1-10083

P.E. 10-1-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT 1934

For the month of October, 2003

COLES MYER LTD.
(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.
(Registrant)

By R.F. Bennett
(Signature)
ROBERT F BENNETT
COMPANY SECRETARIAT MANAGER

Date October 28, 2003

Coles Myer Ltd.

Annual Review 2003

moving forward


MYER GRACE BRO
Kmart
Officeworks
Target
BI-LO
coles
Liquor

Contents



Haley Dolan
Target

Michael Duraku
Vintage Cellars

Natalie Warren Smith
Myer Grace Bros

Anthony Clark
Kmart

Jenny Bryden
Officeworks

With the right team and the right strategy, we are beginning to deliver on our promise to be Australia's number one retailer in all our brands.

We are doing this by ensuring we have the best team of people, so that we can delight our customers and grow shareholder value. We're looking forward to the exciting year ahead.

Rick Allert
Chairman

John Fletcher
Managing Director and Chief Executive Officer



Jamie White
Liquorland



Dominique Gardiner
Coles



Kay Kidman
Bi-Lo

putting runs on the board

a review of 2003


Sales[1]
($m)
21,246
22,566
23,780
25,689
27,017
Underlying
Net Profit[2]
($m)
442.4
483.7
333.0
353.8
455.6
Ordinary
Dividend[3]
(cents)
25.5
27.0
25.5
25.5
26.0
99
00
01
02
03

(1) Excludes Goods and Services Tax, Wholesale Sales Tax and additional 53rd week in 2000. Excludes Wholesale Sales Tax in 1999.

(2) Excludes abnormal items (1999 – 2000), significant items (2001), accounting policy changes, profit on sale of Sydney Central Plaza and write-back of Kmart New Zealand onerous lease provision (2003). *Including these items, 2003 net profit was $429.5m (2002: $353.8).*

(3) Excludes 10.0 cents special dividend 2001

ership team now in place
recruitment and development policies
accountability
agement rewarded on company-wide
ession planning to identify future leaders
nced customer focus
ands working together to leverage Group scale
e benefit of our customers and shareholders

g network expansion
new stores opened in 2003
ther 200 stores planned over next 3 years
rding loyalty for all customers
ount fuel offer + enhanced FlyBuys + Coles Myer
terCard
y chain and information technology improvements
sting for the future
er for our customers, simpler for our stores, cheaper
CML



Year 2
of our 5 year
strategy
Group Culture
Continuous Business Improvement
Sustainable Growth
Safety

Continuous Business Improvement

- Restoring operational excellence in the non-food business
  - substantial profit growth at Kmart and Target
  - return to profitability at Myer Grace Bros
- Growing the Food and Liquor business
  - earnings growing faster than sales
  - growth initiatives in fresh produce, house brands, new marketing campaigns
  - fuel retailing alliance with Shell
- Further strengthening of the balance sheet

Safety Right Now program

- Cleaner and safer stores
- Preventing accidents
- Boosting productivity
- Reducing costs

Rewarding Customer Loyalty


coles
express
save
¢

Leveraging


FlyBuys
COLES MYER
source
0123 4567 8901 2345
10/06
KATE WILSON
MasterCard

Coles Express fuel offer

- National rollout planned by mid 2004
- Quality fuel
- 584 convenient locations

Enhanced FlyBuys

- Double standard points at our participating stores

Coles Myer Source™ MasterCard

- Option to earn up to 7 FlyBuys points per $5 spend
- Interest free offers for 3, 6 or 12 months
- Accepted in 32 million locations worldwide


ESE ITEMS ARE AVAILABLE
UNCLE TOBYS
VitaBrits
Weet-Bix
Wheat Biscuits



Improving our Supply Chain

oup Strength

ocus on customer service in our stores

etter on-shelf availability for customers

mplified operations and systems in our
stribution centres

ajor cost savings

orking together with our employees and suppliers

vesting for the future


coles
express
save
4 ¢

the road ahead

Q&A with our Chairman and CEO

This has been a year of real progress and achievement. The first part of our five year journey was about getting the right team in place, improving our culture and revitalisin our businesses – and as our results show, we're delivering.

The next year is about leveraging the uniqu scale of the Group to give better value and service to our customers and improve returns to our shareholders.

at has been achieved in 2003?

e signs are clear that the Company is developing erable momentum. Our sales grew by 6 per cent in o $27 billion and underlying net profit was up 29 per cent. results are encouraging, but we realise this is only the l year of a five year journey to become Australia's number ailer in all of our brands.

hat we've been promising is starting to happen. For our ners, we are providing an improved shopping experience. r shareholders, we are delivering on a plan that will e returns on their investment. For our staff, we are g a performance-orientated organisation that is a great o work.

w is the Food and Liquor Group performing?

Food and Liquor businesses are as successful as ever r growth strategy will make them even stronger. nched new marketing campaigns in Coles and Bi-Lo, ning that we offer the best range of products at the best every day. Our value pricing, house-brand strategies and new fresh food offer are being well received. We continued pansion program, opening 42 new supermarkets, and rolling out our fuel loyalty program.

or, we acquired a significant asset in Theo's Liquor, has brought us 47 prime stores, four hotels and further ng efficiencies. We have appointed Steven Cain to d Alan Williams as head of Food, Liquor and Fuel. contribution over many decades has been outstanding, leaves the business well positioned for Steven to take e next level.

Q Is the recovery we've seen in the non-food brands sustainable?

JF: The strategy we have in place is about creating a strong, sustainable future for our non-food brands. Last year, Target and Kmart began their turnaround and they have continued to improve, and a now profitable Myer Grace Bros is beginning to deliver on its strategy. We know from experience that when we put the right team in place with the right merchandise, marketing and in-store offers, we get results.

Q So, is structural change now off the agenda?

RA: Like all good Boards, we are continually reviewing the progress we are making against strategy. Our progress is such that we have no current plans to alter the structure of the Company.

Q Why was the Shareholder Discount Card scheme scrapped?

RA: It was one of the world's most expensive loyalty programs and rewarded only a small portion of our customers. Last year, the Board took the unanimous decision to phase it out by the middle of calendar 2004. We are reinvesting the savings in the business, which is good for all customers and all shareholders.

JF: We are replacing it with a comprehensive loyalty program that benefits all customers, not just those who own shares. It includes our petrol discount offer, a market-leading Coles Myer Source MasterCard and a much-improved FlyBuys scheme. On top of all that, the savings will help provide better ranges, better stores, better staff training and better prices.

Q Are the Board issues we saw around last year's AGM over?

RA: We have been focusing on supporting John and his team in rebuilding the Company, and we have also been building a strong and independent Board. In this respect we welcome Keith Barton, Tony Hodgson, Sandra McPhee and Michael Wemms. We have a diverse and experienced Board working with an outstanding leadership team. The vibrant new energy developing within the Company extends to the Boardroom. All the directors have visited stores and distribution centres, and Board meetings have been held at Target in Geelong and Grace Bros in Sydney. It's a new era for Coles Myer.

Q What lies ahead for the Company?

JF: The first part of our five year journey was about getting the right team in place, improving our culture and revitalising our businesses – and as our results show, we're delivering. The next year is about leveraging the unique scale of the Group to bring additional benefits for customers and shareholders. We will roll out our full loyalty program – including the planned extension of our fuel offer nationally – further expand our Food and Liquor Group network and continue to focus on turning around our non-food brands. We will also commence major improvements in our supply chain, so we can do things even better, simpler and cheaper. Our investment in this area will drive future growth.

RA: Our strategy is designed to deliver sustainable returns for our shareholders. Our focus is where it should be – ensuring we have the best team to delight our customers and grow shareholder value. We look forward to the year ahead with renewed confidence.

milestones along the way

Oct 02

Kmart – Cutting the cost of living

New marketing campaign

9/2002

10/2002

11/2002

12/2002

Nov 02

Target – 100% happy!

New marketing campaign

We've come a long way this year. Every step we take in our journey demonstrates our progress towards realising our strategic priorities of **growing** our Food and Liquor business, **restoring** operational excellence in our non-food brands and **leveraging** our scale for the benefit of our customers and shareholders.



ficeworks
Viking off
ucts busines

2/2003 · 3/2003 · 4/2003 · 5/2003 · 6/2003 · 7/200 · 8/2003 · 9/200

Feb 03

Myer Grace Bros – My Store

New marketing campaign

May 03

Bi-Lo – Why pay more

w marketing campa

Acquisition of Theo's Liquor in NSW

Strategic addition to our liquor portfolio

June 03

Acquisition of Shopfast

Coles Myer now Australia's biggest online food retailer

Coles new fresh produce displays launched in VIC

Rollout to NSW and Qld by July 2004

Coles – Save everyday

New marketing campaign, featuring Lisa McCune

ly 03

ch of fuel offer in Victoria

tional rollout planned by mid calendar 2004

Aug 03

FlyBuys revamp

Standard FlyBuys points doubled at participating Coles Myer stores

Oc 03

Coles My Sou MasterCard launch

ading rewards progra linked to FlyBuys

refuelled

Our Food and Liquor Group



EVERYDAY LOW PRICE
LOW PRICE
Coles
LOW PRICE


Bi-Lo
Special
Flakes

The strength of our Food and Liquor Group remained evident as the business produced another solid result despite intense competition. Implementation is underway of all our initiatives, including the expansion of our store network and the introduction of the discount fuel offer. We are now well positioned for further growth.

and Liquor Group

	2003	2002	Change
$m)	16,539	15,711	5.3%
EBIT ($m)	603.2	558.2	8.1%
margin (%)	3.65	3.55	

g Red Rooster (sold May 2002). Red Rooster: sales 2003 2002 $181m; loss 2003 $2.5m, loss 2002 $11.3m.

g accounting policy changes.

The Food and Liquor Group recorded a solid performance for the year. Despite intense market pressures, we further improved our customer offer by increasing our range, even more competitive pricing and, in our supermarkets, expanded our house-brand range and everyday low price offer, and began revamping the in-store layout of our fresh produce department.

A significant achievement, which will deliver long-term benefits to our customers and shareholders, was the introduction of our discount fuel offer. Launched in July 2003 at 151 Coles Express locations in Victoria, the initiative provides customers of our supermarkets and liquor outlets with a discount on quality fuels.

When the planned rollout is completed by mid 2004, the nationwide network of 584 service stations will be Australia's biggest and most convenient discount fuel offer, generating more than $3 billion in sales through our new petrol and convenience store division.

Expansion of our supermarket and liquor store networks continued, with additions greatly exceeding our target for the year. Coles opened 16 new supermarkets and Bi-Lo 26. The refurbishment of existing supermarkets continued, and both brands commenced distinctive new marketing campaigns.

Liquorland added 92 liquor stores and six hotels, including 47 stores and four hotels gained through the Theo's Liquor chain acquisition. Integration of the Theo's stores, together with the Australian Liquor Group and Leda Hotels outlets acquired last year, is progressing well.

Going forward, we plan to open another 90 supermarkets and more than 60 liquor outlets over the next three years, while continuing our extensive refurbishment program and achieving further operational and supply chain efficiencies — all aimed at delivering greater value for our customers and shareholders.



Coles

In an active year, we recorded solid results and introduced a number of new initiatives to drive future growth.

Our aim is to provide a wide choice of quality fresh food and groceries at great value in an easy, convenient shopping environment. Research shows our customers are responding positively, and increasingly *recognising that our prices are truly competitive and offer real value* for money.

The store expansion and improvement program continued, with 16 new openings and 67 refurbishments. The appealing shopping environment sets the scene for our new 'Save everyday' marketing campaign featuring Lisa McCune and promoting our very competitive prices, vast range, quality and value. Customer response to the 'new face of Coles' has been very encouraging.

We continued to be a leader in house-brands, increasing our range to 2000 items, including our expanded 'Organic' label. Our commit is reflected in the positive long-term relationships being developed suppliers. The enhancement of our fresh food offer is progressing w we introduce the new 'market look' in stores.

Our focus remains on continuously improving our customer offer, competitive price position and customer service standards, providi a solid foundation for future growth.

Bi-Lo

We continued to expand and consolidate our position over the year.

We have a clear aim, to meet the needs of people who demand value. Having fulfilled that role since 1979, Bi-Lo is a strong and recognised brand. This year we opened 26 new supermarkets, including the 200th store in our expanding network, and continued our refurbishment program.

We continued to offer great value for money on everyday grocery items, along with our quality house-brand range, which now numbers 1,200 products. An additional 600 Bi-Lo branded items are planned for next year. We supported the house-brands with distinctive new labelling, a Value Guarantee and an innovative Money Back Offer, and custon response has been very encouraging.

Fresh food is now part of our core product mix and we are continui the rollout of bakeries into our new and refurbished stores.

We supported our low prices with the new 'Why Pay More?' market campaign featuring unprompted customer testimonials. Research s customers see the campaign as very credible and that Bi-Lo is 'whe the weekly shopping costs less' – a strong basis for further growth.

Liquor

As competition intensifies, our customers have become increasingly value conscious. We have responded with attractive price-points and innovative offers, combined with integrated food and liquor marketing.

We reinforced our strong market position with 92 new stores and six new hotels, including the acquisition in May of Theo's Liquor in New South Wales.

The acquisition will bring many benefits through economies of scale and supply chain efficiencies. Integration is progressing to plan, and we are looking to share experiences and introduce cross-promotional mar initiatives across the Liquorland and Theo's networks. The Theo's b will be rolled out nationally, replacing the Quaffer's wine super stor

Going forward, we will use our three differentiated brands – Liquor Vintage Cellars and Theo's – to further leverage growth opportuniti We will also maintain our expansion program, particularly in Victor with the phasing-out of the State's liquor licensing cap.


Great Value
Great Value
$2.98
Great Value
BANANAS
$1.98 KG
PACKHAM MEDIUM
$3.48 KG
5.98

turning the corner

Our general merchandise and apparel brands


Father's Day
Children's Clothing
Womenswear
This fantastic series
VY SS Commodor

	2003	2002	Change
)	4,370	3,904	11.9%
ſ ($m)	103.6	62.4	66.0%
gin (%)	2.37	1.60	

restated to include Officeworks Direct, which ed within Officeworks, having previously been merging Businesses.

s the write-back of Kmart NZ onerous lease 12.8m.

counting policy changes.

he cost of living.

ceworks

ores

Kmart and Officeworks

Kmart aims to be Australia's number one discount department store for families, offering the best range at the lowest prices in every market we serve.

Our strong earnings are a direct reflection of the strategy we put in place last year to re-establish our leadership position in discount department store retailing. The results show that customers are responding to our promise to provide them with the lowest prices on products they want.

We focused on making a more consistent offer, with low everyday prices supported by great specials and seasonal sales events, backed by our lowest price guarantee. This strategy is reflected in our new marketing campaign 'Cutting the cost of living', which has clearly been accepted by customers. We achieved robust sales across both our apparel and hard-line categories. Toys were a key performer, strengthening our position as the No. 1 toy retailer in the country.

Four new full-line Kmart stores and four Garden Super Centres were opened during the year. As part of our ongoing refurbishment program we started to introduce a new floor layout, widening the aisles and making it easier for customers to move through the stores. All stores will have been upgraded by the end of 2006.

We plan to maintain our strong growth and continue opening new stores with a view to consolidating our position as the No 1 discount department store in Australia and expanding our operations in New Zealand.

Officeworks' sales continued to strengthen as we consolidated our position as the leading retailer of quality office and technology products to small businesses.

The network grew to 69 Officeworks stores and we further expanded our product range, while improving business efficiencies. Our in-store technology centres have been very well accepted. The strategic acquisition of the Viking direct order business allows us to further develop the direct offer. Our goal going forward is to continue to achieve strong revenue growth through new stores, further development of our direct business and improved merchandise ranges, as our focus remains on meeting the needs of small business. A minimum of 10 new stores will open next financial year.



Kmart is delivering on its strategy, achieving its second consecutive year of strong sales growth and recording a significant improvement in earnings. Officeworks produced another impressive performance and continued its expansion, opening ten new stores and acquiring Australia's largest direct order office products business.

In this year of rebuilding, Myer Grace Bros achieved a significant turnaround in performance, with improved quality of sales driving a return to profitability. The result demonstrates we have a sound strategy in place, and provides encouraging signs for the future of the brand – an icon in Australian retailing.

	2003	2002	Change
Sales ($m)	3,240	3,243	(0.1)%
Retail EBIT ($m)	25.2	(21.6)	
Retail margin (%)	0.78	(0.66)	

Note

Excluding accounting policy changes.

Myer Grace Bros

We aim to be Australia's leading department store, the first choice of customers for their fashion needs in branded apparel, gifts and homewares.

The combination of ongoing improvements in our merchandise assortment, better in-store execution and our strategic marketing program delivered the outcomes anticipated from our new brand positioning.

We introduced our House of Brands strategy, combining icon brands with exclusive private brands. Our new private womenswear brands, Basque and Urbane, established themselves as best-sellers. We have reintroduced in-store events to add excitement to our stores. The 'Love Kylie Parade' was a highlight of the Melbourne Fashion Festival and a key step in our campaign to regain our position as a fashion force. We have strengthened our relationship with our suppliers. In cosmetics, the latest Estée Lauder counter design and other new offers reinforced our position as Australia's No 1 cosmetics retailer.

Our new marketing theme, 'My Store', clearly differentiated us in the marketplace, while in-store upgrades were complemented by the restoration of strong visual merchandising to all stores. Revitalisi the business has instilled new energy and excitement in our peop and we continued to support their professional development, wit over 25,000 staff having undergone re-training to date.

A review of our store network led to the decision to close three st that were at the end of their leases and too small to be sustainab Two will be re-badged, one as Target and one as Kmart.

Looking forward, our strategy includes new icon and private brar launches, achieving a consistent visual look and merchandise assortment across all stores, and critical development of our bal marketing program of competitive regular prices complementec targeted promotional events.

Megamart

Three new Megamarts opened and customer traffic increased i response to effective catalogue promotions and increasing awa of our price competitiveness. A separate entity within the Coles brand portfolio, Megamart will focus on offering more extensi ranges and strong price offers in key categories to expand our of the furniture and electrical markets.





nystore



Target

	2003	2002	Change
Sales ($m)	2,647	2,422	9.3%
Retail EBIT ($m)	92.0	51.7	77.9%
Retail margin (%)	3.48	2.13	

Note

Excluding accounting policy changes.

We are continuing to focus on the timely delivery of on-trend, affordable, high-quality *ranges and achieving* rapid sell-through within each season.

Strong performances were recorded across apparel, soft homewares and manchester. We continued to boost sales and margins and increase stock-turns by quickly identifying merchandising trends and responding with fresh products.

In continuing to complement the Target brand with exclusive licences, we added the internationally popular young apparel brand Mary-Kate & Ashley, which has now expanded into homewares and manchester. Across our ranges we are emphasising product quality, through testing at our quality assurance laboratory, supported by our money back quality guarantee.

The quality and fashionability of our merchandise offer is well suppo[rted] by our in-store execution, reflecting the calibre of our merchandising and buying teams. Continual professional development is extending the expertise of our buyers, who travel widely to gauge new direction[s] in merchandising. The in-store environment has been enhanced, wit[h] new lighting, upgraded product presentation and wider aisles creatin[g] a brighter, more customer-friendly atmosphere.

The vibrancy flowing through the organisation is expressed in our ne[w] '100% happy' marketing theme, and the customer response has bee[n] very positive. We are now building on our strengths to sustain the turnaround and deliver greater earnings and value.

Target. 100% happy



Target made further significant progress in rebuilding the business. The turnaround momentum continued and we achieved strong growth in sales and earnings as customers responded positively to our merchandise offer. Our dynamic new marketing campaign reflects the positive sense of energy that is driving us forward.



Emerging Businesses

	2003	2002	Change
Sales ($m)	254	213	19.2%
Retail EBIT ($m)	(10.9)	(14.2)	23.2%

Note

Includes intra-group sales: 2003 $31m, 2002 $26m.

Excluding Myer Direct (sold Jan 2002). Myer Direct 2002 sales $40m, 2002 loss $1.1m.

Emerging Businesses, previously known as e.colesmyer, continued to deliver valuable learnings in the evolution of new business channels, technologies and ideas.

Emerging Businesses reduced its loss over the year through improved performances from Harris Technology and ColesOnline.

Sales in the division, excluding the divested Myer Direct, continued to grow strongly. Harris Technology further increased its market share in the computer reseller market and opened four new business centres. ColesOnline benefited from strengthened marketing activity, following our agreement with Australia Post to provide pick, pack and delivery services.

In June 2003, Shopfast was acquired by ColesOnline, making us by far the country's largest online food retailer.


oles Myer Ltd.
CELLAR
PECIALIST
ER
Welcome to
and Review Cycle Tr
Performance
Pla
Summary
Review

Coles Myer Institute – learning for success

The Coles Myer Institute has been established in conjunction with Deakin University as a centre of training excellence. The Institute provides a strategic framework for the develop of all our people, from entry level through to senior management. Over 50,000 staff will b trained annually in job-specific skills, along with leadership, creative thinking and problem solving skills.

Continuous learning enables our people to be the drivers of their own careers, and is vita our success in becoming Australia's number one retailer in all of our brands.

developing a great place to work

ur aim is that all our 165,000 employees see emselves as part of one Coles Myer team, with common culture, all working safely to the same rategy based on delighting our customers.

tering the right culture is a critical part of achieving our business ls. The four elements of our strategy are recruiting and developing best people, building leadership to ensure we are well positioned :he future, aligning performance and reward with our strategic ls, and providing a safe working and shopping environment.

hese drivers of success are being implemented. Our leadership n is now in place, with a strong mix of local and overseas :utives who are working together as a unified group with ·mmon aim.

ior management performance is now rewarded from both and and Group perspective, ensuring a collaborative focus on ıpany-wide success. Our executives are also reviewed by their ns through a '360 degree feedback' process.

sforming the way we recruit has been a major focus. We have ɔduced a newly developed, web enabled e-recruit system which ɔles internal and external candidates to easily and efficiently apply ɔositions throughout the organisation. This system has achieved strong internal and external acceptance, with over 140,000 registered applicants in the first 14 weeks of operation.

In succession planning, we have introduced a formal program to identify and manage our high-potential people who will be our future leaders. We have also introduced a CML Graduate Program which is focused on developing the leaders of the future to support our business success.

Safety

As Australia's largest private sector employer, our commitment to employee safety is paramount. Through the Safety Right Now program, our goal is to create a safe environment for each other, our customers and our visitors in every business location – everyday. Store design modifications, training programs and other initiatives have been implemented and we are seeing an improvement in safety performance, with workers compensation claims falling by 16 per cent over the year.

Our leadership team

John Fletcher – Chief Executive Officer
Joe Barberis – Coles Express
Pamela Catty – Corporate Affairs
Iain Clubb – Human Resources
Larry Davis – Target
Tim Hammon – Corporate and Property Services
Fraser MacKenzie – Chief Financial Officer
Peter Mahler – Chief Information Officer
Gerry Masters – Coles
Peter Merritt – Bi-Lo
Andrew Potter – Supply Chain
Dawn Robertson – Myer Grace Bros
Peter Scott – Officeworks
Craig Watkins – Liquor
Alan Williams – Food, Liquor and Fuel Group
Hani Zayadi – Kmart

doing business responsibly



With a Coles Myer store in almost every major town in Australia, our businesses have a positive impact on society in many ways.

As well as bringing world class shopping facilities to Australian customers, we provide quality employment opportunities, invest in the community and work to minimise the environmental impact of our businesses.

We take a responsible and ethical approach to the way we do business with our customers and suppliers and in our relationships with our people.

Go green at Coles and Bi-Lo

The Go Green Bag has finally arrived in Australia, thanks to Coles and Bi-Lo. Hundreds of thousands have been sold since we introduced the bags in March 2003 to reduce plastic bag use.

Not only do the Go Green Bags hold more than twice as many items as disposable plastic bags, but ten cents from the sale of every Coles and Bi-Lo Go Green Bag goes into the new Go Green Environmental Fund. This helps fund the work of Clean Up Australia, Landcare Australia and Planet Ark.

Coles and Bi-Lo expect to raise in excess of $100,000 in the first year to fund environmental projects run by these groups.

In the environment

Our brands work closely with suppliers and other external parties to minimise the impact of our business on the environment.

Energy We are reducing our energy use through more integrated and efficient systems in refrigeration, lighting and air conditioning.

Recycling Coles Myer recycled almost 90% of its cardboard during the year and 3,600 tonnes of plastic. Plastic bag recycling bins are in all our supermarkets to encourage customer returns for recycling.

Packaging As part of our National Packaging Covenant membership we are continuing to work with suppliers and other Covenant members to identify joint initiatives to reduce packaging and improve sustainability.

Waste Recovery We are finding new ways to divert organ waste away from landfill and into consumer products su as compost and fertilisers.

Partnerships In stores and through public activities with Clean Up Australia, Planet Ark and Landcare, we are supporting waste reduction and work on parks, waterwa and salinity. Coles and Clean Up Australia provide grant to schools, councils and community environmental grou for local projects.

Plastic Bags Coles Myer has committed to an industry a government agreement to phase-out single-use plastic b over the next five years. We are introducing alternative b and undertaking staff and community education and recycling initiatives. Coles, Bi-Lo, Target and Kmart have introduced their own distinctive plastic bag alternatives.



r the Canberra fires – helping families sleep easier

anuary 2003, Canberra suffered its worst natural disaster when bushfires destroyed r 500 homes. Myer Grace Bros, Kmart and Target, with the support of some of major suppliers, donated beds and manchester to families whose homes were in the fires.

Supporting the community

We recognise our responsibilities as a corporate citizen and actively contribute to community development through a broad range of support programs and initiatives.

Coles continued the Taste Australia program, which promotes native foods and in turn assists indigenous suppliers of native ingredients. The program was recognised with an Honourable Mention at the 2002 United Nations World Summit on Sustainable Development.

Coles is also a participant in the Victorian Government's Vic Relief Foodbank program, involving food donations to over 400 welfare and charity groups.

Our businesses provide financial assistance to a variety of charitable groups engaged in children's health and family welfare activities that benefit the community. This year, our brands helped to raise and donate more than $13 million for causes such as Cancer Council Australia's Daffodil Day, SIDS and Kids Red Nose Day, Planet Ark and the Fashion Targets Breast Cancer campaign.

We operate Australia's largest Christmas gift appeals for the Salvation Army and Anglicare, featuring Kmart's Wishing Tree Appeal and Target's Uniting Care Share event. In this, its 14th year, Kmart's Wishing Tree Appeal collected 200,000 gifts for distribution to people in need.

Applying good corporate governance

Coles Myer's Board is focused on supporting John Fletcher and his team as they continue the task of rebuilding Coles Myer.

The rebuild has extended to the Board itself and during the year we have welcomed four new members – Keith Barton, Tony Hodgson, Sandra McPhee and Michael Wemms. We have a strong, diverse and independent Board working with an outstanding management team. The energy and vibrancy that characterises our management team extends to the Boardroom – during the year all directors have visited stores and distribution centres and Board meetings have been held at Target in Geelong, Myer in Melbourne and Grace Bros in Sydney.

Your directors and management are committed to high standards of corporate governance, which are embodied in the Company's Statement of Corporate Governance Principles. This establishes the framework for how the Board oversees the Company and performs its functions on behalf of shareholders.

Role of the Board

The Board is responsible for directing management to optimise the Company's performance and increase shareholder wealth by:

- providing strategic direction and adopting a corporate strategy;
- identifying and managing the principal risks of the Company's businesses;
- monitoring the conduct and performance of the Company and of senior management;
- appointing and appraising the CEO and ensuring that there are adequate plans and procedures for succession planning; and
- ensuring that appropriate procedures are in place so that the business of the Company is conducted in an honest, open and ethical manner.

Composition of the Board

The Board is to have a majority of independent directors, so that the Board can bring quality judgements, which are free of bias, to all issues. An independent director is one who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company and, in particular, one who is not:

- a substantial shareholder;
- retained as a professional adviser, either personally or through his/her firm;
- a significant customer and/or supplier;
- a substantial shareholder of, or has a significant financial or personal interest in, a significant customer and/or supplier; or
- an executive.

The preference is that the Chairman of the Board should also be an independent director. The Board currently comprises ten independent non-executive directors and one executive director, being the Managing Director.

Criteria for Board membership

For directors appointed by the Board, the Board will consider the range of skills and experience required in light of:

- the strategic direction and progress of the Company;
- the current composition of the Board; and
- the need for independence.

A director appointed by the Board must stand for election at the next Annual General Meeting.

Apart from the Managing Director, all directors are subject to re-election by rotation at least once every three years.

Board committees

The Board carries out certain duties by delegation to Board Committees. These Committees meet regularly and make recommendations to the Board on the issues delegated to them. The Committees' Charters may be viewed on the Company's website.

Audit/Governance Committee

The Committee assists the Board in relation to the Company's corporate governance framework, identification of areas of significant business risks and the monitoring of:

- the preparation of the Company's financial statements;
- adherence to the Company's Statement of Corporate Governance Principles;
- maintenance of an effective and efficient internal and external audit;
- effective management of business risks;
- compliance with laws and regulations; and
- business dealings, in particular related party transactions.

The Committee also provides recommendations to the Board on the appointment of the external auditors and the level of audit fees. The Committee members are Tony Hodgson (Chairman), Patty Akopiantz, Rick Allert, Mark Leibler, Martyn Myer and Michael Wemms.

Nomination & Remuneration Committee

The principal responsibilities of the Committee are to:

- advise the Board annually on remuneration for executives reporting directly to the CEO;
- advise the Board on performance-linked compensation pac for directors and executives, and share and share option pl
- advise the Board on directorship appointments, performan the CEO, successor to the CEO, effectiveness of the Board whole and its committees, CEO's and non-executive direct remuneration; and
- review the Board's required status, experience, mix of skills and other qualities, including gender, and provide a direct orientation and education program.

The Committee members are Rick Allert (Chairman), Keith B Ric Charlton, Bill Gurry and Sandra McPhee.

Board appraisal process

The Board monitors and evaluates its performance and the performance of the Board committees and individual directo in order to fairly review and actively encourage enhanced bo effectiveness. External consultants are engaged to assist in th evaluation process. The evaluation process in respect of the under review is expected to be completed shortly.

Fair dealings and related party transactions

Directors, as well as senior management, convey the messag to all stakeholders through the relevant policies and our inte review mechanisms that integrity and effective control cann compromised when dealing with suppliers, particularly if a s is a related party. The Company has implemented a comprehensive policy regarding related party transactions.

A director, or entities in which a director has a significant int and/or influence, who enters into a transaction with CML (o than a transaction involving the payment of compensation), make full disclosure. If the total value of the transactions for month exceeds $1 million, details will be reported to the Audit/Governance Committee. Certain contracts with direct or entities in which directors have a significant interest and/ influence, must be approved by the Audit/Governance Com *in advance of committing the Company.*

Share trading

The Company's policy and procedure on dealing in CML securities requires that directors and employees who posses information should never deal in CML securities. It also prov that directors and senior executives are not permitted to tra the Company's securities in the six week period prior to the announcement of the half year and full year profit results.

results and monitoring

oard has overall responsibility for the appropriate reporting CML Group results. In order to effectively carry out this on, the Audit/Governance Committee monitors the veness of the Group's systems and internal financial controls.

roup's performance is monitored on a monthly basis through l operating and capital budgets, which have been established relevant business heads and approved by the Board.

al Audit is used extensively to monitor the areas of greatest identified by risk analysis. The external auditors review and e system of internal control to the extent necessary to form nion on the financial report.

al auditor independence

fees of $4.0 million were paid or payable to aterhouseCoopers in relation to the 2003 financial year. or non-audit assurance services and taxation advice totalled nillion and fees for consulting advice, provided by PwC lting prior to 1 October 2002 totalled $0.5 million. With quisition of PwC Consulting by IBM on 1 October 2002, ditors, PricewaterhouseCoopers, and PwC Consulting ne independent organisations. The independence and mance of the external auditor is subject to continual by the Audit/Governance Committee. In addition in 2003 al review of the performance of the external auditor was eted and it was determined to reappoint PricewaterhouseCoopers company's external auditor. Audit engagement partners are d every 5 years, with the most recent rotation occurring in 02 financial year.

and Code of Conduct

e of Conduct, based on the fundamental principle that all its ss affairs shall be conducted legally, ethically and with strict ance of the highest standards of integrity and propriety, has dopted by all directors and employees. It is wide-ranging escribes how an individual should act in many different stances. It also provides guidance on how to resolve ainties and how to deal with suspected breaches of the Code ers. The Code may be viewed on the Company's website.

sional advice to directors

t to the approval of the Audit/Governance Committee, rs may engage an outside professional advisor at the e of the Company in appropriate circumstances.

the year under review, the Company paid legal expenses following directors relating to advice pertaining to the 2002 General Meeting – Patty Akopiantz $21,920, Richard Allert 1, John Fletcher $24,780, Bill Gurry $9,703, Mark Leibler $4,091, Helen Lynch $41,871, Martyn Myer $17,726, Stan Wallis $157,051.

Additionally, there was a non-apportioned amount of $227,842 paid in respect of legal advice for Patty Akopiantz, John Fletcher, Bill Gurry, Helen Lynch, Martyn Myer and Stan Wallis which also related to advice pertaining to the 2002 Annual General Meeting.

Directors' retirement allowance

Non-executive directors appointed prior to 27 March 2003 receive a retirement allowance payable upon their retirement as a director in accordance with an approval given by shareholders at the Annual General Meeting held on 21 November 1989.

The approval provides for the payment of a retirement allowance equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years but not exceeding a total of 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received. Directors appointed after 27 March 2003 do not receive a retirement allowance however they receive an increased base fee.

Communication with shareholders

The Company is committed to:

- ensuring that shareholders and the financial markets are provided with full and timely information about its activities;
- complying with continuous disclosure obligations contained in applicable Listing Rules and the Corporations Act in Australia, and the equivalent requirements associated with the Company's listing in the United States;
- ensuring that all stakeholders have equal opportunities to receive externally available information issued by the Company.

The Company has established a Continuous Disclosure Committee which is responsible for monitoring the continuous disclosure practices of the Company, assessing the information provided by the Company's businesses and considering the appropriate response to any market rumours concerning the Company.

Information is communicated to shareholders through the distribution of the Annual Review and whenever there are other significant developments to report. In addition, all significant information is posted on the the Company's website (www.colesmyer.com) as soon as it is disclosed to the financial markets. The Annual General Meeting, along with profit and sales presentations, is also broadcast live on the website. A copy of all the governance policies referred to in this review are also able to be viewed on the Company's website.

Donations

The Board's decision to contribute to the major political parties, federally and in the states, is motivated by its desire to see a strong political system that supports the democratic process in Australia.

Commitments made to political parties at the federal and state levels during the year were:

Australian Labor Party $107,000, Liberal Party of Australia $107,000, National Party of Australia $26,000, Australian Democrats $2,750.

ASX corporate governance recommendations

At the date of this Review the Company complies with the ASX Principles of Good Corporate Governance and Best Practice Recommendations. The information required to be disclosed by those Recommendations is found both in this Corporate Governance section and in the Director's Report on pages 37 to 41 of this Review.

During the year under review the Company complied with most of those Recommendations. The only areas of noteworthy non-compliance were with respect to –

i. For the period October 2002 to July 2003, the Chairman of the Board was the Chairman of the Audit/Governance Committee; and

ii. Certain of the Company's policies and procedures were not available on the Company's website for the entire period.

Trade Practices compliance

Implementation and entrenchment of the Coles Myer Trade Practices Compliance program continues across the Group, based on the framework provided in AS3806 - the Australian Standard for Compliance programs.

Major activity this year focused on providing the Group with further Trade Practices training tools, including video and online learning formats. A self-audit tool was also launched by Retail Support to assist both the Brands and Retail Support to enable further improvement of the program across the Group.

Retail grocery code – alternative dispute resolution

The Company is a strong promoter of the Retail Grocery Industry Code of Conduct, which provides participants in the retail grocery supply chain with access to low-cost dispute resolution and increased awareness of fair trading practices. Of the 100 industry matters considered by the Ombudsman to date, only two have involved our supermarkets and, pleasingly, these were resolved to the satisfaction of both parties.

Board of Directors



Board members (left to right) John Fletcher, Sandra McPhee, Keith Barton, Martyn Myer, Patty Akopiantz, Rick Allert, Mark Leibler, Ric Charlton, Michael Wemms, Tony Hodgson, Bill Gurry

(Patty) E. Akopiantz
cutive Director
llesley), MBA (Harvard) Age 39
ted Director 2001)

piantz has over 15 years senior management and ncy experience in retail and consumer industries Australia and overseas. As a management nt with McKinsey, she advised some of Australia's companies on strategy and organisational change ed lead the Retail and Consumer Goods Practice. former General Manager of Marketing at David d Vice President of a US apparel manufacturer. piantz is a director of the Australian Graduate of Management, and Chair of the Foundation for ustralians NSW committee. She manages her tegy and marketing consultancy.

H. Allert, AM
n
: 60
ted Director 1995, Chairman from
ber 2002)

t has had a distinguished career as a Chartered ant. He is the Chairman of AXA Asia Pacific s Limited, The AustralAsia Railway Corporation ages Hotels & Resorts Pty Ltd. Mr Allert is a of the Australia Business Arts Foundation and er of the Australia Council's Major Performing rd, and has held positions with a number of nent instrumentalities and community tions over many years.

. (Keith) Barton
cutive Director
) (UNSW), FTSE Age 63
ted Director 2003)

n is a former Chief Executive Officer and Managing of James Hardie Industries Ltd, after holding of executive positions at CSR Ltd. Dr Barton's lirectorships include Tower Ltd, Citect Corporation Amcor Ltd. He is also a Council Member of the nd Society NSW. Dr Barton's previous Board nents include Goodman Fielder Ltd (Chairman), ding Ltd and Colonial Ltd.

'Ric) M. Charlton, AM
cutive Director
c, FTSE Age 68
ed Director 1995)

ton is Chancellor of the University of Newcastle rman of Adcorp Australia Limited and the ne Language Centre. Mr Charlton has served on a wide variety of Boards, including HSBC Bank Australia Limited, South East Water Limited, and Fujitsu Australia Ltd. He has made substantial contributions to community, children's medical research and sporting organisations. Mr Charlton's career in the petroleum industry included his appointment as Chairman and Chief Executive Officer of Shell Australia Limited, Deputy Chairman of Woodside Petroleum Ltd and Chairman of the CoAG Gas Reform Task Force.

John E. Fletcher
Managing Director and Chief Executive Officer
FCPA Age 52
(Appointed Director 2001)

Prior to Coles Myer, Mr Fletcher spent almost all his professional career with Brambles Industries, commencing in 1974, initially in an accounting role and then in a series of operating and senior management positions. He was appointed General Manager of the Transport Division in 1982, Commercial Director Europe in 1984, Managing Director CHEP Australia in 1986, Managing Director Brambles Australia in 1988 and Chief Executive of Brambles Industries in 1993. Mr Fletcher retired as CEO of Brambles in 2001. He is also a director of Telstra Corporation Limited.

William (Bill) P. Gurry, AO
Non-executive Director
LLB Age 56
(Appointed Director 2001)

Mr Gurry was the immediate former Executive Chairman of one of Australia's foremost investment banks, UBS Warburg. Prior to that he was that firm's Managing Director. He has had an outstanding career in the Australian finance sector, being a former Managing Director of Capel Court Corporation, National Mutual Royal Bank Limited and Executive Director of Australian Bank Limited. Prior to his time at UBS Warburg, Mr Gurry developed his own diverse financial consulting practice and held a number of directorships, including Normandy Limited, Chairman of Ericsson Australia, Deputy Chairman of BRL Hardy Limited and Chairman of AIDC Limited. Mr Gurry has also held a number of community interest roles. He is a former Deputy Chairman of the Australian Film Commission, a former Director of the Australian Film Finance Corporation and former Trustee of the National Gallery of Victoria. He is currently a Director of the Financial Markets Foundation for Children, and the St. Vincent's and Mercy Private Hospital. He is also Chairman of GS Private Equity, one of Australia's largest private equity firms.

Anthony (Tony) G. Hodgson
Non-executive Director
FCA, FAICD Age 63
(Appointed Director 2003)

Mr Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds. Mr Hodgson's current Board appointments include HSBC Bank Australia Ltd, HSBC Asset Management (Australia) Limited (Chairman), Tabcorp Holdings Ltd (Deputy Chairman) and Victoria Rugby Union (Chairman Advisory Board). He also acts as a consultant to Ferrier Hodgson. Mr Hodgson's previous directorships include Melbourne Port Corporation (Chairman) and Victorian TAB (Chairman).

Mark M. Leibler, AO
Non-executive Director
LL.B. (Hons. Melbourne), LL.M. (Yale) Age 59
(Appointed Director 1995)

Mr Leibler is one of Australia's pre-eminent taxation advisors. As the Senior Partner of solicitors Arnold Bloch Leibler, he has advised major business, the Federal Government and educational institutions. He regularly participates in the formulation and review of tax law through his involvement in a large number of peak industry, professional and educational advisory bodies. Mr Leibler is also a director of Reconciliation Australia Limited, a non-profit company established to continue the leadership role of the Council for Aboriginal Reconciliation. Mr Leibler has made an outstanding contribution to the Jewish community, both nationally and internationally.

Sandra V. McPhee
Non-executive Director
Dip. Ed, FAICD Age 57
(Appointed Director 2003)

Ms McPhee, currently Group General Manager Alliances with Qantas Airways Limited, has extensive executive leadership experience in sales, marketing and consumer roles. Ms McPhee held a variety of positions with Pan American Airways Ltd before serving as Chief Executive of the Traveland Retail Group and Director of Sales at Ansett Australia. Ms McPhee joined Qantas in 1994 where she has held the positions of Executive General Manager Sales, Group General Manager UK/Europe/South East Asia and Group General Manager Marketing. Ms McPhee's Board appointments include Australia Post, Primelife Corporation Limited, CARE Australia and St Vincents and Mater Health. She is a Council Member of Chief Executive Women. Ms McPhee's previous non-executive positions include Deputy Chair South Australia Water and director Tourism Council Australia.

Martyn K. Myer
Non-executive Director
BEng, MESc, MSM (MIT) Age 46
(Appointed director 1996)

Mr Myer has extensive experience in financial services and engineering. He is a director of Diversified United Investments Ltd, Chairman of Cogstate Ltd (a biotech company involved in Alzheimer's disease diagnosis and treatment) and was until recently Managing Director of Merlyn Asset Management Pty Ltd. Prior to his move to the financial services industry, he had extensive experience with some of Australia's leading manufacturers. Mr Myer has involvement in several philanthropic activities, including Vice President of the Howard Florey Institute of Experimental Physiology and Medicine at the University of Melbourne and The Myer Foundation.

John M. (Michael) Wemms
Non-executive Director
BA (Bristol), MBA (Cranfield) Age 63
(Appointed Director 2003)

Mr Wemms has extensive retail and Board experience in the United Kingdom. He is a former Director of Tesco plc and the Chairman of House of Fraser plc. Mr Wemms worked at Tesco from 1972-2000 in a range of positions, including Store Manager, Retail Managing Director, Personnel Director and Store Operations Director. He was a Director of Tesco plc from 1989-2000 and a part-time advisor to the company from 2001-03. In his executive roles at Tesco, Mr Wemms lead cultural change and helped shape convenience retailing in the UK through the establishment of the Express petrol venture. He has been a director of the UK Department Store Group, House of Fraser plc, since 1996 and Chairman since 2001. Mr Wemms is a member of the MBA Advisory Board at Cranfield University and spent five years as a Visiting Professor at Bristol University Business School.

Committee Membership

Audit/Governance Committee –
Tony Hodgson (Chair), Patty Akopiantz, Rick Allert, Mark Leibler, Martyn Myer, Michael Wemms.

Nomination and Remuneration Committee –
Rick Allert (Chair), Keith Barton, Ric Charlton, Bill Gurry, Sandra McPhee.

Financial Statement Discussion and Analysis

Commentary on Statement of Financial Performance

Sales for the 52 week year ended on 27 July 2003 were $27,016.6 million. This represented an increase of 5.2% from the 2002 financial year. Excluding the sales of exited businesses (Red Rooster and Myer Direct in 2002), sales increased by 6.1%.

As a result of the change in accounting policy for supplier promotional rebates, other revenues from operating activities have fallen from $650.6 million to $17.7 million. Promotional rebates which were previously recorded as other revenue from operating activities have now been disclosed as a reduction in cost of goods sold and inventory. A one time charge of $76.5 million has been recorded to reflect the cumulative change in accounting policy resulting from the adoption of the change at 29 July 2002.

Proceeds from the sale of non-current assets was $392.5 million, the net book value of which was $416.8 million, resulting in a loss on disposal of $24.3 million. Proceeds from the sale of Sydney Central Plaza comprises $372.8 million (net of transaction and sale related costs of $17.2 million), with a profit on sale of $5.5 million.

Borrowing costs fell from $102.9 million to $86.9 million, which is a reflection of lower average debt levels.

The net profit for the year was $429.5 million, an increase of $75.7 million, or 21.4%. After adjusting for the impact of the accounting policy changes, the Kmart New Zealand onerous lease provision reversal and the profit on sale of Sydney Central Plaza, the net profit would have been $455.6 million.

Food and Liquor Group

Sales have increased from $15,892.4 million to $16,538.6 million, an increase of $646.2 million, or 4.1%. After adjusting for sales relating to Red Rooster (business exited in May 2002), sales increased from $15,711.1 million to $16,538.6 million, an increase of $827.5 million, or 5.3%.

The segment result (net profit before interest and tax) has increased by $19.8 million, or 3.6% to $566.7 million. After adjusting for accounting policy changes and the exited business, the segment result would have been $603.2 million for 2003 and $558.2 million in 2002, representing an increase of $45.0 million, or 8.1%.

While sales were impacted by intensified fuel discounts during the year, sales growth momentum increased in the fourth quarter. This reflects the early impacts of customer initiatives in price perception, fresh produce and house-brands, most of which are yet to be fully implemented.

Continued focus on efficiency initiatives has underpinned and enabled solid growth in the segment result, with both our supermarket and liquor businesses improving their margins over the year. The result reflects improvements in shrinkage and waste, reduced product cost and strong growth of our higher margin house-brands in both Coles and Bi-Lo. These initiatives, together with reinvestment of the shareholder discount reduction, have enabled the Brands to further improve price competitiveness.

The store expansion program continued during the year, with 42 new supermarkets, 92 new liquor stores and six new hotels. This included the strategic acquisition of Theo's Liquor in NSW, which was settled on May 26.

Kmart and Officeworks

Sales increased $465.1 million, or 11.9% to $4,369.5 million (including intersegment sales of $0.9 million).

The segment result has increased by $41.4 million, or 66.3% to $103.8 million. After adjusting for accounting policy changes the segment result would have been $116.4 million for 2003, represent an increase of $54.0 million or 86.5% for the year.

Included in these results is a credit of $12.8 million relating to a reversal in the Kmart New Zealanc onerous lease provision, which has resulted from improved trading conditions in New Zealand. Afte further adjusting for the impact of this reversal, the segment result would have been $103.6 millio

Kmart's strong result was a direct reflection of the strategy put in place last year to move the Branc the leadership position in discount department store retailing. Key sales drivers included entertainm consumables and toys and leisure.

The store refurbishment program has progressed to plan, with wider aisles and lower fixtures impr the in-store experience for customers. Kmart opened four new full-service stores and four Garden S Centres over the year.

The Officeworks result reflects strong sales growth, improved merchandise mix, increased buying synergies with the Viking acquisition and efficient business practices.

The Officeworks network continued to expand, with 10 stores opened during the year, bringing th to 69.

Myer Grace Bros and Megamart

Sales decreased $3.3 million, or 0.1% to $3,239.9 million.

The segment result has increased by $31.5 million to $9.9 million. After adjusting for accounting p changes the segment result would have been $25.2 million for 2003, representing an increase of $ million for the year.

Whilst sales were impacted during the year by the temporary closure of the Bondi store and shareh discount reduction, growth momentum increased in the fourth quarter. The quality of sales and in has shown solid improvement, reflecting enhancements to merchandise assortments and in-store execution, planned and strategic marketing and more efficient capital investment.

Megamart produced another year of strong sales growth, with the opening of our new stores in A and Casula in Sydney and Narre Warren in Melbourne.

Target

Sales increased by $224.5 million, or 9.3% to $2,646.9 million.

The segment result has increased by $38.2 million, or 73.9% to $89.9 million. After adjusting for accounting policy changes the segment result would have been $92.0 million for 2003, representi an increase of $40.3 million, or 77.9% for the year.

Target has delivered on its strategy of on-trend, affordable, high quality ranges and executing rapi through within each season. Customers have responded very well to our exciting and fashionable our speed to market with new merchandising trends, improved in-store execution and a more friendly shopping environment.

oved result reflects better management of product cost and promotional programs, combined ng inventory control.

g Businesses

eased from $253.0 million to $254.1 million (including intersegment sales of $31.5 2003 and $25.9 million in 2002), an increase of $1.1 million, or 0.4%. After adjusting for ting to Myer Direct (business exited in January 2002), sales increased from $213.4 million l million.

ent result has improved by $4.4 million, or 28.8% to a loss of $10.9 million. After adjusting xited business the segment result would have been a loss of $14.2 million for 2002. After for the exited business the 2003 segment result would have been an improvement of on, or 23.2%.

chnology continued to increase its market share in the PC reseller market and opened four new centres. Coles Online benefited from strengthened marketing activity following our agreement ralia Post to provide pick, pack and delivery services.

and Unallocated

ent loss has increased by $21.4 million, or 37.2% to $79.0 million. After adjusting for the profit f Sydney Central Plaza of $5.5 million, the loss would have been $84.5 million.

ed and head office costs rose by $6.8 million to $113.5 million, driven by additional costs d with the Annual General Meeting in November 2002 and restructuring and project costs.

entary on Statement of Financial Position

remained relatively flat at approximately $2.8 billion, despite sales growth of 5.2% cluding exited businesses). This reflects higher stock-turns and the continued improvement ality of the stock.

plant and equipment has decreased by $158.9 million, or 4.5% to $3,340.6 million. This is due to the sale of Sydney Central Plaza and depreciation, offset by capital expenditure on s and business acquisitions including Theo's Liquor in NSW and Viking. Business acquisitions intangibles from $238.2 million to $494.0 million.

ise in payables from $2,270.7 million to $2,476.3 million reflects improved management g capital.

in aggregate have decreased from $844.9 million to $785.2 million. This is primarily a result ge in accounting standards for provisions resulting in the final dividend not being recognised. et by an increase in provisions for workers' compensation of $63.5 million and employee its of $42.5 million.

ase in non-current liabilities from $2,055.2 million to $1,612.1 million reflects the reduction bearing debt during the year.

d equity has increased by $178.0 million as a result of shares issued as part consideration juisition of Theo's and shares issued under the dividend reinvestment plan.

Commentary on Statement of Cash Flows

Operating cash flow (receipts from customers less payments to suppliers and employees) has increased by $154.5 million to $1,434.9 million. Net cash inflow from operating activities has remained flat at $1,178.4 million.

Net cash outflows from investing activities of $437.2 million comprise $625.2 million of capital expenditure on property, plant and equipment, and $241.7 million on business acquisitions, primarily Theo's Liquor in NSW, and Viking. Cash outflows from these acquisitions have been substantially offset by proceeds from the sale of Sydney Central Plaza of $372.8 million, net of transaction and sale related costs.

Cash outflows from financing activities of $712.5 million comprise $287.6 million in cash payments for dividends, and the net reduction in interest bearing debt of $424.9 million.

The cash balance, net of bank overdraft, remains strong at balance date at $894.7 million.

For the 52 weeks ended 27 July (2002: 52 weeks ended 28 July)

Statement of Financial Performance

	CML Group	
$ million	**2003**	2002
Sales	**27,016.6**	25,688.7
Cost of goods sold	**(19,618.6)**	(19,419.9)
Gross profit	**7,398.0**	6,268.8
Other revenue from operating activities	**17.7**	650.6
Cumulative effect of change in accounting policy for supplier promotional rebates (Note 1)	**(76.5)**	
Other revenue from non-operating activities	**275.3**	286.3
Proceeds from sale of property, plant and equipment, and businesses and controlled entities	**392.5**	111.8
Net book value of property, plant and equipment, and businesses and controlled entities disposed	**(416.8)**	(123.9)
Borrowing costs	**(86.9)**	(102.9)
Advertising expenses	**(383.8)**	(323.0)
Selling and occupancy expenses	**(5,319.1)**	(5,150.4)
Administrative expenses	**(1,183.2)**	(1,126.3)
Profit from ordinary activities before income tax expense	**617.2**	491.0
Income tax expense	**(187.7)**	(137.2)
Net profit	**429.5**	353.8
Net increase/(decrease) in asset revaluation reserve	**83.5**	(4.2)
Net decrease in foreign currency translation reserve	**(17.1)**	-
Adjustment resulting from change in accounting policy for annual leave entitlements (Note 1)	**(6.6)**	
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity	**59.8**	(4.2)
Total changes in equity other than those resulting from transactions with owners as owners	**489.3**	349.6
Earnings per share		
Basic earnings per share	**32.2 cents**	26.1 cents
Diluted earnings per share	**33.2 cents**	27.4 cents

The above Statement of Financial Performance should be read in conjunction with the discussion and analysis on pages 28 and 29 and the accompanying notes set out on pages 32 to 36.

As at 27 July (2002: 28 July)

Statement of Financial Position

	CML Gr
$ million	**2003**
Current assets	
Cash	**905.5**
Receivables	**346.0**
Inventories	**2,836.8**
Other	**28.1**
Total current assets	**4,116.4**
Non-current assets	
Receivables	**121.5**
Investments	**105.8**
Property, plant and equipment	**3,340.6**
Deferred tax assets	**221.9**
Intangibles	**494.0**
Other	**29.8**
Total non-current assets	**4,313.6**
Total assets	**8,430.0**
Current liabilities	
Payables	**2,476.3**
Interest bearing liabilities	**10.8**
Tax liabilities	**13.6**
Provisions	**540.8**
Total current liabilities	**3,041.5**
Non-current liabilities	
Interest bearing liabilities	**1,143.3**
Deferred tax liabilities	**175.1**
Provisions	**244.4**
Other	**49.3**
Total non-current liabilities	**1,612.1**
Total liabilities	**4,653.6**
Net assets	**3,776.4**
Equity	
Contributed equity	**2,210.3**
Reserves	**468.8**
Retained profits	**1,097.3**
Total equity	**3,776.4**

The above Statement of Financial Position should be read in conjunction with the discussion a analysis on pages 28 and 29 and the accompanying notes set out on pages 32 to 36.

ıe 52 weeks ended 27 July (2002: 52 weeks ended 28 July)

atement of Cash Flows

	CML Group Inflows/(Outflows)	
lion	**2003**	2002
flows from operating activities		
pts from customers (inclusive of Goods and Services Tax)	**28,904.1**	27,540.3
ents to suppliers and employees		
sive of Goods and Services Tax)	**(27,469.2)**	(26,259.9)
butions received from associated entities	**6.2**	5.6
est received	**20.0**	15.0
wing costs paid	**(103.6)**	(105.9)
ne tax paid	**(179.1)**	(77.1)
ash inflow from operating activities	**1,178.4**	1,118.0
flows from investing activities		
ents for property, plant and equipment	**(625.2)**	(507.7)
ents for purchase of businesses and controlled entities	**(241.7)**	(70.4)
ent for purchase of associated entity	**(1.4)**	(0.1)
eds on sale of property, plant and equipment	**37.1**	31.1
eds on sale of Sydney Central Plaza	**372.8**	
eds on sale of businesses and controlled entities		57.8
eds on sale of investments	**7.6**	2.3
ment of loan from other entities	**13.6**	41.6
ash (outflow) from investing activities	**(437.2)**	(445.4)
flows from financing activities		
eds from issue of shares and options	-	-
ents for shares bought back		(1.4)
eds from borrowings	**279.7**	924.4
ments of borrowings	**(704.6)**	(1,022.4)
ends paid	**(287.6)**	(285.3)
ash (outflow) from financing activities	**(712.5)**	(384.7)
ncrease in cash held	**28.7**	287.9
at beginning of the year	**866.0**	578.1
at end of the year	**894.7**	866.0

	CML Group Inflows/(Outflows)	
$ million	**2003**	2002
Reconciliation of net cash inflow from operating activities to net profit is as follows:		
Net cash inflow from operating activities	1,178.4	1,118.0
Depreciation and amortisation	(504.2)	(484.6)
Changes in assets and liabilities		
Increase in current receivables	69.5	27.0
(Decrease) in inventories	(24.0)	(104.1)
(Decrease)/increase in future income tax benefits	(38.3)	28.4
(Decrease)/increase in other assets	(29.6)	17.9
(Increase) in trade creditors	(105.1)	(213.8)
(Increase)/decrease in other liabilities	(55.0)	90.4
(Increase) in provision for taxation	(20.3)	(28.1)
(Increase) in provisions	(79.2)	(44.9)
Decrease/(increase) in deferred income tax	74.4	(29.9)
Net loss on disposal of plant and equipment	(31.2)	(27.0)
Net profit on sale of freehold properties	1.4	15.0
Net profit on sale of Sydney Central Plaza	5.5	
Net loss on sale of businesses and controlled entities		(0.1)
Write-down of non-current assets to recoverable amounts	(12.8)	(10.4)
Net profit	**429.5**	353.8

The above Statement of Cash Flows should be read in conjunction with the discussion and analysis on pages 28 and 29 and the accompanying notes set out on pages 32 to 36.

Notes to the Concise Financial Statements

The significant accounting policies adopted by the CML Group are detailed in the Financial Report. The accounting policies adopted are consistent with those of the prior year, except as noted below. Comparative information has been restated where necessary, to present the information on a consistent basis with the current year disclosures.

Note 1 Changes in accounting policies and estimates

Changes in accounting policy for inventory costing

(a) Supplier Promotional Rebates

Effective 29 July 2002, the CML Group has revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor").

Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. As a result, rebates previously recorded as other revenue from operating activities, have now been disclosed as a reduction in cost of goods sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier, which are recorded as other revenue from non-operating activities.

On initial adoption of the change at 29 July 2002, the CML Group inventory decreased by $76.5 million (July 2001 $76.7 million). If the accounting policy had always been applied, the impact of the change would have been an increase to profit before tax by $0.2 million for the year ended 28 July 2002 and a decrease by $2.8 million for the year ended 27 July 2003.

Under the proposed international financial reporting standards coming into effect in the 2006 financial year, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the Statement of Financial Performance.

(b) Indirect Logistics Expenses

Effective 29 July 2002, the CML Group made a modification to its policy of recognising indirect costs of operating distribution centres as a component of the cost of inventory. Previously, these indirect costs were expensed as incurred. The modification was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 "Inventories".

On initial adoption of the change at 29 July 2002, the CML Group's inventory increased by $4.5 million. For the year ended 27 July 2003, the change in accounting policy was an increase to the CML Group's profit before tax by $5.0 million. Had this policy been applied for the previous corresponding period the effect would have been the same.

Change in accounting policy for providing for dividends

Effective 29 July 2002, the CML Group changed its accounting policy for providing for dividends to comply with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" released in October 2001. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of financial year and the completion of the financial report.

An adjustment of $149.7 million was made against retained profits at the beginning of the finan to reverse the amount provided at 28 July 2002 for the accrued ReCAPS dividend and the propo ordinary dividend for that year that was recommended by the directors between the end of the year and the completion of the financial report. This reduced current liabilities - provisions and to liabilities at the beginning of the financial year by $149.7 million with corresponding increases in assets, retained profits, total equity and the total dividends provided for or paid during the curre financial year.

Change in accounting policy for annual leave entitlements

Effective 29 July 2002, the CML Group changed its accounting policy for providing for employee to comply with the revised AASB 1028 "Employee Benefits" released in June 2001. In previous ye liabilities for wages and salaries and annual leave were measured at current remuneration rates. U the revised accounting standard these benefits must be measured at their nominal amounts, usin rates expected to be paid when the obligations are settled, and are not discounted.

An adjustment of $6.6 million was made at the beginning of the financial year to decrease retain profits, $9.4 million to increase employee provisions, and $2.8 million to increase the future inco benefit. If the accounting policy had always been applied, the impact of the change for the years 28 July 2002 and 27 July 2003 would have been immaterial.

Change in accounting estimate for liquor licences

Effective 29 July 2002, the CML Group changed its accounting estimate with respect to the usefu of liquor licences. The previous estimate recognised that liquor licences had a useful life not exce twenty years.

The revised accounting estimate recognises that in all material respects, liquor licences have an i life as they have unlimited legal lives and are unlikely to become commercially obsolete.

As a consequence, no amortisation of liquor licences has been charged for the year ended 27 Jul Had a change in estimate of useful life not taken place, then an amount of $10.3 million relating amortisation expense would have been charged in the year to 27 July 2003.

te 2 Dividends

llion	CML Group 2003	CML Group 2002
nary shares		
im dividend of 13.5 cents (2002 13.5 cents) per fully paid hary share paid 12 May 2003 (2002 13 May 2002). franked at 30% tax rate (2002 30%).	**(160.6)**	(159.3)
dividend of 12.0 cents per fully paid ordinary share paid 1 November 2002 recognised as a liability at 28 July 2002 adjusted against retained profits at the beginning of the icial year on the change in accounting policy for providing ividends (Note 1). Fully franked at 30% tax rate (2002 30%).	**(142.1)**	(142.1)
-redeemable reset convertible preference shares (ReCAPS)*		
lend of $3.2589 (2002 $3.2589) per share paid 2 December 2002 2 30 November 2001). Fully franked at 30% tax rate (2002 30%).	**(22.8)**	(22.8)
lend of $3.2411 (2002 $3.2411) per share paid 2 June 2003 2 31 May 2002). Fully franked at 30% tax rate (2002 30%).	**(22.7)**	(22.7)
l dividends	**(348.2)**	(346.9)

revious periods $7.6 million was provided at balance date. As a result of the change in accounting y this has been adjusted against retained profits (Note 1). Since year end the directors have nmended the payment of a dividend of $3.2589 per share, fully franked at 30% tax rate.

$ million	CML Group 2003	CML Group 2002
Dividends not recognised at year end		
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 12.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. Aggregate amount of the proposed dividend expected to be paid on 10 November 2003 out of retained profits at 27 July 2003, but not recognised as a liability at year end as a result of the change in accounting policy for providing for dividends (Note 1).	**151.6**	

The franked portions of the final dividends recommended after 27 July 2003 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 25 July 2004.

Franking credits
Franking credits of $141.4 million (at 30%) are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.

Dividend reinvestment plan
The Company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares, rather than being paid in cash. Shares are issued under the plan at a 2.5% discount to the market price. The last date for receipt of election notices for the final dividend is 17 October 2003.

Note 3 Segment Performance

$ million	Food and Liquor	Kmart and Officeworks	MGB and Megamart	Target	Emerging Businesses	Property and Unallocated	Consoli
Primary reporting – business segments 2003							
Revenue							
Sales to external customers	16,538.6	4,368.6	3,239.9	2,646.9	222.6		27,
Intersegment sales (eliminated on consolidation)		0.9			31.5		
Total sales	16,538.6	4,369.5	3,239.9	2,646.9	254.1		27,
Other revenue	43.6	16.0	51.5	14.9	11.0	448.3	
Total segment revenue	16,582.2	4,385.5	3,291.4	2,661.8	265.1	448.3	27,
Segment result	566.7	103.8	9.9	89.9	(10.9)	(79.0)	
Net borrowing costs							
Profit from ordinary activities before income tax							
Income tax expense							(
Net profit							
Segment assets	3,535.8	1,362.1	1,026.4	793.8	76.4	1,413.6	8,
Tax assets							
Total assets							8,
Segment liabilities	(1,563.7)	(520.3)	(397.3)	(340.5)	(47.2)	(1,595.9)	(4,
Tax liabilities							(
Total liabilities							(4,
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	627.3	116.5	53.4	41.5	11.2	142.4	
Depreciation and amortisation expense	257.1	67.9	68.2	55.7	4.4	50.9	
Other non-cash expenses	59.0	23.7	21.6	2.8	(0.7)	70.8	

*The net profit for the year was $429.5 million. After adjusting for the impact of changes in accounting policies and estimates of $64.0 million (related tax of $22.3 million), the Kmart New Zealand onerous lease provision reversal of $12.8 million and the profit on sale of Sydney Central Plaza of $5.5 million (related tax of $2.7 million), the net profit would have been $455.6 million.

te 3 Segment Performance (continued)

rior years Kmart and Officeworks, MGB and Megamart, and Target were aggregated under the General Merchandise and Apparel (GM&A) segment. During the 2003 financial year, management reporting was uctured resulting in the disaggregation of this segment. The 2002 comparative segment results have been amended accordingly.

illion	Food and Liquor	Kmart and Officeworks	MGB and Megamart	Target	Emerging Businesses	Property and Unallocated	Consolidated
ary reporting – business segments 2002							
enue							
s to external customers	15,892.4	3,903.6	3,243.2	2,422.4	227.1		25,688.7
rsegment sales (eliminated on consolidation)		0.8			25.9		26.7
l sales	15,892.4	3,904.4	3,243.2	2,422.4	253.0		25,715.4
er revenue	656.5	134.6	129.1	49.8	24.5	26.8	1,021.3
l segment revenue	16,548.9	4,039.0	3,372.3	2,472.2	277.5	26.8	26,736.7
ment result	546.9	62.4	(21.6)	51.7	(15.3)	(57.6)	566.5
borrowing costs							(75.5)
t from ordinary activities before income tax							491.0
me tax expense							(137.2)
profit							353.8
ment assets	3,195.9	1,267.7	1,072.4	782.2	53.8	1,652.4	8,024.4
assets							265.0
l assets							8,289.4
ment liabilities	(1,507.3)	(479.3)	(337.8)	(281.0)	(51.1)	(2,075.8)	(4,732.3)
iabilities							(249.5)
l liabilities							(4,981.8)
uisitions of property, plant and equipment, intangibles and other non-current segment assets	402.0	46.3	42.8	35.5	6.0	84.5	617.1
reciation and amortisation expense	247.2	67.4	68.2	47.7	4.6	49.5	484.6
er non-cash expenses	15.4	7.2	(0.3)	(4.2)	(5.3)	45.0	57.8

Note 3 Segment Performance (continued)

$ million	Sales to external customers 2003	2002	Segment assets 2003	2002	Acquisition [cut off] non-current as[cut off] 2003
Secondary reporting – geographical segments					
Australia	**26,869.0**	25,565.3	**8,097.5**	7,900.1	**988.3**
New Zealand	**147.6**	123.4	**91.3**	82.8	**0.3**
Other			**19.3**	41.5	**3.7**
	27,016.6	25,688.7	**8,208.1**	8,024.4	**992.3**

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food and Liquor	Retail of grocery and liquor items
Kmart and Officeworks	Retail of apparel, general merchandise and stationery items
MGB and Megamart	Retail of apparel and general merchandise
Target	Retail of apparel and general merchandise
Emerging Businesses (formerly e.colesmyer)	E-commerce trading for internal and external customers
Property and Unallocated	Management of the CML property portfolio and unallocated or corporate functions.

Intersegment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm's length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segment disclosures relating to these investments have not been included as they are not considered to be material.

Note 4 Events occurring after balance date

Subsequent to balance date, the CML Group has acquired from Shell multi-site franchisees the right to operate 151 service stations and 8 convenience stores in Victoria for $26 million. In addition to this right, inventories and property, plant and equipment has been acquired for a further $31 million. Shell will supply fuel products and service station properties and the service stations will be branded both Coles Express and Shell.

As previously announced, the rights to operate the remaining 425 sites nationally will be acquired for $68 million.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the a

The CML Group's business segments operate geographically as follows:

Australia	The home country of the parent entity.
	The CML Group undertakes retail operations in all states and territories.
New Zealand	The CML Group has Kmart retail operations, supplying basically the sam ranges of goods as the corresponding business in Australia. These opera are predominantly based in the North Island.
Asia	Non-trading branch offices located in China.

rectors' Report

rectors present their report for the financial year comprising ? weeks ended 27 July 2003.

ors

rectors of CML at the date of this report and particulars of qualifications, experience and special responsibilities are set n pages 26 and 27 of the Annual Review.

pal activities

rincipal activity of the CML Group during the year was ng, further details of which are set out in this Annual Review.

result

onsolidated net profit of the CML Group for the financial year 429.5 million.

ends

s of dividends paid during the financial year and to be paid pect of the financial year are set out in the Annual Review.

v of operations

perations of the CML Group during the financial year and the of those operations are reviewed in the following sections Annual Review:

with our Chairman and CEO	see pages 6 - 7
tional highlights	see pages 8 - 9
od and liquor group	see pages 10 - 13
eneral merchandise and apparel brands	see pages 14 - 19
al	see pages 20 - 25
e Financial Report	see pages 28 - 36

of affairs

ilars of the significant changes in the state of affairs of the Group during the financial year are as follows:

CML Group invested $752.6 million of capital in its retail nesses;

CML Group non-current interest bearing borrowings eased $409.5 million;

Theo's NSW liquor chain was acquired for $179.8 million, associated inventory for $37.4 million, and freehold property 14.8 million, it is currently proposed the property will be and leased back; and

Sydney Central Plaza property was sold for $372.8 million, of transaction and sale related costs of $17.2 million.

Events after the end of the financial year

On 28 July 2003, trading commenced at 151 service station sites and eight convenience sites in Victoria as part of a commercial alliance with The Shell Company of Australia Limited.

The directors are not aware of any other matter or circumstance that has arisen since the end of the financial year that has significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the CML Group in future financial years.

Future developments

Likely developments in the operations of the CML Group and the expected results of those operations are referred to in this report and elsewhere in the Annual Review. Further information on those matters has been omitted, as to include it would be likely to result in unreasonable prejudice to the CML Group.

Environmental

The CML Group is committed to conducting its business activities with respect for the environment while continuing to meet expectations of shareholders, employees, customers and suppliers. The CML Group is committed to achieving a level of environmental performance which meets or exceeds Commonwealth, State or local regulatory requirements and to improve its use of natural resources and minimise waste where practicable.

The directors are not aware of any material breaches of environmental regulations during the year. During the period from 29 July 2002 to the date of this report no particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory has applied to the CML Group or its operations.

Directors' and executives' emoluments

Emoluments for directors and senior executives in the CML Group are designed to drive Company performance over both the short and long term. The Company's remuneration structure provides rewards for increasing shareholder value and the achievement of financial targets and business strategies. Emoluments are structured to attract, retain and motivate high calibre directors and senior executives who are best able to enhance the CML Group performance.

The nature and amount of each component of the emoluments are reviewed by the Board Nomination and Remuneration Committee in respect of both the performance of the CML Group and industry best practice. The Nomination and Remuneration Committee then makes recommendations to the Board.

The senior executive remuneration structure has three broad components:

1. Fixed compensation;

2. Senior Executive Bonus Scheme;

3. Executive Share Option Plan.

Fixed compensation is made up of cash salary, superannuation and motor vehicle benefits. The fixed component of executives' remuneration is generally set at the market median of what is paid by comparable companies for similar roles, but varies with individual responsibility, performance and competency.

The Senior Executive Bonus Scheme is based on the successful achievement of individual, business unit, business group and Company performance targets over the financial year and is paid annually in cash.

CML's Executive Share Option Plan is designed to reward executives for the creation of sustainable shareholder wealth over a 3-5 year period. The Plan is based on market priced options. In order for executives (other than middle management) to exercise their options, CML's Total Shareholder Return (TSR) must exceed the median TSR over the same period for securities in the top 100 industrial entities listed on the Australian Stock Exchange, or CML's compound annual earnings per share growth must exceed a set percentage.

The emolument of the Managing Director and Chief Executive Officer is reviewed annually and takes account of overall performance and management of the CML Group, including achievement of internal budgets and relationships with the Board, senior executives, major shareholders, analysts, the financial press and major suppliers. Advice is also obtained from external consultants as to the prevailing global market and industry best practice. The remuneration of the Managing Director and Chief Executive Officer has long and short-term performance based components. The former includes the grant of options, the exercise of which is linked to the achievement of performance hurdles. The performance hurdles are based on the achievement of relative TSR in the 50th percentile or better in the top 50 industrials or CML's compound annual earnings per share growth must exceed a set percentage.

The short term component includes annual performance bonuses. The annual review of senior executives' remuneration packages takes account of market comparisons for similar sized roles in other major corporations, performance of the incumbent, the appropriate mix of skills and experience and the performance of individual business groups and the total CML Group. Appropriate advice is obtained from external consultants as to market and economic conditions as well as current directions in senior executive remuneration in Australia and overseas.

Non-executive directors

The annual base fee for a non-executive director appointed prior to 27 March 2003 was $100,000, and the Chairman's annual fee was $300,000. Directors appointed after 27 March 2003 received an annual package of $133,000. Additional annual fees were paid to non-executive directors (other than the Chairman) being $20,000 to chair the Audit/Governance Committee, $7,500 to chair other Board Committees, $7,500 to be a member of the Audit/Governance Committee, and $35,000 to chair the trustee of the Coles Myer Superannuation Fund.

Non-executive directors appointed prior to 27 March 2003 receive a benefit in the event of retirement, termination or death. This benefit is equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years, but not exceeding a total of 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any *superannuation* benefit received.

Non-executive directors also received an annual expense allowance of $5,825.

Non-executive directors' emoluments

The emoluments of the non-executive directors of CML for the year ended 27 July 2003 are set out in table 1 (page 40). This table does not include an amount of $439,580 which was accrued during the year in relation to retirement benefits. Retirement benefits are shown when paid, rather than on an accrual basis.

Managing Director and Chief Executive Officer and top five officers

The emoluments of the Managing Director and Chief Executive Officer and the next five highest paid continuing executives of CML and the CML Group for the year ended 27 July 2003 are set out in table 2 (page 41).

Indemnity

Subsequent to year end, Messrs Barton, Hodgson and Wemms and Ms McPhee entered into a Good Faith Protection and Access Deed with CML. In the past, CML has also entered into similar Deeds in the form approved by shareholders at the 1999 Annual General Meeting with other non-executive directors of the company. Subsequent to year end, CML entered into a supplemental deed with each of Messrs Allert, Charlton, Fletcher, Leibler, Myer and Gurry and Ms Akopiantz which contained a number of supplemental provisions to update the Deed for developments in the law and to ensure consistency with the form of Deed entered into with directors appointed during the year. The Deeds provide for indemnification of the directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

Article 70 of the Company's constitution also provides an indemnity in favour of officers (including the directors and company secretary) of CML (and such other officers and former officers of the CML Group as the directors decide) against liabilities incurred while acting as such officers to the extent permitted by law.

No director or officer of CML has received the benefit of an indemnity from the Company during or since the end of the year. During the year legal fees of $577,625 were paid for Messrs. Allert, Fletcher, Gurry, Leibler, Myer, Wallis and Ms Akopiantz and Ms Lynch in respect of legal advice obtained by them in carrying out their duties as directors. Further details are disclosed in the Corporate Governance section of the Annual Review. CML maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

tendance at meetings

	Scheduled Board Meetings		Other Board Meetings		Audit/ Governance Committee		Compensation Committee		Nominating Committee		Nomination and Remuneration Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
ty Akopiantz	10	10	13	14	7	7						
hard Allert	10	10	12	14	7	7					3	3
th Barton (appointed 22 Jul 2003)	-	1	-	-								
Charlton	10	10	9	14	4	4	1	1	2	2	1*	
n Fletcher	10	10	14	14	7*		1*				3*	
Gurry	10	10	13	14							2	3
ny Hodgson (appointed 22 Jul 2003)	1	1	-	-	1*							
rk Leibler	10	10	13	13	7	7			2	2		
omon Lew (retired 20 Nov 2002)	2	3	8	9			1	1				
en Lynch (resigned 4 Apr 2003)	7	7	10	11	3	3			2	2	1	1
ndra McPhee (appointed 22 Jul 2003)	1	1	-	-								
rtyn Myer	10	10	13	14	5	7						
n Wallis (retired 20 Nov 2002)	3	3	9	9			1	1	2	2		
chael Wemms (appointed 22 Jul 2003)	1	1	-	-	1*							

Number of meetings attended
Number of meetings held while in office
ttended meeting by invitation

ng the year there were:

Scheduled Board meetings
Other Board meetings
Audit/Governance Committee meetings
Compensation Committee meeting
Nominating Committee meetings
Nomination and Remuneration Committee meetings (including one meeting without the requisite quorum)
Committee of Directors' meetings

Note: On 23 January, 2003 the Compensation Committee and the Nominating Committee were replaced by the Nomination & Remuneration Committee.

The Committee of Directors' meetings were attended by Richard Allert 1, John Fletcher 2 and Stan Wallis 1

Directors' interests in CML shares

Shares in CML held by each director at the date of this report are:

Director	Relevant interest in ordinary shares
Patty Akopiantz	3,144
Richard Allert	25,569
Keith Barton	200
Ric Charlton	10,000
John Fletcher[1]	28,061
Bill Gurry	100,000
Tony Hodgson	6,000
Mark Leibler	45,100
Sandra McPhee[2]	200
Martyn Myer	46,870
Michael Wemms	200

Notes:

1 John Fletcher also holds a relevant interest in 2,500,000 options over issued shares in CML held by Coles Myer Employee Share Plan Trust.

2 Sandra McPhee also holds relevant interest in 3,400 endowment warrants over CML shares.

(Table 1) Non-executive directors' emoluments

	Base Fee $	Committee Fees $	Expense Allowance $	Fee to Chair Super Fund $	Retirement Benefit Paid $	Total Fees $	Super Contribution $	T
Patty Akopiantz	100,000	7,500	5,825			113,325	9,675	123,
Richard Allert	261,290	3,871	5,825			270,986	23,865	294,
Keith Barton[1]	3,575		157			3,732		3,
Ric Charlton	100,000	7,319	5,825			113,144	9,659	122,
Bill Gurry	100,000		5,825	23,333		129,158	11,100	140,
Tony Hodgson[1]	3,575	484	157			4,216		4,
Mark Leibler[2]	100,000	7,500	5,825			113,325	9,675	123,
Solomon Lew[3]	33,333		5,825			39,158	3,000	42,
Helen Lynch	67,778	3,589	4,001		330,492	405,860	6,423	412,
Sandra McPhee[1]	3,575		157			3,732		3,
Martyn Myer	100,000	7,500	5,825			113,325	9,675	123,
Stan Wallis	125,806	1,680	1,840		918,102	1,047,428	11,474	1,058,
Michael Wemms[1]	3,575	181	157			3,913		3

Notes:

1 Directors appointed after 27 March 2003 receive a remuneration package comprising cash salary and superannuation contributions. Their fees above include superannuation contributions.

2 Mark Leibler's fees are paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly these fees are subject to GST. The amounts shown above are net of GST.

3 Solomon Lew elected not to receive a retirement benefit, to which he was otherwise entitled, of $471,878.

e 2) Disclosure of CEO and top five officers' emoluments 2003

and Title	Fixed Compensation $ (a)	Bonus $	Other Compensation $ (b)	Total Monetary Compensation $	Option Amortisation $ (c)	Total Compensation Including Option Amortisation $
etcher, CEO	2,211,979	1,550,000		3,761,979	584,667	4,346,646
Robertson, Managing Director Grace Bros	1,554,653	515,844	540,290	2,610,787	575,409	3,186,196
ayadi, Managing Director	1,250,442	939,335		2,189,777	747,501	2,937,278
avis, Managing Director	1,023,708	607,441		1,631,149	701,805	2,332,954
illiams, Chief Operating Officer t Liquor	883,803	714,974		1,598,777	354,050	1,952,827
mmon, Chief Officer ate & Property Services	804,226	691,364		1,495,590	350,241	1,845,831

e table discloses the CEO plus the five highest paid (non-director) positions of executives continuing in employment. Emoluments reported are those paid or payable for the ns ended 27 July 2003. The amounts shown include Fringe Benefits Tax where applicable.

er had a contractual right to a performance bonus for the year ended 28 July 2002, which he declined to take up in full.

o CML of remuneration package comprising cash salary, superannuation contributions and motor vehicle. For Mr Fletcher, Ms Robertson, Mr Zayadi and Mr Davis this includes ents made in relation to accommodation and living away from home allowances, travel, reimbursement of insurance and taxation planning expenses and the use of a company e.

compensation for Ms Robertson includes payments made under contractual arrangements in recognition of bonus payments due to the executive from her former employer.

ns have been valued by independent valuers using the Black-Scholes option pricing model. The option value is amortised over the vesting period of the option. Where options bject to performance hurdles, a 50% probability has been applied. Option amortisation is included for disclosure purposes only. It is not included in the Statement of Financial mance as it does not result in a cost to CML.

Rounding of amounts

CML is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. As a result, amounts in this report and accompanying financial statements have, where applicable, been rounded to the nearest one hundred thousand dollars except where otherwise indicated.

Signed in accordance with a resolution of the Board of Directors:

Richard Allert
Chairman

John Fletcher
Managing Director and Chief Executive Officer

Melbourne,
19 September 2003

Directors' Declaration

The Directors declare that in their opinion, the concise financial report of the CML Group for the year ended 27 July 2003 as set out on pages 28 to 36 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 27 July 2003.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position, and financing and investing activities of the CML Group as the full financial report, which is available on request.

This declaration is made in accordance with a resolution of the Directors.

Richard Allert
Chairman

John Fletcher
Managing Director and
Chief Executive Officer

Melbourne,
19 September 2003

Independent Audit Report to the Members of Coles Myer L

PRICEWATERHOUSECOOPERS

Audit opinion

In our opinion, the concise financial report of Coles Myer Ltd. for the year ended 27 July 2003 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

This opinion should be read in conjunction with the rest of our audit report.

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the consolidated statement of financial position, consolidated statement of financial performance, consolidated statement of cash flows, discussion and analysis of and notes to the financial statements, and the directors' declaration, for Coles Myer Ltd. (the company) for the year ended 27 July 2003.

The directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot *guarantee that all material misstatements have been detected.*

We also performed an independent audit of the full financial report of the company for the financial year ended 27 July 2003. Our audit report on the full financial report was signed on 19 September 2003, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

We formed our audit opinion on the basis of these proced which included:

- testing that the information included in the concise fina report is consistent with the information in the full finan report, and
- examining, on a test basis, information to provide evide supporting the amounts, discussion and analysis, and ot disclosures in the concise financial report which were no directly derived from the full financial report.

Our procedures included reading the other information in Annual Report to determine whether it contains any mate inconsistencies with the concise financial report.

Independence

In conducting our audit, we followed applicable independ requirements of Australian professional ethical pronouncer and the Corporations Act 2001.

PricewaterhouseCoopers

Dale McKee
Partner
Melbourne,
19 September 2003

p 20 Shareholders at 16 September 2003

nary Shares	Number of Shares	%
lational Nominees Limited	84,347,752	6.96
/estpac Custodian Nominees Limited	80,884,792	6.67
P Morgan Nominees Australia Limited	77,482,251	6.39
remier Investments Limited	69,500,000	5.73
1 F Custodians Ltd	46,738,827	3.85
iticorp Nominees Pty Ltd	31,135,878	2.57
NZ Nominees Limited	25,693,988	2.12
oles Myer Employee Share Plan Ltd.	25,253,366	2.08
BC Global Services Australia Nominees Pty Limited	19,016,919	1.57
ueensland Investment Corporation	17,345,802	1.43
aredis Nominees Pty Limited	15,000,000	1.24
MP Life Limited	13,980,049	1.15
ogent Nominees Pty Limited	11,027,920	0.91
ustralian Foundation Investment Company Limited	8,183,744	0.67
ommonwealth Custodial Services Limited	7,804,358	0.64
G Nominees Pty Limited	4,839,691	0.40
SBC Custody Nominees (Australia) Limited	4,318,375	0.36
overnment Superannuation Office	3,636,856	0.30
erpetual Trustee Company Limited	3,547,086	0.29
hica Pty Limited	2,857,143	0.25
	552,594,797	45.58

ber of Fully Paid Ordinary Shares 1,212,427,917)

Non-redeemable Reset Convertible Preference Shares (ReCAPS)	Number of Shares	%
1 Australian Foundation Investment Company Limited	473,664	6.77
2 RBC Global Services Australia Nominees Pty Limited	359,192	5.13
3 Westpac Custodian Nominees Limited	221,941	3.17
4 Questor Financial Services Limited	194,073	2.77
5 Djerriwarrh Investments Limited	177,262	2.53
6 Treaty Services Pty Ltd	120,000	1.71
7 AMP Life Limited	100,000	1.43
8 J P Morgan Nominees Australia Limited	94,094	1.34
9 Permanent Nominees (Aust) Ltd	92,884	1.33
10 UBS Private Clients Australia Nominees Pty Ltd	88,142	1.26
11 Tower Trust Limited	75,827	1.08
12 Citicorp Nominees Pty Ltd	69,035	0.99
13 Share Direct Nominees Pty Limited	64,919	0.93
14 Citibank Pty Limited	60,000	0.86
15 Equity Trustees Limited	47,355	0.68
16 Goldman Sachs JBWere Capital Markets Limited	40,592	0.58
17 Warnford Nominees Pty Ltd	37,973	0.54
18 Perpetual Trustee Company Limited	32,368	0.46
19 270 King Street Pty. Ltd.	23,439	0.34
20 M F Custodians Ltd	23,394	0.33
	2,396,154	34.23

(Number of ReCAPS 7,000,000)

Shareholder Analysis

Substantial Shareholders

The names of substantial shareholders in CML and the number of shares in which each has an interest as disclosed in substantial shareholder notices given to CML as at 16 September 2003 were as follows:

S. Lew Custodians Pty. Ltd. and its associates	69,530,160

Statement of Shareholdings

Number of holders by size of holding as at 16 September 2003 were as follows:

	Ordinary	Executive Partly Paid	ReCAPS	Executive Share Options
1-1,000*	419,778	3	36,198	
1,001-5,000	94,413	20	361	
5,001-10,000	9,269	6	18	
10,001-100,000	5,311		34	517
100,001 and over	211		6	114
Total	**528,982**	**29**	**36,617**	**631**

*18,729 ordinary shareholders and 2 ReCAPS shareholders held less than the marketable parcel of $500.
At 16 September 2003 there were 120,000 executive partly paid shares and 54,321,000 executive share options on issue.

Key Dates

Record date for final dividend	17 Oc
Payment of 2003 final dividend	10 Nov
Record date for ReCAPS dividend	14 Nov
2003 Annual General Meeting	26 Nov
Payment of ReCAPS dividend	1 Dec
2004 Half year end	25 Jan
2004 Half year profit announcement	Mar
2004 Year end	25 Jul
2004 Profit announcement	Sep

Note: Above dates are subject to change

vestor Information

ng Rights

voting rights of each class of share of CML s follows:

ly paid ordinary shares – one vote for each mber except on a poll where every share one vote; and

CAPS – no vote, (except with respect to tain proposals or when any ReCAPS idend is in arrears).

ly paid ordinary shares – no vote until fully d (except with respect to any proposal to y the rights of these shareholders).

al Review Mailing List

nnual Review of Coles Myer Ltd. provides t form summary of our activities and ial position. Shareholders who do not wish eive this report should advise the pany's Share Registry.

s of the Financial Report may be viewed Internet site at www.colesmyer.com or ned free of charge from the Company's Registry.

ends

franked final dividend of 12.5 cents per will be paid on all fully paid ordinary shares share register at 17 October 2003 (record The dividend is payable on 10 November Shareholders may have their dividends irectly into any bank or building society t within Australia by advising their details Company's Share Registry.

Dividend Reinvestment Plan

The Plan enables investors in fully paid ordinary shares to make a maximum reinvestment of $1,500 from each half yearly dividend. Under the Plan, investors can purchase fully paid ordinary shares at a discount, currently 2.5%, to the market price, free of all brokerage and transaction costs.

International Listings

Coles Myer Ltd. ordinary shares are listed on the New York Stock Exchange in the form of an American Depository Share (ADS) and are traded under the symbol 'CM'. Coles Myer Ltd. shares are also listed on the London Stock Exchange and the New Zealand Stock Exchange.

Non-redeemable Reset Convertible Preference Shares (ReCAPS)

A fully franked final dividend of $3.2589 per ReCAPS will be paid to holders on the register at 14 November 2003. The dividend is payable on 1 December 2003. Holders of ReCAPS may have their dividends paid directly into any bank or building society account within Australia by advising their details to the Company's Share Registry.

Company Secretary

Tim Hammon

d by Enterprise IG. Photography by James Braund

How to Contact Us

Coles Myer Ltd Registered Office

800 Toorak Road
Tooronga Vic. 3146, Australia
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Website

The Annual Review and half yearly profit announcements, along with all recent Company announcements and presentations are available on our web site:

www.colesmyer.com

Coles Myer Investor Relations

800 Toorak Road,
Tooronga, Vic. 3146, Australia
Email: investor.relations@colesmyer.com.au
Telephone: (03) 9829 3611
Facsimile: (03) 9829 6700

Share Registry

Computershare Investor Services Pty Ltd
GPO Box 2975
Melbourne, Vic. 3001
Level 12, 565 Bourke Street,
Melbourne, Vic. 3000.
Telephone: 1300 130 278
Facsimile: (03) 9611 5710
Website: www.computershare.com
Email: web.queries@computershare.com.au

Agent – USA

Citicorp Shareholder Services
PO Box 2502
Jersey City, New Jersey 07303-2502
Telephone: (1 877) 248 4237
Facsimile: (1 203) 324 3284

Agent – United Kingdom

Computershare Services plc
PO Box 82, The Pavilions
Bridgwater Road,
Bristol BS99 7NH
Telephone: (44 870) 702 0002
Facsimile: (44 870) 703 6101

2003 Annual Review

The 2003 Annual Review is a concise summary of our activities and financial position.

The Concise Financial Report is derived from the Financial Report. This report cannot be expected to provide as full an understanding of the financial performance, financial position and investing activities of the CML Group as the Financial Report. You may obtain a copy of the Financial Report (see above for details).

In the Annual Review 2003, the expression 'CML Group' refers to Coles Myer Ltd. and its controlled entities as a whole, and the expression 'CML' is used to refer to the legal entity Coles Myer Ltd.

The financial year is for the 52 weeks ended 27 July 2003. Reference in this report to a 'year' is to the financial year ended 27 July 2003 unless otherwise stated. All figures are expressed in Australian currency unless otherwise stated.

Revenues and expenses are recognised net of the amount of Goods and Services Tax.

Coles Myer Ltd. ABN 11 004 089 936

Coles Myer Ltd.



Officeworks
Target
BI-LO
coles

Financial Report 2003

moving forward

Contents

Notes to the Financial Statements

The 2003 Annual Report is presented in two parts:
- **Annual Review**
- **Financial Report**

In the 2003 Financial Report, the expression "CML Group" refers to Coles Myer Ltd. and its controlled entities, and "CML" is used to refer to the legal entity Coles Myer Ltd.

putting runs on the board

a review of 2003

Sales[1]
($ million)



27,017
21,246
22,566
23,780
25,689
99
00
01
02
03

Underlying Net Profit[2]
($ million)



455.6
442.4
483.7
333.0
353.8
99
00
01
02
03

Ordinary dividend[3]
(cents)



26.0
25.5
27.0
25.5
25.5
99
00
01
02
03

(1) Excludes Goods and Services Tax, Wholesale Sales Tax and additional 53rd week in 2000.

(2) Excludes abnormal items (1999 - 2000), significant items (2001), accounting policy changes, profit on sale of Sydney Central Plaza and write-back of Kmart New Zealand onerous lease provision (2003). Including these items, 2003 net profit was $429.5m (2002: $353.8).

(3) Excludes special dividend of 10.0 cents in 2001

Statistical Analysis

No. of weeks	Notes		2003 52	2002 52	2001 52	2000 53	1999 52
Sales and profit							
Group sales (excluding intersegment sales)		$ million	**27,016.6**	25,688.7	23,779.6	24,168.0	22,438.1
Group sales adjusted for the removal of WST (and 53rd week)	a	$ million	**27,016.6**	25,688.7	23,779.6	22,566.1	21,245.6
Sales growth							
Actual			**5.2 %**	8.0 %	(1.6)%	7.7 %	9.0 %
Comparative stores and equivalent weeks	a		**2.9 %**	4.5 %	2.8 %	3.3 %	5.3 %
Profit from ordinary activities before income tax expense		$ million	**617.2**	491.0	218.8	436.9	593.6
Net profit	b	$ million	**429.5**	353.8	150.8	300.7	405.3
% increase/(decrease)			**21.4 %**	134.6 %	(49.9)%	(25.8)%	10.1 %
Underlying net profit	c	$ million	**455.6**	353.8	333.0	483.7	442.4
% increase/(decrease)			**28.8 %**	6.2 %	(31.2)%	9.3 %	12.4 %
Basic earnings per ordinary share	d	cents	**32.2**	26.1	10.5	25.9	35.2
Diluted earnings per ordinary share	d	cents	**33.2**	27.4	12.2	25.9	35.1
Shareholder value							
Return on equity	e		**13.0 %**	10.9 %	5.4 %	11.0 %	15.4 %
Group ROI	f		**17.9 %**	12.7 %	11.7 %	17.7 %	19.5 %
Ordinary dividend per share (excluding special dividend)	g	cents	**26.0**	25.5	25.5	27.0	25.5
Price/earnings ratio	h	times	**22.5**	24.7	58.1	25.6	25.1
Price/cash flow ratio	i	times	**7.3**	6.8	10.6	10.6	16.9
Dividend cover		times	**1.4**	1.2	0.5	1.0	1.4
Ordinary share price - closing		$	**7.24**	6.45	6.10	6.64	8.84
ReCAPS share price - closing		$	**110.90**	108.95	106.85		
Ordinary shareholders		No.	**532,768**	566,510	581,770	547,921	347,335
ReCAPS shareholders		No.	**36,662**	36,922	37,662		
Investment							
Total assets (including tax assets)		$ million	**8,430.0**	8,289.4	8,277.8	8,136.4	7,703.7
Capital employed	j	$ million	**4,025.0**	4,009.7	4,467.4	4,535.6	4,354.8
Group capital expenditure	k	$ million	**992.3**	617.1	701.0	707.6	734.7
Group disposals	l	$ million	**392.5**	111.8	149.9	60.2	75.7
Gross debt		$ million	**1,154.1**	1,568.1	1,799.2	2,075.2	1,948.6
Net debt	m	$ million	**248.6**	702.1	1,221.1	1,757.3	1,619.1
Market capitalisation	n	$ million	**9,554.2**	8,403.2	7,925.3	7,731.1	10,226.1

Statistical Analysis

	Notes		2003	2002	2001	2000	1999
No. of weeks			52	52	52	53	52
Financial strength							
Cash flow from operating activities	o	$ million	**1,178.4**	1,118.0	672.2	729.8	602.5
Cash flow/debt service ratio	p	times	**20.0**	16.0	7.3	7.4	7.0
Net debt/net debt and equity			**6.2 %**	17.5 %	27.3 %	38.7 %	37.2 %
Net gearing ratio	q		**49.8 %**	55.4 %	57.8 %	64.5 %	62.9 %
Net borrowing costs cover	r	times	**10.8**	7.5	5.3	7.0	7.5
Fixed charges cover	s	times	**2.2**	2.0	2.0	2.3	2.3
Net tangible asset per share	t	$	**2.16**	2.02	1.92	2.26	2.23

Notes to Statistical Analysis

a Sales for 1999-2000 have been adjusted to exclude wholesale sales tax and the 53rd week in 2000.

b 2003 net profit includes accounting policy changes: supplier promotional rebates $(79.3)m - relating to 2003 $(2.8)m, relating to prior periods $(76.5)m. Also relating to 2003: liquor licenses $10.3m and indirect logistics $5.0m. The previous corresponding periods have not been adjusted.

c Excludes abnormal items (1999-2000), significant items (2001), accounting policy changes, profit on sale of Sydney Central Plaza and write-back of Kmart New Zealand onerous lease provision (2003).

d 2001-2003 earnings per share (EPS) has been calculated based on the revised Accounting Standard AASB 1027 "Earnings per Share". 1999-2000 EPS has not been restated and is calculated in accordance with the previous version of AASB 1027 "Earnings per Share".

e Net profit after tax divided by opening shareholders' funds.

f Earnings before interest and tax (EBIT) excluding accounting policy changes for the last 13 months divided by the average net assets employed for the same 13 months.

g Although the final dividend for 2003 has not been provided for in these financial statements in accordance with Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", it is included for comparative purposes.

h Price/earnings ratio is the ratio of closing ordinary share price to basic earnings per ordinary share.

i Price/cash flow ratio is the ratio of closing ordinary share price to cash flow from operating activities per ordinary share.

j Capital employed represents net debt and total equity.

k Capital expenditure represents the total additions to property, plant and equipment, purchases of investments, businesses and controlled entities.

l Group disposals represents proceeds from disposals of property, plant and equipment, investments, intangibles, businesses and controlled entities.

m Interest bearing liabilities less cash.

n Market capitalisation is calculated as the number of fully paid ordinary shares, and ReCAPS multiplied by closing market prices.

o Cash flow from operating activities as defined in Accounting Standard AASB 1026 "Statement of Cash Flows".

p Cash flow/debt service ratio is the cash flow from operating activities plus net borrowing costs paid divided by net borrowing costs.

q Net liabilities and net assets are adjusted for cash.

r Net borrowing costs cover is calculated as EBIT divided by net borrowing costs. Prior to 2002 the results excluded abnormal charges.

s Fixed charges cover is the ratio of EBITDA (EBIT before depreciation and amortisation) before fixed charges, accounting policy changes and loss on sale of plant and equipment divided by fixed charges (comprising lease rental costs and net borrowing costs).

t Net tangible assets per share is shareholders' equity less intangibles and ReCAPS divided by fully paid ordinary shares at year end.

For the 52 weeks ended 27 July 2003
(2002: 52 weeks ended 28 July)

Statements of Financial Performance

$ million	Notes	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Sales	3	**27,016.6**	25,688.7		
Cost of goods sold		**(19,618.6)**	(19,419.9)		
Gross profit		**7,398.0**	6,268.8		
Other revenue from operating activities	3	**17.7**	650.6		
Cumulative effect of change in accounting policy for supplier promotional rebates	2,3	**(76.5)**			
Other revenue from non-operating activities	3	**275.3**	286.3	**3,172.0**	3,048.1
Proceeds from sale of property, plant and equipment, and businesses and controlled entities	3	**392.5**	111.8	**97.8**	66.2
Net book value of property, plant and equipment, and businesses and controlled entities disposed		**(416.8)**	(123.9)	**(47.7)**	(39.0)
Borrowing costs	4	**(86.9)**	(102.9)	**(2,300.9)**	(2,158.9)
Advertising expenses		**(383.8)**	(323.0)	**(0.1)**	(0.1)
Selling and occupancy expenses		**(5,319.1)**	(5,150.4)	**(34.1)**	(31.5)
Administrative expenses		**(1,183.2)**	(1,126.3)	**(486.9)**	(448.8)
Profit from ordinary activities before income tax expense		**617.2**	491.0	**400.1**	436.0
Income tax expense	5	**(187.7)**	(137.2)	**(11.2)**	(13.1)
Net profit		**429.5**	353.8	**388.9**	422.9
Net increase/(decrease) in asset revaluation reserve	24	**83.5**	(4.2)		
Net decrease in foreign currency translation reserve	24	**(17.1)**	-		
Adjustment resulting from change in accounting policy for annual leave entitlements	2,25	**(6.6)**		**(1.2)**	
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity		**59.8**	(4.2)	**(1.2)**	
Total changes in equity other than those resulting from transactions with owners as owners		**489.3**	349.6	**387.7**	422.9
Earnings per share					
Basic earnings per share	27	**32.2 cents**	26.1 cents		
Diluted earnings per share	27	**33.2 cents**	27.4 cents		

The above Statements of Financial Performance should be read in conjunction with the accompanying notes.

As at 27 July 2003
(2002: As at 28 July)

Statements of Financial Position

		CML Group		CML	
$ million	**Notes**	**2003**	2002	**2003**	2002
Current assets					
Cash		**905.5**	866.0	-	-
Receivables	7	**346.0**	288.7	**6.5**	8.0
Inventories		**2,836.8**	2,808.9		
Other	8	**28.1**	53.2	**0.5**	2.3
Total current assets		**4,116.4**	4,016.8	**7.0**	10.3
Non-current assets					
Receivables	9	**121.5**	129.6	**921.4**	810.0
Investments	10	**105.8**	109.2	**4,570.4**	4,594.3
Property, plant and equipment	11	**3,340.6**	3,499.5	**97.2**	89.4
Deferred tax assets	12	**221.9**	258.3	**219.4**	21.0
Intangibles	13	**494.0**	238.2		
Other	14	**29.8**	37.8	**1.2**	1.3
Total non-current assets		**4,313.6**	4,272.6	**5,809.6**	5,516.0
Total assets		**8,430.0**	8,289.4	**5,816.6**	5,526.3
Current liabilities					
Payables	15	**2,476.3**	2,270.7	**106.1**	69.1
Interest bearing liabilities	16	**10.8**	15.3	-	
Tax liabilities	17	**13.6**		**13.8**	
Provisions	18	**540.8**	640.6	**74.6**	212.4
Total current liabilities		**3,041.5**	2,926.6	**194.5**	281.5
Non-current liabilities					
Interest bearing liabilities	19	**1,143.3**	1,552.8	**783.6**	881.8
Loans	20			**1,557.9**	1,627.3
Deferred tax liabilities	21	**175.1**	249.5	**116.6**	
Provisions	22	**244.4**	204.3	**157.2**	97.2
Other		**49.3**	48.6	**1.1**	
Total non-current liabilities		**1,612.1**	2,055.2	**2,616.4**	2,606.3
Total liabilities		**4,653.6**	4,981.8	**2,810.9**	2,887.8
Net assets		**3,776.4**	3,307.6	**3,005.7**	2,638.5
Equity					
Contributed equity	23	**2,210.3**	2,032.3	**2,210.3**	2,032.3
Reserves	24	**468.8**	402.4	**185.3**	185.3
Retained profits	25	**1,097.3**	872.9	**610.1**	420.9
Total equity		**3,776.4**	3,307.6	**3,005.7**	2,638.5

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

For the 52 weeks ended 27 July 2003
(2002: 52 weeks ended 28 July)

Statements of Cash Flows

		CML Group		CML	
		Inflows/(Outflows)		Inflows/(Outflows)	
$ million	**Notes**	**2003**	2002	**2003**	2002
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**28,904.1**	27,540.3		
Payments to suppliers and employees (inclusive of goods and services tax)		**(27,469.2)**	(26,259.9)	**(304.6)**	(329.0)
Distributions received from associated entities		**6.2**	5.6		
Interest received		**20.0**	15.0	**0.7**	0.1
Borrowing costs paid		**(103.6)**	(105.9)	**(0.1)**	(0.2)
Income tax paid		**(179.1)**	(77.1)	**(165.9)**	(2.7)
Net cash inflow/(outflow) from operating activities	A	**1,178.4**	1,118.0	**(469.9)**	(331.8)
Cash flows from investing activities					
Payments for property, plant and equipment		**(625.2)**	(507.7)	**(39.1)**	(21.6)
Payments for purchase of businesses and controlled entities	B	**(241.7)**	(70.4)		
Payment for purchase of associated entity		**(1.4)**	(0.1)		
Proceeds on sale of property, plant and equipment		**37.1**	31.1	**0.1**	1.2
Proceeds on sale of Sydney Central Plaza	B	**372.8**			
Proceeds on sale of businesses and controlled entities	B		57.8		57.8
Proceeds on sale of investments		**7.6**	2.3		
Repayment of loan from other entities		**13.6**	41.6	**13.6**	41.6
Net cash (outflow)/inflow from investing activities		**(437.2)**	(445.4)	**(25.4)**	79.0
Cash flows from financing activities					
Proceeds from issue of shares and options		**-**	-	**-**	-
Payments for shares bought back			(1.4)		(1.4)
Proceeds from borrowings		**279.7**	924.4		
Repayments of borrowings		**(704.6)**	(1,022.4)		
Dividends paid		**(287.6)**	(285.3)	**(287.6)**	(285.3)
Net cash flows on behalf of controlled entities				**782.9**	539.3
Net cash (outflow)/inflow from financing activities		**(712.5)**	(384.7)	**495.3**	252.6
Net increase/(decrease) in cash held		**28.7**	287.9	**-**	(0.2)
Cash at the start of the year		**866.0**	578.1	**-**	0.2
Cash at the end of the year	C	**894.7**	866.0	**-**	-

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

Statements of Cash Flows

Notes

A. Reconciliation of net cash inflow/(outflow) from operating activities to net profit is as follows:

	CML Group Inflows/(Outflows)		CML Inflows/(Outflows)	
$ million	**2003**	2002	**2003**	2002
Net cash inflow/(outflow) from operating activities	**1,178.4**	1,118.0	**(469.9)**	(331.8)
Depreciation and amortisation	**(504.2)**	(484.6)	**(25.5)**	(26.6)
Changes in assets and liabilities				
Increase/(decrease) in current receivables	**69.5**	27.0	**(1.5)**	(0.7)
(Decrease) in inventories	**(24.0)**	(104.1)		
(Decrease)/increase in future income tax benefits	**(38.3)**	28.4	**197.9**	(13.9)
(Decrease)/increase in other assets	**(29.6)**	17.9	**1.4**	10.5
(Increase) in trade creditors	**(105.1)**	(213.8)	**(2.1)**	(0.9)
(Increase)/decrease in other liabilities	**(55.0)**	90.4	**839.2**	798.1
(Increase)/decrease in provision for taxation	**(20.3)**	(28.1)	**(13.8)**	4.1
(Increase) in provisions	**(79.2)**	(44.9)	**(70.2)**	(42.7)
Decrease/(increase) in deferred income tax	**74.4**	(29.9)	**(116.6)**	
Net loss on disposal of plant and equipment	**(31.2)**	(27.0)	**(5.7)**	(0.9)
Net profit on sale of freehold properties	**1.4**	15.0		
Net profit on sale of Sydney Central Plaza	**5.5**			
Net (loss)/profit on sale of businesses and controlled entities		(0.1)	**55.8**	28.1
Write-down of non-current assets to recoverable amounts	**(12.8)**	(10.4)	**(0.1)**	(0.4)
Net profit	**429.5**	353.8	**388.9**	422.9

B. Acquisitions/disposals

Details of the aggregate cash flows relating to acquisition and disposal of businesses and controlled entities and the assets and liabilities at the date of acquisition and disposal are as follows:

	CML Group			
	Acquisitions*		Disposals	
$ million	**2003**	2002	**2003**	2002
Consideration	**(362.6)**	(70.4)	**372.8**	66.5
Cash	**3.2**			(8.7)
Receivables - current	**17.6**		**(2.1)**	(1.9)
Inventories	**51.8**	12.9		(4.1)
Other assets - current	**2.4**		**(1.2)**	(0.2)
Property, plant and equipment	**45.8**	25.4	**(363.0)**	(64.6)
Deferred tax assets	**2.0**	1.4		(3.4)
Intangibles	**260.2**	37.0		(13.4)
Other assets - non-current				(0.3)
Payables - current	**(19.1)**	(1.3)	**(1.0)**	18.9
Provisions - current	**(1.3)**	(4.5)		6.2
Interest bearing liabilities - non-current		(0.5)		
Provisions - non-current				1.1
Net assets acquired/(disposed)	**362.6**	70.4	**(367.3)**	(70.4)
Reconciliation of cash flows:				
Consideration	**(362.6)**	(70.4)	**372.8**	66.5
Consideration satisfied by share issue	**117.7**			
Cash acquired/(disposed)	**3.2**			(8.7)
Cash (outflow)/inflow	**(241.7)**	(70.4)	**372.8**	57.8

*Net assets acquired are recorded at fair value.

Significant transactions included in the above table

On May 26 2003 Liquorland (Australia) Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd. (Theo's NSW) for $179.8 million plus associated inventory for $37.4 million and freehold property for $14.8 million. It is currently proposed the property will be sold and leased back. The consideration comprises cash, and the issue of 17,857,143 Coles Myer Ltd. ordinary shares. Coles Myer Ltd. has guaranteed a value of $7.00 per share throughout a period of three years, commencing 26 May 2003, and will bear any share price risk during that period. Should any additional consideration become payable it will be brought to account as a component of goodwill arising on the acquisition. At balance date, no amount would have been payable.

On January 6 2003 Officeworks Superstores Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Viking Direct Pty. Ltd. and Viking Office Products Pty. Ltd. for $38.7 million plus associated inventory for $11.1 million and freehold property for $17.5 million. It is currently proposed the property will be sold and leased back.

On March 10 2003 the CML Group sold Sydney Central Plaza for $372.8 million, net of transaction and sale related costs of $17.2 million.

During 2002 Coles Supermarkets (Australia) Pty. Ltd. and Bi-Lo Pty. Ltd., both wholly owned controlled entities of Coles Myer Ltd., acquired 35 ex-Franklins stores for $59.3 million.

On May 27 2002 Coles Myer Ltd. sold 100% of its investment in the issued capital of Amalgamated Food & Poultry Pty. Ltd. for $65.0 million.

Statements of Cash Flows

C. Reconciliation of cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank, net of bank overdraft. Cash at the end of the year as shown in the Statements of Cash Flows is reconciled to the relevant Statements of Financial Position items as follows:

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Cash assets	**905.5**	866.0	-	-
Bank overdraft	**(10.8)**		-	
	894.7	866.0	-	-

D. Non-cash financing and investing activities

Financing – CML issued ordinary shares under the Dividend Reinvestment Plan for $60.3 million (2002 $60.0 million).

Investments – CML issued ordinary shares for $117.7 million in connection with the purchase of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.

During 2002, the CML Group disposed of its investments in Power Investment Funding Pty. Ltd., Investment Funding Pty. Ltd., and Label Developments Pty. Ltd. for $NIL consideration. As a result, current receivables decreased $115.3 million (CML $NIL), current loans decreased $115.3 million (CML $NIL), non-current receivables decreased $17.2 million (CML $NIL), non-current loans decreased $17.2 million (CML $NIL) and investments decreased $NIL (CML $NIL) on disposal.

E. Details of major financing facilities

Credit standby facilities – The CML Group has $580.0 million (2002 $730.0 million) of committed facilities of which $580.0 million (2002 $730.0 million) was undrawn at balance date. The facilities have maturity dates ranging between October 2003 and August 2008 (2002 maturity dates ranged between May 2003 and August 2007).

Commercial paper – The CML Group has commercial paper programmes based in Australia and Europe. The programmes are guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2002 $NIL).

Medium term notes – The CML Group has issued medium term notes under a debt issuance programme and under medium term note programmes in both Europe and Australia. It also operated a medium term note programme in the United States on behalf of Coles Myer Finance (USA) Ltd. Medium term notes issued by Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd. are guaranteed by Coles Myer Ltd. At balance date $1,052.4 million (2002 $1,244.3 million) equivalent of medium term notes were on issue.

Other loans – $7.5 million (2002 $18.1 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date with a maturity date of July 2004 (2002 July 2004).

$NIL (2002 $327.2 million) of domestic bank loans of various maturities were outstanding at balance date.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a Basis of preparation
The financial statements have been prepared as a general purpose financial report which complies with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the prior year. Comparative information has been restated where necessary, to present the information on a consistent basis with the current year disclosures.

b Principles of consolidation
The consolidated financial statements have been prepared on an economic entity basis for Coles Myer Ltd. (CML) and the entities it controlled during the year and at year end (CML Group). The effects of all transactions within the CML Group have been eliminated in full. A list of controlled entities at year end is contained in note 32. Where control of an entity is obtained during the year, its results are included in the Statement of Financial Performance from the date on which control commences. Where control of an entity ceases during the financial year, its results are included for that part of the year where control existed.

c Equity accounting of associated entities
The principles of equity accounting have been applied to entities that are not controlled, but over which the CML Group has significant influence. Equity accounting disclosures are not provided as the investments are not deemed to be material.

d Revenue
Revenue from sale of goods is recognised at the point of sale, includes concession sales and is after deducting returns, duties and taxes paid.

e Receivables
Trade and other debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition. Provision for doubtful debts is made when collection of the full amount is no longer probable.

f Inventories
At balance date all stock of finished goods on hand or in transit is valued at the lower of cost and net realisable value. Cost is determined using the weighted average cost method, after deducting any purchase settlement discount and including logistics expenses incurred in bringing the inventories to their present location and condition.

Volume related supplier rebates and supplier promotional rebates are recognised as a reduction in the cost of inventory and are recorded as a reduction of cost of sales when the inventory is sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier (note 2). These reimbursements are recorded as other revenue from non-operating activities.

g Investments
The carrying amounts of all listed investments are stated at the lower of cost and recoverable amount. Dividends from all investments are brought to account when receivable.

h Recoverable amount of non-current assets
The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the Statements of Financial Performance in the reporting period in which the recoverable amount write-down occurs. In determining the recoverable amount, expected future cash flows have been discounted to their present value.

Note 1 Summary of Significant Accounting Policies (continued)

i Property, plant and equipment

(i) Cost and valuation

Freehold land and buildings and investment properties are measured at their fair value. Valuations are made with sufficient regularity to ensure the carrying amount of property does not differ materially from its fair value at balance date.

Annual internal assessments are made, supplemented by independent assessments at least every three years. Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability will crystallise. Borrowing and other holding and development costs on property under development are capitalised until completion of the development.

Plant and equipment is measured at the lower of cost less accumulated depreciation and recoverable amount.

(ii) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised on a straight-line basis, over the unexpired period of the lease or the estimated useful life of the improvement, whichever is the shorter.

(iii) Depreciation and amortisation

Depreciation and amortisation is provided on a straight-line basis on all property, plant and equipment, other than freehold land and investment properties, over their estimated useful lives. The rates used for each class of assets are as follows:

Buildings	1.5%
Plant and equipment	5% - 33%
Computer software	33%

j Intangibles

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired is brought to account as goodwill and amortised, using the straight-line method, over the period in which the benefits are expected to arise, but not exceeding twenty years.

(ii) Brand names

Brand names purchased by the CML Group are measured at fair value and brought to account as non-current assets. Brand names held at 27 July 2003 have an indefinite life.

(iii) Licenses

Liquor and gaming licenses purchased by the CML Group are measured at fair value and brought to account as non-current assets. Effective 29 July 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licenses. The previous estimate recognised that liquor licenses had a useful life not exceeding twenty years.

The revised accounting estimate recognises that in all material respects, liquor licenses have an indefinite life as they have unlimited legal lives and are unlikely to become commercially obsolete. Gaming licenses purchased during 2003 also have an indefinite life.

As a consequence, no amortisation of liquor licenses has been charged for the year ended 27 July 2003. Had a change in estimate of useful life not taken place, an amount of $10.3 million relating to amortisation expense would have been charged in the year to 27 July 2003.

The carrying value of all intangibles is reviewed at each reporting period.

k Accounts payable

These amounts represent liabilities for goods and services provided to the CML Group prior to balance date which were unpaid. The amounts are unsecured and are usually paid between 7 and 60 days after recognition.

Note 1 Summary of Significant Accounting Policies (continued)

l Income tax

Income tax is provided using the liability method of tax effect accounting. Income tax expense is calculated on profit from ordinary activities adjusted for permanent differences between taxable and accounting income. The tax effect of cumulative timing differences, which occur where items are included for income tax purposes in a period different from that in the financial statements, is shown in the provision for deferred income tax or future tax benefit, as applicable. The timing differences have been measured using the tax rates expected to apply when the differences reverse. The future income tax benefits arising from tax losses have been recognised only where the realisation of such benefits in future years is considered virtually certain.

The CML Group implemented the tax consolidation legislation as of 29 July 2002. Refer note 5 for further disclosure.

m Foreign exchange

Foreign currency transactions are translated to Australian currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange prevailing on that date. Resulting exchange differences are brought to account as exchange gains or losses in the Statements of Financial Performance in the financial year in which the exchange rates change.

With respect to specific commitments, hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods and services, together with subsequent exchange gains or losses resulting from those transactions, are deferred in the Statements of Financial Position from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction are also recorded in the Statements of Financial Position. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the Statements of Financial Performance.

The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange prevailing at balance date. Equity items are translated at historical rates. The Statements of Financial Performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the Statements of Financial Performance.

n Interest bearing liabilities

Borrowings are carried at their principal amounts. Interest is recognised as an expense as it accrues, except where it is included in the cost of qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to prepare for intended use. Long and medium term borrowing expenses are amortised over the lesser of five years or the term of the relevant borrowing.

o Derivatives

The CML Group is exposed to changes in interest rates and foreign exchange rates from its activities. These risks are hedged by the CML Group primarily through the use of derivatives which mainly take the form of swaps, futures, forward contracts and options. Interest rate derivatives that are designated and are effective as hedges, are deferred and amortised over the remaining life of the hedged items. Cross currency swaps are revalued at spot rates at balance date and movements are recognised in the Statements of Financial Performance as gains and losses together with the foreign currency gains and losses on the underlying borrowings.

p Leases

The CML Group leases real estate, stores, office facilities and warehouses. The provisions of these leases are such that substantially all the risks and benefits of ownership of the property are retained by the lessors and accordingly in the financial statements, they are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Refer note 28(b) for details of non-cancellable operating lease commitments. Lease incentives received on entering into operating leases are recognised as liabilities and are amortised over the initial lease term using the straight-line method.

Note 1 Summary of Significant Accounting Policies (continued)

q Employee entitlements
Liabilities for annual leave entitlements are accrued at nominal amounts on the basis of statutory and contractual requirements, including related on-costs. They are measured using rates expected to be paid when the obligations are settled, and are not discounted (note 2).

Liabilities for long service leave entitlements which are not expected to be paid or settled within twelve months are accrued at the present value of expected future payments to be made resulting from services provided by employees up to balance date. Consideration is given to future increases in wage and salary rates, experience of employee departures and periods of service. Expected future payments, including related on-costs, are discounted using the rates attaching to national government guaranteed securities with similar maturity terms. Contributions to superannuation funds are expensed as incurred (note 31).

A liability for employee entitlements in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:
- there are formal terms in the plan for determining the amount of the entitlement;
- the amounts to be paid are determined before the time of completion of the financial report; or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

Equity-based compensation benefits are provided to employees via the Executive Share Option Plan (note 34). No accounting entries are made until options over unissued shares are exercised at which time the amounts receivable from executives are recognised in the Statements of Financial Position as share capital.

r Earnings per share
(i) Basic earnings per share
Basic earnings per share is determined by dividing net profit less non-redeemable reset convertible preference shares (ReCAPS) dividends, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

s Segment reporting
Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The business segments reported are: Food & Liquor, Kmart & Officeworks, MGB & Megamart, Target, Emerging Businesses and Property & Unallocated.

t Goods and Services Tax (GST)
Revenues, expenses and assets are generally recognised net of the amount of GST. Where GST is incurred on purchases and is not recoverable from the Australian Taxation Office (ATO) it is included as part of the cost of acquisition of an asset or part of an item of expense. Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to the ATO are classified as operating cash flows.

u Rounding of amounts
Dollar amounts have been rounded to the nearest tenth of a million dollars. Where the amount is $50,000 or less, this is indicated by a dash ("-") unless specifically stated otherwise.

v Dividends
Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date (note 2).

Note 1 Summary of Significant Accounting Policies (continued)

w Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Goodwill is brought to account on the basis described in note 1j(i).

x Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under that contract, and only after any impairment losses to assets dedicated to that contract have been recognised.

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under the contract over the estimated cash flows to be received in relation to the contract, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted to their present value.

y Workers' compensation and self-insurance

The CML Group is self-insured for costs relating to workers' compensation and general liability claims. Provisions are recognised based on claims reported, and an estimate of claims incurred but not yet reported. These provisions are determined on a discounted basis, utilising an actuarially determined method which is based on various assumptions including but not limited to future inflation, investment return, average claim size and claim administration expenses.

Note 2 Changes in Accounting Policies

Changes in accounting policy for inventory costing

(a) Supplier promotional rebates

Effective 29 July 2002, the CML Group has revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor").

Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. As a result, rebates previously recorded as other revenue from operating activities, have now been disclosed as a reduction in cost of goods sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier, which are recorded as other revenue from non-operating activities.

On initial adoption of the change at 29 July 2002, the CML Group inventory decreased by $76.5 million (July 2001 $76.7 million). If the accounting policy had always been applied, the impact of the change would have been an increase to profit before tax by $0.2 million for the year ended 28 July 2002 and a decrease by $2.8 million for the year ended 27 July 2003.

Under the proposed international financial reporting standards coming into effect in the 2006 financial year, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the Statements of Financial Performance.

(b) Indirect logistics expenses

Effective 29 July 2002, the CML Group made a modification to its policy of recognising indirect costs of operating distribution centres as a component of the cost of inventory. Previously, these indirect costs were expensed as incurred. The modification was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 "Inventories".

On initial adoption of the change at 29 July 2002, the CML Group's inventory increased by $4.5 million. For the year ended 27 July 2003, the change in accounting policy was an increase to the CML Group's profit before tax of $5.0 million. Had this policy been applied for the previous corresponding period the effect would have been the same.

Change in accounting policy for providing for dividends

Effective 29 July 2002, the CML Group changed its accounting policy for providing for dividends to comply with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" released in October 2001. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

An adjustment of $149.7 million was made against retained profits at the beginning of the financial year to reverse the amount provided at 28 July 2002 for the accrued ReCAPS dividend (note 23) and the proposed final ordinary dividend for that year that was recommended by the directors between the end of the financial year and the completion of the financial report (note 25). This reduced current liabilities - provisions and total liabilities at the beginning of the financial year by $149.7 million with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid during the current financial year.

Change in accounting policy for annual leave entitlements

Effective 29 July 2002, the CML Group changed its accounting policy for providing for employee benefits to comply with the revised AASB 1028 "Employee Benefits" released in June 2001. In previous years, liabilities for wages and salaries and annual leave were measured at current remuneration rates. Under the revised accounting standard these benefits must be measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted.

An adjustment of $6.6 million was made at the beginning of the financial year to decrease retained profits, $9.4 million to increase employee provisions, and $2.8 million to increase the future income tax benefit. If the accounting policy had always been applied, the impact of the change for the years ended 28 July 2002 and 27 July 2003 would have been immaterial.

Note 3 Revenue

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Revenue from operating activities				
Sales	**27,016.6**	25,688.7		
Rebates and other allowances	**17.7**	650.6		
Cumulative effect of change in accounting policy for supplier promotional rebates	**(76.5)**			
Revenue from non-operating activities				
Proceeds from disposal of				
Property, plant and equipment	**19.7**	38.8	**0.1**	1.2
Sydney Central Plaza	**372.8**			
Businesses and controlled entities		73.0	**97.7**	65.0
	392.5	111.8	**97.8**	66.2
Interest income				
Controlled entities			**2,208.7**	2,043.3
Other persons*	**23.7**	27.4	**4.4**	12.5
Rental income				
Controlled entities			**1.6**	1.6
Other persons	**30.8**	37.8	**2.2**	1.8
Dividends from controlled entities				372.7
Other income	**220.8**	221.1	**955.1**	616.2
	275.3	286.3	**3,172.0**	3,048.1
Total revenue	**27,625.6**	26,737.4	**3,269.8**	3,114.3

* Includes interest from the Coles Myer Employee Share Plan of $3.7 million (2002 $12.4 million) in the CML Group and CML.

Note 4 Operating Profit

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Profit from ordinary activities before income tax expense includes the following net gains and expenses:				
Gains:				
Net gain/(loss) on disposal of				
Freehold property	**1.4**	15.0		
Plant and equipment	**(31.2)**	(27.0)	**(5.7)**	(0.9)
Sydney Central Plaza	**5.5**			
Businesses and controlled entities		(0.1)	**55.8**	28.1
	(24.3)	(12.1)	**50.1**	27.2
Expenses:				
Interest				
Controlled entities			**2,300.8**	2,158.7
Other persons	**86.2**	100.8	**0.1**	0.2
Other costs of finance	**0.7**	2.1		
Total borrowing costs	**86.9**	102.9	**2,300.9**	2,158.9
Depreciation				
Freehold buildings	**0.7**	0.6	**-**	-
Leasehold improvements	**49.4**	45.4	**1.2**	0.9
Plant and equipment	**418.2**	408.9	**23.5**	24.9
	468.3	454.9	**24.7**	25.8
Amortisation				
Liquor licenses		10.3		
Goodwill	**7.8**	6.9		
Computer software	**25.3**	9.7	**0.7**	0.7
Stamp duty	**2.8**	2.8	**0.1**	0.1
	35.9	29.7	**0.8**	0.8
Provisions				
Employee entitlements	**254.3**	240.2	**22.7**	17.3
Workers' compensation	**101.2**	64.6	**101.2**	64.6
Self-insured risks	**22.8**	19.8		
	378.3	324.6	**123.9**	81.9
Write down of non-current assets to recoverable amounts				
Property, plant and equipment	**12.8**	10.4	**0.1**	0.4
Bad and doubtful debts	**3.8**	9.6		-
Operating lease rentals				
Minimum lease payments	**832.6**	799.4	**23.3**	20.7
Contingent rentals	**86.3**	86.1		
	918.9	885.5	**23.3**	20.7

Note 5 Income Tax

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Prima facie income tax expense on profit from ordinary activities	**(185.2)**	(147.3)	**(120.0)**	(130.8)
(Add)/less tax effect of permanent differences				
Prima facie income tax attributable to tax consolidated group members' operating profit not reported above			**(59.0)**	
Non-deductible depreciation and amortisation	**(2.5)**	(5.4)	**(2.3)**	
Realisation of unrecognised timing differences	**0.5**	0.5		
Investment property tax depreciation	**2.1**	3.5		
Other non-deductible expenses	**(6.6)**	(2.0)	**(1.0)**	(0.9)
Profit on disposal of shares in controlled entity				8.4
Income losses recouped		11.8		
Property sale adjustments	**(0.6)**	3.8	**28.6**	
Other non-assessable income	**5.6**	7.3	**0.5**	
Difference between accounting and tax profits from partnerships and trusts	**1.0**	1.0	**5.2**	0.1
Dividends subject to rebate				111.8
Income tax expense on current year's profit from ordinary activities	**(185.7)**	(126.8)	**(148.0)**	(11.4)
Share of tax expense allocated to tax consolidated group members			**136.7**	
(Under)/over provision from prior year	**(2.0)**	(10.4)	**0.1**	(1.7)
Income tax expense	**(187.7)**	(137.2)	**(11.2)**	(13.1)

This financial report has been prepared on the basis that the CML Group will implement the tax consolidation legislation as of 29 July 2002. The Commissioner of Taxation has not yet been notified of this decision and a tax sharing agreement between members of the tax consolidated group is not yet in place. As a consequence of implementing the consolidation legislation, CML, as the head company in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances in the tax consolidated group as if those transactions, events and balances were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under an accounting tax allocation arrangement with the tax consolidated subsidiaries are recognised separately as inter-company tax-related amounts receivable or payable. Expenses and revenues arising under the tax allocation arrangement are recognised as a component of income tax expense or revenue.

The financial effect of the tax consolidation legislation has been recognised in these financial statements, with no material impact on the consolidated Statements of Financial Performance or Financial Position. Material impacts on CML, the holding company, are disclosed in the note above. Certain decisions relevant to establishing the post consolidation taxation values of assets are still outstanding at 27 July 2003, but the impact of these decisions is not expected to materially affect the Statements of Financial Performance of either CML or the CML Group.

Note 6 Dividends

$ million	CML Group 2003	CML Group 2002
Ordinary shares		
Interim dividend of 13.5 cents (2002 13.5 cents) per fully paid ordinary share paid 12 May 2003 (2002 13 May 2002). Fully franked at 30% tax rate (2002 30%).	**(160.6)**	(159.3)
Final dividend of 12.0 cents per fully paid ordinary share paid on 11 November 2002 recognised as a liability at 28 July 2002, but adjusted against retained profits at the beginning of the financial year as a result of the change in accounting policy for providing for dividends (note 2). Fully franked at 30% tax rate (2002 30%).	**(142.1)**	(142.1)
Non-redeemable reset convertible preference shares (ReCAPS)*		
Dividend of $3.2589 (2002 $3.2589) per share paid 2 December 2002 (2002 30 November 2001). Fully franked at 30% tax rate (2002 30%).	**(22.8)**	(22.8)
Dividend of $3.2411 (2002 $3.2411) per share paid 2 June 2003 (2002 31 May 2002). Fully franked at 30% tax rate (2002 30%).	**(22.7)**	(22.7)
Total dividends	**(348.2)**	(346.9)

* In previous periods $7.6 million was provided at balance date. As a result of the change in accounting policy this has been adjusted against retained profits (note 2). Since year end the Directors have recommended the payment of a dividend of $3.2589 per share, fully franked at 30% tax rate.

Dividends not recognised at year end		
In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 12.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. Aggregate amount of the proposed dividend expected to be paid on 10 November 2003 out of retained profits at 27 July 2003, but not recognised as a liability at year end as a result of the change in accounting policy for providing for dividends (note 2).	**151.6**	

The franked portions of the final dividends recommended after 27 July 2003 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 25 July 2004.

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Dividend franking account				
This amount represents the balance of the dividend franking account after allowing for current tax, dividend provisions (the 2002 financial year only), dividend payments and franking credits the CML Group is prevented from distributing (the 2002 financial year only), based on a tax rate of 30% (2002 30%).	**141.4**	39.7	**140.5**	(62.2)

Franking credits of $118.2 million were transferred from wholly-owned entities to the parent entity at the time these entities entered the tax consolidated group.

Note 7 Receivables – Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Trade debtors	**309.6**	228.0	**0.6**	0.3
Less: Provision for doubtful debts	**(9.2)**	(4.7)		
	300.4	223.3	**0.6**	0.3
Other debtors	**46.6**	59.2	**6.2**	6.1
Less: Provision for doubtful debts	**(1.0)**	(0.5)	**(0.3)**	
Receivable from Australian Taxation Office		6.7		1.6
	45.6	65.4	**5.9**	7.7
	346.0	288.7	**6.5**	8.0

Note 8 Other Assets – Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Prepayments	**28.1**	53.2	**0.5**	2.3

Note 9 Receivables – Non-Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Term deposits and advances	**23.7**	21.6	**7.0**	7.0
Loan to Employee Share Plan (note 34)	**95.4**	105.8	**95.4**	105.8
Loans to associated unit trust and partnership	**2.4**	2.2		
Amounts owing by controlled entities			**819.0**	697.2
	121.5	129.6	**921.4**	810.0

Note 10 Investments – Non-Current

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Investments in associates				
Interest in shopping centre unit trust, at fair value (note 33)	**76.8**	72.5		
Interest in partnership (note 33)	**2.0**	2.0		
Investments in controlled entities				
Shares in controlled entities			**4,570.4**	4,594.3
Investments in other entities				
Shares in unlisted corporations	**19.3**	19.3		
Debentures in unlisted corporations		0.1		
Interest in bonds	**7.7**	15.3		-
	105.8	109.2	**4,570.4**	4,594.3

Shares in unlisted corporations
The CML Group has a 2% interest in GlobalNetXchange Ltd. (GNX). GNX is an international retail alliance which offers hosted software solutions for retail applications.

Interest in bonds
Quoted market value of these investments at balance date was $7.7 million (2002 $15.3 million).

Note 11 Property, Plant and Equipment – Non-Current

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Freehold properties				
Land				
At fair value	**202.1**	163.4	**12.4**	5.4
Buildings				
At fair value	**45.5**	36.1	**0.2**	0.2
Less: Accumulated depreciation	**(1.8)**	(1.2)	-	-
	43.7	34.9	**0.2**	0.2
Total freehold properties	**245.8**	198.3	**12.6**	5.6
Leasehold improvements				
At cost	**674.5**	614.2	**11.1**	10.2
Less: Accumulated depreciation	**(297.4)**	(251.9)	**(4.4)**	(4.7)
Total leasehold improvements	**377.1**	362.3	**6.7**	5.5
Investment properties				
At fair value	**71.5**	334.7		
Total properties	**694.4**	895.3	**19.3**	11.1

Note 11 Property, Plant and Equipment – Non-Current (continued)

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Plant and equipment				
At cost	**5,659.1**	5,420.3	**194.3**	204.4
Less: Accumulated depreciation	**(3,241.2)**	(3,044.5)	**(123.1)**	(140.9)
Total plant and equipment	**2,417.9**	2,375.8	**71.2**	63.5
Computer software				
At cost	**152.5**	115.7	**3.3**	4.5
Less: Accumulated amortisation	**(64.5)**	(38.2)	**(1.1)**	(0.2)
Total computer software	**88.0**	77.5	**2.2**	4.3
Capital work in progress, at cost	**140.3**	150.9	**4.5**	10.5
Total property, plant and equipment	**3,340.6**	3,499.5	**97.2**	89.4

Valuation of freehold and investment properties
The basis of valuation of freehold and investment properties is fair value, being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction. The latest assessments of fair value as at 27 July 2003 are primarily based on independent assessments.

Reconciliation
Reconciliations of the carrying amount of each class of property, plant and equipment are set out below:

CML Group – 2003 $ million	**Freehold land**	**Freehold buildings**	**Leasehold improvements**	**Investment properties**	**Plant and equipment**	**Computer software**	**Capital work in progress**	**Total**
Carrying amount at the start of the year	163.4	34.9	362.3	334.7	2,375.8	77.5	150.9	3,499.5
Additions	15.8	1.6	51.0	17.0	415.2	38.2	94.7	633.5
Disposals	(6.9)	(0.8)	(4.0)	(360.8)	(36.3)	(3.1)	(0.5)	(412.4)
Acquisitions of entities or operations	32.2		0.3		11.7	1.6		45.8
Fair value (decrements)/ increments	(3.3)	(0.5)		84.4				80.6
Write-down to recoverable amounts			(0.8)		(10.1)	(1.9)		(12.8)
Depreciation/amortisation		(0.7)	(49.4)		(418.2)	(25.3)		(493.6)
Transfers from/(to) another class	0.9	9.2	17.7	(3.8)	79.8	1.0	(104.8)	
Carrying amount at the end of the year	202.1	43.7	377.1	71.5	2,417.9	88.0	140.3	3,340.6

CML – 2003 $ million	**Freehold land**	**Freehold buildings**	**Leasehold improvements**	**Investment properties**	**Plant and equipment**	**Computer software**	**Capital work in progress**	**Total**
Carrying amount at the start of the year	5.4	0.2	5.5		63.5	4.3	10.5	89.4
Additions	6.3		2.0		25.4	1.3	4.1	39.1
Disposals			(1.1)		(2.0)	(2.7)		(5.8)
Write-down to recoverable amounts					(0.1)			(0.1)
Depreciation/amortisation		-	(1.2)		(23.5)	(0.7)		(25.4)
Transfers from/(to) another class	0.7		1.5		7.9		(10.1)	
Carrying amount at the end of the year	12.4	0.2	6.7		71.2	2.2	4.5	97.2

Note 12 Deferred Tax Assets – Non-Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Future income tax benefits	**221.9**	258.3	**219.4**	21.0

Potential future income tax benefits of $6.3 million (2002 $NIL) attributable to tax losses of $20.9 million have not been recognised as realisation of the losses is not virtually certain. Future income tax benefits attributable to tax losses that were recognised in 2002 totalled $12.4 million.

Note 13 Intangibles – Non-Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Brand names				
At cost	**22.6**			
Licenses				
At cost	**362.6**	191.4		
Less: Accumulated amortisation	**(27.4)**	(27.4)		
	335.2	164.0		
Goodwill				
At cost	**177.7**	107.9		
Less: Accumulated amortisation	**(41.5)**	(33.7)		
	136.2	74.2		
	494.0	238.2		

Note 14 Other Assets – Non-Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Deferred expenditure – stamp duty	**34.4**	31.8	**1.5**	1.5
Less: Accumulated amortisation	**(8.0)**	(5.2)	**(0.3)**	(0.2)
	26.4	26.6	**1.2**	1.3
Other	**3.4**	11.2		
	29.8	37.8	**1.2**	1.3

Note 15 Payables – Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Trade creditors	**1,896.6**	1,775.3	**24.3**	22.2
Other creditors and accruals	**579.7**	495.4	**81.8**	46.9
	2,476.3	2,270.7	**106.1**	69.1

Note 16 Interest Bearing Liabilities – Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Bank overdraft	**10.8**	-	-	
Other loans	-	15.3		
	10.8	15.3	-	

In 2002, other loans were predominantly due for repayment within 3 months of balance date with a weighted average interest rate of 9.2%. Refer note 19 for details of the company's negative pledge.

Note 17 Tax Liabilities – Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Provision for income tax	**13.6**		**13.8**	

Note 18 Provisions – Current

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Dividends		149.7		149.7
Employee entitlements	**465.0**	419.0	**38.4**	30.6
Self-insured risks	**36.3**	35.6		
Workers' compensation	**36.2**	32.1	**36.2**	32.1
New Zealand onerous contracts	**3.3**	4.2		
	540.8	640.6	**74.6**	212.4

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2003 $ million	**Dividends**	**Self-insured risks**	**Workers' compensation**	**Onerous contracts**	**Total**
Carrying amount at the start of the year	149.7	35.6	32.1	4.2	221.6
Adjustment from change in accounting policy (note 2)	(149.7)				(149.7)
Additional provisions recognised		22.8	101.2		124.0
Payments/utilised		(22.1)	(37.7)	(3.2)	(63.0)
Transfer between current & non-current			(59.4)	2.3	(57.1)
Carrying amount at the end of the year		36.3	36.2	3.3	75.8

CML – 2003 $ million					
Carrying amount at the start of the year	149.7		32.1		181.8
Adjustment from change in accounting policy (note 2)	(149.7)				(149.7)
Additional provisions recognised			101.2		101.2
Payments/utilised			(37.7)		(37.7)
Transfer between current & non-current			(59.4)		(59.4)
Carrying amount at the end of the year			36.2		36.2

Note 19 Interest Bearing Liabilities – Non-Current

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Foreign currency loans	**7.5**	18.1		
Foreign currency bonds and notes	**452.4**	644.3		
Total foreign currency denominated borrowings	**459.9**	662.4		
Bonds and notes issued under domestic and international facilities	**600.0**	600.0		
Domestic bank loans		327.2		
Other		0.4		
Amounts owing to controlled entities			**783.6**	881.8
	1,059.9	1,590.0	**783.6**	881.8
Net value of currency swaps hedging foreign currency borrowings	**83.4**	(37.2)		
	1,143.3	1,552.8	**783.6**	881.8

At balance date, all foreign currency borrowings were fully hedged and the CML Group had no secured liabilities. The CML Group's borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the Negative Pledge), and acceptance by investors of complementary Trust Deeds for public issues of bonds and notes.

The Negative Pledge is the basis of an unsecured borrowing structure, providing financial ratio restrictions of total liabilities to total tangible assets at 80%, and the ratio of total secured liabilities to total tangible assets at 40%. In addition, a pledge is given not to provide security over CML Group assets, in contravention of the terms of the Negative Pledge, without providing equivalent security to parties to the Negative Pledge. Similar ratio restrictions are included in Trust Deeds to provide a standard borrowing structure.

$ million	CML Group 2003	CML Group 2002
Interest bearing liabilities and loans maturity pattern		
2003/2004		466.4
2004/2005	**409.3**	396.3
2005/2006	**430.5**	537.1
2006/2007	**80.1**	106.1
2007/2008	**90.0**	83.7
2008/2009	**50.0**	
2009/2010		0.4
	1,059.9	1,590.0

$ million	CML Group 2003	CML Group 2002
Denomination of long-term foreign currency borrowings		
United States dollars	**48.3**	59.4
Japanese yen	**411.6**	600.5
Euro		2.5
	459.9	662.4

Note 20 Loans – Non-Current

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Borrowings outstanding at the end of the financial year that were non-interest bearing				
Amounts owing to controlled entities			**1,557.9**	1,627.3

Note 21 Deferred Tax Liabilities – Non-Current

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Deferred income tax	**175.1**	249.5	**116.6**	

Note 22 Provisions – Non-Current

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Employee entitlements	**73.3**	76.8	**6.3**	5.7
Workers' compensation	**150.9**	91.5	**150.9**	91.5
New Zealand onerous contracts	**20.2**	36.0		
	244.4	204.3	**157.2**	97.2

Employee numbers	Number		Number	
Number of employees at balance date*	**83,614**	87,775	**2,525**	2,258

*Calculated on a full-time equivalent basis

Movements in provisions
Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2003 $ million	Workers' compensation	Onerous contracts	Total
Carrying amount at the start of the year	91.5	36.0	127.5
Payments/utilised		(1.8)	(1.8)
Provision no longer required due to remeasurement		(12.8)	(12.8)
Foreign exchange differences		1.1	1.1
Transfer between current & non-current	59.4	(2.3)	57.1
Carrying amount at the end of the year	150.9	20.2	171.1

CML – 2003 $ million	Workers' compensation	Onerous contracts	Total
Carrying amount at the start of the year	91.5		91.5
Transfer between current & non-current	59.4		59.4
Carrying amount at the end of the year	150.9		150.9

Note 24 Reserves

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Asset revaluation reserve	**485.9**	402.4	**185.3**	185.3
Foreign currency translation reserve	**(17.1)**	-		
	468.8	402.4	**185.3**	185.3
Movements during the year:				
Asset revaluation reserve				
Balance at the start of the year	**402.4**	406.6	**185.3**	185.3
Fair value increment/(decrement) of freehold and investment properties and investment in associated entity	**83.5**	(4.2)		
Balance at the end of the year	**485.9**	402.4	**185.3**	185.3
Foreign currency translation reserve				
Balance at the start of the year	**-**	-		
Net exchange differences on translation of foreign controlled entity	**(17.1)**	-		
Balance at the end of the year	**(17.1)**	-		

Nature and purpose of reserves

i) **Asset revaluation reserve**
The asset revaluation reserve includes the net increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041 "Revaluation of Non-Current Assets".

ii) **Foreign currency translation reserve**
As an outcome of restructuring the method of financing a self sustaining foreign operation, certain hedge contracts relating to loans forming part of the CML Group's net investment have been discontinued resulting in $17.1 million being recorded in the foreign currency translation reserve in the financial year.

Note 25 Retained Profits

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Retained profits at the start of the year	**872.9**	866.0	**420.9**	344.9
Adjustment resulting from change in accounting policy for providing for dividends (note 2)	**149.7**		**149.7**	
Adjustment resulting from change in accounting policy for annual leave entitlements (note 2)	**(6.6)**		**(1.2)**	
Net profit	**429.5**	353.8	**388.9**	422.9
Dividends	**(348.2)**	(346.9)	**(348.2)**	(346.9)
Retained profits at the end of the year	**1,097.3**	872.9	**610.1**	420.9

Note 26 Equity

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Total equity at the start of the year	**3,307.6**	3,246.3	**2,638.5**	2,503.9
Adjustment resulting from change in accounting policy for providing for dividends (note 2)	**149.7**		**149.7**	
Total changes in equity recognised in the Statements of Financial Performance	**489.3**	349.6	**387.7**	422.9
Transactions with owners as owners:				
Contributions of equity	**60.3**	60.0	**60.3**	60.0
Share buy-back		(1.4)		(1.4)
Issue of shares for acquisition	**117.7**		**117.7**	
Dividends	**(348.2)**	(346.9)	**(348.2)**	(346.9)
Total equity at the end of the year	**3,776.4**	3,307.6	**3,005.7**	2,638.5

Note 27 Earnings Per Share

	CML Group 2003	CML Group 2002
Basic earnings per share	**32.2 cents**	26.1 cents
Diluted earnings per share	**33.2 cents**	27.4 cents
Weighted average number of shares ('000s) used as the denominator		
Weighted average number of shares used as the denominator in calculating basic earnings per share	**1,192,073**	1,180,108
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**1,294,840**	1,292,581
Reconciliation of earnings used in calculating earnings per share ($'000s)		
Basic earnings per share		
Net profit	**429,490**	353,807
Dividends on ReCAPS	**(45,500)**	(45,500)
Earnings used in calculating basic earnings per share	**383,990**	308,307
Diluted earnings per share		
Net profit	**429,490**	353,807
Earnings used in calculating diluted earnings per share	**429,490**	353,807

Note 28 Commitments for Expenditure

$ million	CML Group 2003	CML Group 2002	CML 2003	CML 2002
(a) Capital commitments				
Contracted capital expenditure commitments not provided for in this financial report, which principally relate to building and fixture contracts for new stores and shopping centres were as follows:				
Not later than one year	**222.1**	170.3	**3.5**	8.9
Later than one year but not later than five years	**12.3**			
	234.4	170.3	**3.5**	8.9
(b) Operating leases				
Contracted non-cancellable lease expenditure commitments not provided for in this financial report were as follows:				
Not later than one year	**846.9**	779.8	**18.9**	19.1
Later than one year but not later than five years	**3,108.9**	2,882.9	**59.5**	62.3
Later than five years	**4,633.6**	4,549.5	**119.0**	132.4
	8,589.4	8,212.2	**197.4**	213.8

Note 29 Segments

$ million	Food & Liquor	Kmart & Officeworks	MGB & Megamart	Target	Emerging Businesses	Property & Unallocated	Consolidated
Primary reporting – business segments 2003							
Revenue							
Sales to external customers	16,538.6	4,368.6	3,239.9	2,646.9	222.6		27,016.6
Intersegment sales (eliminated on consolidation)		0.9			31.5		32.4
Total sales	16,538.6	4,369.5	3,239.9	2,646.9	254.1		27,049.0
Other revenue	43.6	16.0	51.5	14.9	11.0	448.3	585.3
Total segment revenue	16,582.2	4,385.5	3,291.4	2,661.8	265.1	448.3	27,634.3
Segment result	566.7	103.8	9.9	89.9	(10.9)	(79.0)	680.4
Net borrowing costs							(63.2)
Profit from ordinary activities before income tax							617.2
Income tax expense							(187.7)
Net profit							429.5*
Segment assets	3,535.8	1,362.1	1,026.4	793.8	76.4	1,413.6	8,208.1
Tax assets							221.9
Total assets							8,430.0
Segment liabilities	(1,563.7)	(520.3)	(397.3)	(340.5)	(47.2)	(1,595.9)	(4,464.9)
Tax liabilities							(188.7)
Total liabilities							(4,653.6)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	627.3	116.5	53.4	41.5	11.2	142.4	992.3
Depreciation and amortisation expense	257.1	67.9	68.2	55.7	4.4	50.9	504.2
Other non-cash expenses	59.0	23.7	21.6	2.8	(0.7)	70.8	177.2

* The net profit for the year was $429.5 million. After adjusting for the impact of changes in accounting policies and estimates of $64.0 million (related tax of $22.3 million), the Kmart New Zealand onerous lease provision reversal of $12.8 million and the profit on sale of Sydney Central Plaza of $5.5 million (related tax of $2.7 million), the net profit would have been $455.6 million.

Note 29 Segments (continued)

In prior years Kmart & Officeworks, MGB & Megamart, and Target were aggregated under the General Merchandise & Apparel (GM&A) segment. During the 2003 financial year, management reporting was restructured resulting in the disaggregation of this segment. The 2002 comparative segment results have been amended accordingly.

$ million	Food & Liquor	Kmart & Officeworks	MGB & Megamart	Target	Emerging Businesses	Property & Unallocated	Consolidated
Primary reporting – business segments 2002							
Revenue							
Sales to external customers	15,892.4	3,903.6	3,243.2	2,422.4	227.1		25,688.7
Intersegment sales (eliminated on consolidation)		0.8			25.9		26.7
Total sales	15,892.4	3,904.4	3,243.2	2,422.4	253.0		25,715.4
Other revenue	656.5	134.6	129.1	49.8	24.5	26.8	1,021.3
Total segment revenue	16,548.9	4,039.0	3,372.3	2,472.2	277.5	26.8	26,736.7
Segment result	546.9	62.4	(21.6)	51.7	(15.3)	(57.6)	566.5
Net borrowing costs							(75.5)
Profit from ordinary activities before income tax							491.0
Income tax expense							(137.2)
Net profit							353.8
Segment assets	3,195.9	1,267.7	1,072.4	782.2	53.8	1,652.4	8,024.4
Tax assets							265.0
Total assets							8,289.4
Segment liabilities	(1,507.3)	(479.3)	(337.8)	(281.0)	(51.1)	(2,075.8)	(4,732.3)
Tax liabilities							(249.5)
Total liabilities							(4,981.8)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	402.0	46.3	42.8	35.5	6.0	84.5	617.1
Depreciation and amortisation expense	247.2	67.4	68.2	47.7	4.6	49.5	484.6
Other non-cash expenses	15.4	7.2	(0.3)	(4.2)	(5.3)	45.0	57.8

	Sales to external customers		Segment assets		Acquisition of non-current assets	
$ million	**2003**	2002	**2003**	2002	**2003**	2002
Secondary reporting – geographical segments						
Australia	**26,869.0**	25,565.3	**8,097.5**	7,900.1	**988.3**	616.9
New Zealand	**147.6**	123.4	**91.3**	82.8	**0.3**	0.1
Other			**19.3**	41.5	**3.7**	0.1
	27,016.6	25,688.7	**8,208.1**	8,024.4	**992.3**	617.1

Note 29 Segments (continued)

Business segments
The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food & Liquor	Retail of grocery and liquor items
Kmart & Officeworks	Retail of apparel, general merchandise and stationery items
MGB & Megamart	Retail of apparel and general merchandise
Target	Retail of apparel and general merchandise
Emerging Businesses (formerly e.colesmyer)	E-commerce trading for internal and external customers
Property & Unallocated	Management of the CML property portfolio and unallocated or corporate functions.

Geographical segments
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The CML Group's business segments operate geographically as follows:

Australia	The home country of the parent entity. The CML Group undertakes retail operations in all states and territories.
New Zealand	The CML Group has Kmart retail operations, supplying basically the same ranges of goods as the corresponding business in Australia. These operations are predominantly based in the North Island.
Asia	Non-trading branch offices located in China.

Intersegment transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm's length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segment disclosures relating to these investments have not been included as they are not considered to be material.

Note 30 Auditor's Remuneration

$'000	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Amounts received or due and receivable by the auditor for:				
Audit	**3,956**	3,550	**600**	540
Other assurance services				
Acquisitions/divestments	**718**	771		
Sales certificates under leases	**213**	220		
Accounting advice	**697**	264	**95**	
Related party transaction review	**80**	120	**80**	120
U.S. regulatory assistance	**630**		**630**	
Other	**265**	297	**35**	140
	2,603	1,672	**840**	260
Taxation advice	**219**	257	**219**	109
Total PricewaterhouseCoopers	**6,778**	5,479	**1,659**	909
PWC Consulting*				
Systems implementation support		2,574		
Support for GM&A and Shared Services reviews		2,725		585
Supply chain advice		148		
Advice on technology platforms and systems		519		357
Change management advice		120		
Support for Food & Liquor review	**400**			
Other	**93**	216		
Total PWC Consulting*	**493**	6,302		942
	7,271	11,781	**1,659**	1,851

* The acquisition of PWC Consulting by IBM was completed on 1 October 2002. From this date CML's auditor PricewaterhouseCoopers and PWC Consulting were independent organisations.

Note 31 Superannuation Funds

The CML Group contributes to a number of superannuation funds that have been established to provide benefits for employees. The principal type of benefit provided by these funds is a lump sum. The members and the CML Group make contributions as specified in the rules of the respective funds.

The CML Group is obliged to ensure that contributions are made to the defined benefit plan at the rate assessed by an actuary, subject to its rights to reduce, suspend or terminate contributions as specified in the relevant trust deed. The obligation of the CML Group to make contributions to the fund at the actuarially determined rate is legally enforceable up to the date on which the CML Group gives notice to suspend or terminate contributions as provided in the agreement governing the plan. The CML Group expenses contributions to the defined benefit plan as they become due and payable and there is no present obligation with respect to future contributions. Accordingly, a liability has not been recorded for the deficiency of fund assets over accrued benefits.

In respect of all other superannuation funds, the CML Group is obliged to contribute at fixed rates or amounts as set out in the relevant trust deeds, or in accordance with industrial awards, agreements and relevant legislation.

The fund assets at net market value, the accrued benefits, and the vested benefits of CML's defined benefit plan, Coles Myer Superannuation Plan (part of the Mercer Super Trust), were as follows:

As at 30 June	CML	
$ million	**2003**	2002
Net market value of fund assets	**829.7**	877.0
Accrued benefits	**859.7**	880.0
Deficiency of fund assets over accrued benefits	**(30.0)**	(3.0)
Vested benefits	**809.7**	830.1

Employer contributions to this defined benefit fund during the year amounted to $61.2 million (2002 $56.2 million). Vested benefits are benefits which are not conditional upon continued membership of the fund or any factor, other than resignation from the fund.

Note 32 Particulars in Relation to Controlled Entities

Name of Entity	Legend
Coles Myer Ltd.	a
Bi-Lo Pty. Ltd.	a(1)
Barrier Investments Pty. Ltd.	
CMFL Holdings Pty. Ltd. (in liquidation)	a(1)
Coles KMR Pty. Ltd. (in liquidation)	
Coles Myer Investments Pty. Ltd. (in liquidation)	
CMFL Services Ltd.	a(1)
Financial Network Card Services Pty. Ltd.	a(1)
CMPQ (CML) Pty. Ltd.	a(1)
Coles Myer Ansett Travel Pty. Ltd. (97.5% owned)	
Coles Myer Asia Pty. Ltd.	a(1)
Coles Myer Deposit Services Pty. Ltd.	
Coles Myer Finance Ltd.	
Coles Myer Finance (USA) Ltd.	
Coles Myer International Pty. Ltd.	a(1)
Coles Myer New Zealand Holdings Ltd.	b
CMNZ Finance Ltd.	b
Retail Investments Pty. Ltd.	a(1)
CMNZ Investments Pty. Ltd.	a(1)
Sanco Insurance Pte. Ltd.	c
Coles Myer Logistics Pty. Ltd.	a(1)
Coles Myer Properties Holdings Ltd.	a(1)
Australian Grocery Holdings Pty. Ltd.	a(1)
Clarkson Shopping Centre Pty. Ltd.	a(1)
CMPQ (PEN) Pty. Ltd.	a(1)
CMTI Pty. Ltd.	a(1)
Coles Myer Properties Pty. Ltd.	a(1)
Coles Myer Property Developments Ltd.	a(1)
Fulthom Pty. Ltd.	a(1)
Morley Shopping Centre Pty. Ltd.	a(1)
Myer Melbourne Ltd.	a(1)
Myer Properties W.A. Ltd.	a(1)
Coles Myer Property Investments Pty. Ltd. (in liquidation)	a(1)
Orzo Pty. Ltd.	a(1)
Tooronga Shopping Centre Pty. Ltd.	a(1)
Coles Supermarkets Australia Pty. Ltd.	a(1)
Charlie Carter (Norwest) Pty. Ltd.	a(1)
Eureka Operations Pty. Ltd.	
ht (colesmyer) Pty. Ltd.	a(1)
Newmart Pty. Ltd.	a(1)
Tooronga Holdings Pty. Ltd. (formerly e.services (colesmyer) Pty. Ltd.)	a(1)
e.colesmyer Pty. Ltd.	a(1)
colesmyer.com Pty. Ltd.	a(1)
e.tailing (colesmyer) Pty. Ltd.	a(1)
Coles Online Pty. Ltd.	a(1)
Liquorland Direct Pty. Ltd.	a(1)
Direct Fulfilment Group Pty. Ltd.	a(1)
e.trading (colesmyer) Pty. Ltd.	a(1)
o d (colesmyer) Pty. Ltd.	a(1)
Procurement Online Pty. Ltd.	a(1)
Multimedia Services Pty. Ltd.	a(1)
now.com.au Pty. Ltd.	a(1)
Grace Bros. Holdings Pty. Ltd.	
Grocery Holdings Pty. Ltd.	a(1)
General Merchandise and Apparel Group Pty. Ltd.	a(1)
ht.com.au Pty. Ltd.	a(1)
Katies Fashions (Aust.) Pty. Ltd.	a(1)
G.J. Coles & Coy. Pty. Ltd.	a(1)
Kmart Australia Ltd.	a(1)
Arana Hills Properties Pty. Ltd.	
Tyremaster (Wholesale) Pty. Ltd.	a(1)
W4K. World 4 Kids Pty. Ltd.	a(1)
Liquorland (Australia) Pty. Ltd.	a(1)
Australian Liquor Group Ltd. (83% owned)	
Knox Liquor Australia Pty. Ltd.	
Osmond Hotel Pty. Ltd.	
Outfront Liquor Services Pty. Ltd.	
Guidel Pty. Ltd.	
Sorcha Pty. Ltd.	
Philip Murphy Melbourne Pty. Ltd.	
Philip Murphy Niddrie Pty. Ltd.	
Philip Murphy Toorak Pty. Ltd.	
Philip Murphy Wine and Spirits Pty. Ltd.	
Pallas Newco Pty. Ltd.	a(2)
ALW Newco Pty. Ltd.	a(2)
Pacific Liquor Wholesalers Pty. Ltd.	a(1)

Note 32 Particulars in Relation to Controlled Entities (continued)

Name of Entity	Legend
Liquorland (Qld.) Pty. Ltd.	a(1)
Mycar Automotive Pty. Ltd.	a(1)
Myer Stores Ltd.	a(1)
Officeworks Superstores Pty. Ltd.	a(1)
Officeworks Superstores N.Z. Ltd.	b
Viking Direct Pty. Ltd.	
Viking Office Products Pty. Ltd.	
Penneys Pty. Ltd.	a(1)
Price Point Pty. Ltd.	
Charlot Pty. Ltd. (in liquidation)	
Target Australia Pty. Ltd.	a(1)
Fosseys (Australia) Pty. Ltd.	a(1)
Tickoth Pty. Ltd.	
Tyremaster Pty. Ltd.	a(1)
Comnet Pty. Ltd.	a(1)
The Myer Emporium Ltd.	a(1)
Controlled entities disposed 2003	
Market Street Investment Trust	
Market Street Property Trust	
Controlled entities deregistered 2003	
Australasia Wide Distribution Pty. Ltd.	a(1)
Australian Retail Financial Services (Holdings) Pty. Ltd.	a(1)

Name of Entity	Legend
Broadway Property Holdings Pty. Ltd.	a(1)
CMPQ (KM) Pty. Ltd.	a(1)
Coles Myer N.S.W. Pty. Ltd.	a(1)
Coles Myer Properties Management Pty. Ltd.	a(1)
Coles Myer Queensland Pty. Ltd.	a(1)
CMPQ (COOP) Pty. Ltd.	a(1)
CMPQ (TWB) Pty. Ltd.	a(1)
CMPQ (NEWCO) Pty. Ltd.	a(1)
Consolidated Realties Pty. Ltd.	a(1)
Eastland Shopping Centre Pty. Ltd.	a(1)
Esare Pty. Ltd.	a(1)
F.N.C.S. Pty. Ltd.	a(1)
Market Street Investments Pty. Ltd.	a(1)
now@colesmyer Pty. Ltd.	a(1)
ofs (colesmyer) Pty. Ltd.	a(1)
Portal Co (colesmyer) Pty. Ltd.	a(1)
Retail Distribution Management Pty. Ltd.	a(1)
Vintage Cellars (Australia) Pty. Ltd.	a(1)
Controlled entities disposed 2002	
Amalgamated Food & Poultry Pty. Ltd.	a(6)
Investment Funding Pty. Ltd.	a(4)
Label Developments Pty. Ltd.	a(5)
Power Investment Funding Pty. Ltd.	a(3)
mmms Pty. Ltd. (formerly mms (colesmyer) Pty. Ltd.)	

Except where shown, controlled entities are wholly owned and incorporated or established in Australia. The 2.5% of capital in Coles Myer Ansett Travel Pty. Ltd. not owned by the CML Group gives rise to outside equity interests of $NIL. The 17% of capital in Australian Liquor Group Ltd. held in trust gives rise to outside equity interests of $NIL. The balance date of all controlled entities was 27 July 2003.

Controlled entities carry on business in their countries of incorporation except Coles Myer Asia Pty. Ltd. which carries on business in China.

Legend

(a) These companies, except where subject to a notice of disposal shown below, are party to a Deed of Cross Guarantee, under which each company guarantees the liabilities of all other companies that are party to the deed. These companies form a Closed Group and are relieved from the requirements to prepare audited financial reports under the Corporations Act 2001 and Australian Securities and Investments Commission accounting and audit relief Class Orders:
 (1) these companies and CML are party to a Deed of Cross Guarantee dated 23 September 1992.
 (2) these companies were added to the Deed of Cross Guarantee by the execution of an Assumption Deed dated 22 July 2003.
 (3) this company was the subject of a Notice of Disposal contemplated by the Deed of Cross Guarantee dated 29 August 2001.
 (4) this company was the subject of a Notice of Disposal contemplated by the Deed of Cross Guarantee dated 31 August 2001.
 (5) this company was the subject of a Notice of Disposal contemplated by the Deed of Cross Guarantee dated 14 November 2001.
 (6) this company was the subject of a Notice of Disposal contemplated by the Deed of Cross Guarantee dated 30 May 2002.

(b) Incorporated in New Zealand.

(c) Incorporated in Singapore.

Note 32 Particulars in Relation to Financial Controlled Entities (continued)

The Statement of Financial Performance and Financial Position below represent companies which are party to the Deed of Cross Guarantee. These companies form a Closed Group which forms part of the CML Group. This information is provided in accordance with the requirements of Australian Securities and Investments Commission accounting and audit relief Class Orders.

$ million	2003	2002
Consolidated Statement of Financial Performance		
Profit from ordinary activities	**463.6**	300.5
Income tax expense	**(124.1)**	(130.5)
Net profit	**339.5**	170.0
Net decrease in asset revaluation reserve	**(2.3)**	(4.1)
Adjustment resulting from change in accounting policy for annual leave entitlements (note 2)	**(6.6)**	
Total revenues, expenses and valuation adjustments attributable to members of the controlled entity recognised directly in equity	**(8.9)**	(4.1)
Total changes in equity other than those resulting from transactions with owners as owners	**330.6**	165.9
Consolidated Statement of Financial Position		
Current assets		
Cash	**278.8**	261.9
Receivables	**330.5**	249.6
Inventories	**2,782.1**	2,764.1
Other	**27.4**	52.2
Total current assets	**3,418.8**	3,327.8
Non-current assets		
Receivables	**114.3**	129.3
Investments	**1,555.1**	1,801.8
Property, plant and equipment	**3,313.0**	3,137.9
Deferred tax assets	**221.9**	243.1
Intangibles	**388.3**	251.8
Other	**27.3**	25.9
Total non-current assets	**5,619.9**	5,589.8
Total assets	**9,038.7**	8,917.6
Current liabilities		
Payables	**2,460.9**	2,251.9
Interest bearing liabilities	**8.4**	15.3
Provisions	**535.7**	598.9
Total current liabilities	**3,005.0**	2,866.1
Non-current liabilities		
Interest bearing liabilities	**2,687.4**	3,002.7
Tax liabilities	**173.8**	242.9
Provisions	**223.6**	167.7
Other	**49.2**	48.6
Total non-current liabilities	**3,134.0**	3,461.9
Total liabilities	**6,139.0**	6,328.0
Net assets	**2,899.7**	2,589.6
Equity		
Contributed equity	**2,210.4**	2,032.3
Reserves	**406.4**	408.7
Retained profits	**282.9**	148.6
Total equity	**2,899.7**	2,589.6
Total equity at the start of the year	**2,589.6**	2,712.0
Adjustment resulting from change in accounting policy for providing for dividends (note 2)	**149.7**	
Total changes in equity recognised in the statement of financial performance	**330.6**	165.9
Transactions with owners as owners:		
Contributions of equity	**60.3**	60.0
Issue of shares for acquisition	**117.7**	
Share buy-back		(1.4)
Dividends	**(348.2)**	(346.9)
Total equity at the end of the year	**2,899.7**	2,589.6

Note 33 Interests in Associated Entities

	Investment		Ownership interest			
	2003 $ million	2002 $ million	**2003 %**	2002 %	**Principal activity**	**Balance date**
Unit Trust CMS General Trust	**76.8**	72.5	**50**	50	Property ownership	30 June
Partnership Fly Buys Partnership	**2.0**	2.0	**50**	50	Loyalty program	31 December
Proprietary company Quids Technology Pty. Ltd.	-	-	**50**	50	Software development	30 June

Note 34 Employee Share and Option Plans

CML has established a general employee share plan, the Coles Myer Employee Share Plan (the Plan), and the Coles Myer Employee Share Plan Trust (the Trust). The Trust acquired CML fully paid ordinary shares (shares) and then invited eligible employees to purchase them. At CML's discretion employees who have worked continuously for the CML Group for 12 months full-time, 12 months part-time, or 24 months casually, are eligible to purchase shares on the following bases:

- Shares are purchased from the Trust at the average cost of the shares available for sale or such price as determined by the Trust
- Employees pay for the shares by applying dividends on the shares and making voluntary payments
- No interest is charged on the outstanding purchase price
- Employees who leave the CML Group within three years of acquiring shares under the Plan will generally forfeit their shareholding
- A maximum of 20 years is allowed for the purchase price to be paid in full.

The number of shares offered to each employee will depend on the employee's position and performance within the CML Group.

At balance date, the following shares were on issue:

Issue date	Type	Price $	No. of shares offered per employee	No. of employees 2003	No. of employees 2002	Total shares on issue 2003	Total shares on issue 2002
6 May 1994	G	4.93	200 to 2,500	**17,920**	19,726	**11,138,550**	12,301,050
15 June 1995	P	4.78	50 to 2,000	**1,642**	1,846	**336,000**	375,350
12 January 1996	P	4.54	50 to 2,500	**1,839**	2,058	**395,630**	442,930
14 August 1996	P	4.61	100 to 1,100	**905**	978	**330,785**	354,530
						12,200,965	13,473,860

G = General issue P = Performance issue

Price = Average cost (including stamp duty and brokerage) of the shares to the Trust.

At balance date, the Trust held 13,200,321 (2002 13,948,571) unallocated shares of which all were subject to options issued under the Coles Myer Executive Share Option Plan. The market value of CML ordinary shares at balance date was $7.24.

CML provides finance to the Trust to acquire shares. At balance date, a loan of $95.4 million (2002 $105.8 million) was provided to the Trust. Refer note 9.

Source of shares

All options over issued shares have been issued over shares held by the Trust. To the extent, if any, that there are insufficient shares held by the Trust at the time options are exercised, CML will issue new shares or may request a third party to provide the necessary shares.

Note 34 Employee Share and Option Plans (continued)

CML has established an Executive Share Option Plan, under which options over unissued shares, and over issued shares held by the Trust, may be issued to executives at CML's discretion. Where options are over issued shares held by the Trust, the Trust's consent is required to make the necessary shares available. Options are issued for $NIL consideration. Each option is over one share. Options have no voting rights until exercised.

Details of options over issued shares during the period 29 July 2002 to 27 July 2003 are:

Date of grant	Expiry date	Exercise price $	Hurdle conditions (see page 43)	No. of options over issued shares at 28 July 2002	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options over issued shares at 27 July 2003	No. of vested options over issued shares at 27 July 2003
Jul 99	Oct 05	4.50	1	66,000	NIL	NIL	NIL	66,000	66,000
Jul 99	Oct 06	4.50	1	66,000	NIL	NIL	NIL	66,000	66,000
Jul 99	Oct 07	4.50	1	204,000	NIL	119,000	NIL	85,000	85,000
Nov 99	Nov 06	8.25	2	1,086,000	NIL	NIL	136,000	950,000	NIL
May 00	Oct 06	4.50	3	96,000	NIL	NIL	NIL	96,000	NIL
May 00	Oct 07	4.50	3	96,000	NIL	NIL	NIL	96,000	NIL
May 00	Oct 08	4.50	3	96,000	NIL	NIL	NIL	96,000	NIL
Jun 00	Jun 07	6.46	4	3,636,000	NIL	NIL	405,000	3,231,000	NIL
Nov 00	Jul 06	7.28	NIL	4,000,000	NIL	NIL	NIL	4,000,000	4,000,000
Nov 00	Jul 06	NIL	NIL	200,000	NIL	200,000	NIL	NIL	NIL
Aug 01	**	6.21	NIL	2,500,000	NIL	500,000	NIL	2,000,000	NIL
Sep 01	**	6.28	NIL	1,500,000	NIL	NIL	NIL	1,500,000	300,000
Sep 01	Sep 07	6.33	5	2,500,000	NIL	NIL	NIL	2,500,000	NIL
Oct 01	Apr 07	4.50	NIL	66,000	NIL	NIL	NIL	66,000	66,000
Oct 01	Apr 08	4.50	NIL	66,000	NIL	NIL	NIL	66,000	66,000
Oct 01	Apr 09	4.50	NIL	68,000	NIL	NIL	NIL	68,000	NIL
Total				**16,246,000**				**14,886,000**	**4,649,000**

At 28 July 2002, there were 1,878,000 vested options over issued shares. During 2002, 6,700,000 options were issued with exercise prices between $4.50 and $6.33 (weighted average $6.22), 4,856,000 options were exercised with prices between $NIL and $6.68 (weighted average $5.93), and 3,952,000 options lapsed with exercise prices between $NIL and $8.25 (weighted average $6.06).

Options exercised on issued shares during the financial year and the number of shares provided to executives on the exercise of options:

Exercise date+	Fair value of shares at issue date+	2003 Number	2002 Number
August 2001	$6.60		55,000
September 2001	$7.25		400,000
October 2001	$7.61		56,000
November 2001	$7.51		112,000
December 2001	$8.40		83,000
February 2002	$8.81		2,230,200
March 2002	$8.47		1,808,800
May 2002	$6.20		111,000
September 2002	$5.87	**80,000**	
November 2002	$6.25	**80,000**	
January 2003	$6.35	**40,000**	
February 2003	$5.68	**23,000**	
June 2003	$7.12	**540,000**	
July 2003	$7.10	**56,000**	
Total		**819,000**	**4,856,000**

Aggregate proceeds received by the Trust from employees on the exercise of options over issued shares was $3,640,500 (2002 $28,772,000), and the fair value of those shares at issue date was $5,594,840 (2002 $40,889,204).

+, ** See Legend on page 42.

Note 34 Employee Share and Option Plans (continued)

Details of options over unissued shares during the period 29 July 2002 to 27 July 2003 are:

Date of grant	Expiry date*	Exercise price $	Hurdle conditions (see page 43)	No. of options over unissued shares at 28 July 2002	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options over unissued shares at 27 July 2003	No. of vested options over unissued shares at 27 July 2003
Mar 02	Dec 06	7.66	5	20,355,000	NIL	NIL	2,222,000	18,133,000	NIL
Jun 02	Dec 06	8.32	5	430,000	NIL	NIL	NIL	430,000	NIL
Jun 02	Dec 06	7.66	NIL	13,655,000	NIL	NIL	1,513,000	12,142,000	NIL
Jun 02	Dec 07	6.44	5	2,500,000	NIL	NIL	NIL	2,500,000	NIL
Jul 02	May 07	8.26	5	400,000	NIL	NIL	NIL	400,000	NIL
Jul 02	May 07	8.26	NIL	330,000	NIL	NIL	60,000	270,000	NIL
Dec 02	Dec 07	6.59	5	NIL	510,000	NIL	NIL	510,000	NIL
Dec 02	Dec 07	5.88	5	NIL	1,720,000	NIL	NIL	1,720,000	NIL
Dec 02	Dec 07	6.59	NIL	NIL	120,000	NIL	NIL	120,000	NIL
Feb 03	Dec 07	6.59	5	NIL	790,000	NIL	100,000	690,000	NIL
Feb 03	Dec 07	6.59	NIL	NIL	90,000	NIL	NIL	90,000	NIL
May 03	May 08	6.42	5	NIL	1,290,000	NIL	NIL	1,290,000	NIL
May 03	May 08	6.42	NIL	NIL	120,000	NIL	NIL	120,000	NIL
Jun 03	May 08	6.42	5	NIL	720,000	NIL	NIL	720,000	NIL
Jun 03	May 08	6.42	NIL	NIL	300,000	NIL	NIL	300,000	NIL
Total				**37,670,000**				**39,435,000**	**NIL**

At 28 July 2002, there were NIL vested options over unissued shares. During 2002, 38,512,000 options were issued with exercise prices between $6.44 and $8.32 (weighted average $7.60), and 842,000 options lapsed with exercise prices of $7.66.

Subsequent to balance date, 2,403,000 options were issued with an exercise price of $7.26.

Legend:

* Expiry date is shown as the expected month only. The actual last exercise date is 60 days after the announcement of the results of the CML Group for the half-year end preceding the month shown.

** Cessation of employment + 1 year.

+ Exercise dates are grouped by month, and the fair value of the shares at issue date is based on the weighted average of fair values on each issue date for that month.

Note 34 Employee Share and Option Plans (continued)

The performance hurdle conditions attaching to each tranche of options are as follows:

1 Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2000, 2001 and 2002; or

Total shareholder return (TSR) over any one of the periods 16 October 1998 to 15 October 2000, 15 October 2001 or 15 October 2002 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the Australian Stock Exchange (ASX).

The profit hurdle was met for the financial year ended July 2000 and thus all options are exercisable.

2 TSR over any one of the periods 1 March 1999 to 28 February 2002, 28 February 2003, or 29 February 2004 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

3 Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2001, 2002 and 2003; or

TSR over any one of the periods 16 October 1999 to 15 October 2001, 15 October 2002, or 15 October 2003 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

4 TSR over any one of the periods 1 March 2000 to 28 February 2003, 29 February 2004, or 28 February 2005 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

5 TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or earnings per share growth (EPSG) expressed as a compound annual growth rate must equal or exceed 12.5% over the relevant period.

The options will progressively vest according to the level of TSR or EPSG achieved each year. To the extent that TSR or EPSG is not achieved, the non-vested options will be carried forward to be retested in following years.

The directors have discretion to disregard any changes in net profit, TSR or EPSG due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity or which would lead to an incorrect comparison.

Note 35 Directors' and Executives' Remuneration

	CML Group		CML	
$'000	**2003**	2002	**2003**	2002
Income paid or payable, or otherwise made available to directors of:				
CML	**6,217**	10,855	**6,217**	10,855
Controlled entities	**92**	1,154		
	6,309	12,009	**6,217**	10,855

	CML Directors	
	2003	2002
$'000	**Number**	Number
0 - 10	**4**	
40 - 50	**++1**	
80 - 90		*1
90 - 100		1
100 - 110		1
110 - 120		4
120 - 130	**4**	1
130 - 140		1
140 - 150	**1**	
290 - 300	**1**	
320 - 330		1
410 - 420	***1**	
1,050 - 1,060	***1**	
2,170 - 2,180		1
3,760 - 3,770	**1**	
7,340 - 7,350		*+1
	14	12

* *Band includes amounts paid in respect of retirement of one or more directors.*
\+ Band includes a payment of $1,880,440 to the CML Employee Share Plan due to the exercise of 400,000 performance rights in 2002.
++ Band excludes a retirement benefit of $471,878 which the director elected not to receive.

Remuneration includes retirement benefits of non-executive directors who have entered into retirement agreements with CML, in the year in which they are paid. During 2003, $918,102 was paid to Mr Wallis and $330,492 was paid to Ms Lynch.
That part of an executive's salary that relates to the period during which the executive was a director is included in remuneration above.

In April 1996 a consultancy arrangement was entered into with Mr Eck prior to him becoming CEO/Managing Director. This agreement provided, in part, that if Mr Eck's employment services were renewed through to 30 September 2000, upon his termination, Mr Eck was then to provide consultancy services to Coles Myer Ltd. for a period of 5 years at a rate of US$600,000 per annum after this date. Subsequent amendments were made to this agreement, however, the obligations in respect to both the rate and the period of consultancy continued. This consultancy fee is not included in either directors' or executives' remuneration.

Note 35 Directors' and Executives' Remuneration (continued)

$'000	CML Group 2003	CML Group 2002	CML 2003	CML 2002
Income received or due and receivable by executive officers, including executive directors, whose income equals or exceeds $100,000	**69,366**	69,864	**68,026**	65,057

$'000	CML Group Executives 2003 No.	CML Group Executives 2002 No.	CML Executives 2003 No.	CML Executives 2002 No.
100 - 110	**1**	*1	**1**	*1
110 - 120	**1**	*6	**1**	5
120 - 130	***2**	1		1
130 - 140	**1**	3	**1**	3
140 - 150	**1**	1	**1**	1
150 - 160	***3**	1	***3**	
160 - 170		1		1
170 - 180	***7**	2	***6**	2
180 - 190	**1**	4	**1**	4
190 - 200	**6**	*9	**6**	*9
200 - 210	**4**	*11	**4**	*11
210 - 220	**2**	*7	**1**	*7
220 - 230	**7**	9	**5**	9
230 - 240	**7**	*7	**7**	6
240 - 250	**7**	8	**7**	8
250 - 260	***7**	*8	***7**	*8
260 - 270	***12**	5	***11**	5
270 - 280	**7**	8	**7**	8
280 - 290	**7**	7	**7**	7
290 - 300	***5**	*3	***5**	2
300 - 310	**6**	3	**6**	3
310 - 320	***8**	*7	***8**	*6
320 - 330	**7**	4	**7**	4
330 - 340	**2**	1	**2**	1
340 - 350	**1**	2	**1**	2
350 - 360	***3**	3	***3**	3
360 - 370	***3**	*2	***3**	*2
370 - 380		*5		*5
380 - 390	***2**	*1	***2**	
390 - 400	**1**	*1	**1**	
400 - 410		1		1
410 - 420	***2**	3	***2**	3
420 - 430	**1**	*2	**1**	1
430 - 440	**1**	*3	**1**	2
440 - 450	**3**		**3**	
460 - 470	**2**	*4	**2**	2
470 - 480	**2**		**2**	
480 - 490	**1**	*1	**1**	
490 - 500	**1**	1	**1**	1
500 - 510	**2**		**2**	
510 - 520	**2**		**2**	
520 - 530		1		1
530 - 540	**2**	1	**2**	1
540 - 550	**1**		**1**	
560 - 570		2		2

$'000	CML Group Executives 2003 No.	CML Group Executives 2002 No.	CML Executives 2003 No.	CML Executives 2002 No.
570 - 580	**1**		**1**	
580 - 590	**1**		**1**	
590 - 600	**1**	*1	**1**	*1
610 - 620	**1**	1	**1**	1
620 - 630		*1		
630 - 640	**1**	*1	**1**	*1
700 - 710	**1**		**1**	
730 - 740		1		1
740 - 750		1		1
750 - 760	***1**		***1**	
780 - 790	***2**		***2**	
790 - 800	**1**		**1**	
850 - 860	***1**		***1**	
910 - 920		1		1
970 - 980	**1**	*1	**1**	*1
1,020 - 1,030	**1**		**1**	
1,090 - 1,100	**1**		**1**	
1,190 - 1,200		1		1
1,250 - 1,260		1		1
1,360 - 1,370		1		1
1,430 - 1,440	**1**		**1**	
1,460 - 1,470		1		1
1,490 - 1,500	**1**		**1**	
1,590 - 1,600	**1**		**1**	
1,610 - 1,620		1		1
1,630 - 1,640	**1**		**1**	
1,740 - 1,750		*1		*1
2,080 - 2,090		1		1
2,170 - 2,180		1		1
2,180 - 2,190	**1**		**1**	
2,540 - 2,550		1		1
2,610 - 2,620	**1**		**1**	
3,100 - 3,110	***++1**		***++1**	
3,760 - 3,770	**1**		**1**	
7,340 - 7,350		*+1		*+1
	163	168	**156**	155

* Band includes amounts paid in respect of retirement or termination of one or more executives.

\+ Band includes a payment of $1,880,440 to the CML Employee Share Plan due to the exercise of 400,000 performance rights in 2002.

++ Band includes a payment of $884,176 to the CML Employee Share Plan due to the exercise of 200,000 performance rights in 2003.

Note 35 Directors' and Executives' Remuneration (continued)

An executive is defined as a person responsible for strategy and policy in the CML Group including key operational management in the Brands as well as persons who are directors of controlled entities.

Options issued to executives under the Coles Myer Executive Share Option Plan are deemed to have no remuneration value and are excluded from the Statements of Financial Performance unless they result in a cost being incurred by either the CML Group or CML.

Indemnity of Officers

Article 70 of CML's Constitution obliges CML to indemnify, to the full extent the law permits, each person to whom the article applies for all losses and liabilities incurred by them as an officer of CML or of a related body corporate. This expressly covers costs and expenses in defending proceedings. The article applies to each person who is or has been a director or secretary and to any officer or former officer of CML or related body corporate as the directors decide in each case. The directors have not decided that the article applies to any other officer. The article does not limit the power of CML to grant indemnities on different terms (subject to the limit imposed by law) and does not apply to a liability incurred before 15 April 1994. The article does not confer rights on a person who ceased to be a director or secretary before 20 November 1997. CML has also entered into a Good Faith Protection and Access Deed (the Deed) with its directors following shareholder approval to do so at the 18 November 1999 Annual General Meeting.

Note 36 Contingent Liabilities

	CML Group		CML	
$ million	**2003**	2002	**2003**	2002
Contingent liabilities at balance date, not otherwise provided for in this financial report, were as follows:				
Guarantees				
Trading guarantees	**255.0**	245.7	**206.7**	201.1

CML has guaranteed the obligations of Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd., both of which are controlled entities.

CML has guaranteed the debts of certain controlled entities under the terms of an Australian Securities and Investments Commission Class Order, thereby eliminating the need to prepare financial reports for those entities.

Other

CML has entered into an agreement with the Coles Myer Employee Share Plan Trust to provide funds for the purchase of CML shares, allot new shares in CML and make contributions to ensure the solvency of the Trust. Refer note 34.

Certain companies within the CML Group are party to various legal actions which have arisen in the normal course of business. It is the opinion of directors that any liabilities arising from such legal action would not have a material adverse effect on the financial report.

The Australian Competition and Consumer Commission has commenced proceedings against Liquorland Australia Pty. Ltd. alleging contraventions of the Trade Practices Act. Liquorland Australia Pty. Ltd. has denied liability and is defending the action. It is not possible to estimate the potential outcome of this claim at this time.

Note 37 Related Party Transactions

Directors and director-related entities

The following persons held office as a director of CML during the year ended 27 July 2003:

Ms P.E. Akopiantz	Mr. W.P. Gurry	Ms. S.V. McPhee
Mr. R.H. Allert	Mr. A.G. Hodgson	Mr. M.K. Myer
Mr. R.K. Barton	Mr M.M. Leibler	Mr S.D.M. Wallis
Mr. R.M. Charlton	Mr S. Lew	Mr. J.M. Wemms
Mr. J.E. Fletcher	Ms H.A. Lynch	

Mr. R.K. Barton, Mr. A.G. Hodgson, Mr. J.M. Wemms and Ms. S.V. McPhee were appointed as directors on 22 July 2003. Ms. H.A. Lynch retired as a director on 4 April 2003. Mr S. Lew and Mr S.D.M. Wallis ceased to be directors on 20 November 2002.

Transactions between the CML Group and directors of CML and their director-related entities

The CML Group has a comprehensive statement of Corporate Governance principles. This Statement incorporates detailed policies in respect to director-related party transactions. The major elements of the policy are:

- Directors must advise the company of all director-related entities.
- Where there are total transactions between the CML Group and a director's related entities exceeding $1 million in any month, then the director must supply CML with details of these transactions.
- The following proposed contracts between the CML Group and director-related entities must be approved by the Audit/ Governance Committee prior to committing the CML Group:
  - Contracts for the supply of goods and/or services which extend beyond one year, or where the total value of goods and/or services supplied under the contract will exceed $5 million in any one year,
  - All agreements to lease and/or leases of property, and
  - All agreements for the purchase or sale of freehold and/or leasehold property except where the sale is by genuine public auction.
- In relation to merchandise and/or services supplied to the CML Group, directors will ensure access to the books and records of their director-related entities to enable an independent review by CML's external auditor. No such review occured in 2003.
- All transactions are to be subject to review by internal audit with periodic reports to the Audit/Governance Committee.

All transactions were on terms and conditions that were no more favourable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm's length basis.

The review of transactions relating to Mr S. Lew's director-related entities during the period 29 July 2002 to 20 November 2002 (the date Mr. S. Lew ceased to be a director) included the review of:

- buying and contracting practices,
- comparability of terms and conditions, and
- realised profit margins on goods purchased from director-related entities compared with the margins realised on comparable goods from other suppliers.

Good Faith Protection and Access Deed

On 4 September 2001 Mr J.E. Fletcher and on 11 October 2001 Ms P.E. Akopiantz entered into Good Faith Protection and Access Deeds with CML. The deeds are designed to give directors the appropriate protection permitted under the Corporations Act 2001 for claims made against them in their capacity as directors of CML.

Nature of terms and conditions: Each agreement was in accordance with the terms and conditions approved at the Annual General Meeting held on 18 November 1999.

Retirement Agreement

On 27 March 2003, CML announced that non-executive directors appointed after that date will not receive retirement benefits. CML has an agreement with those non-executive directors appointed prior to 27 March 2003 for the provision of an allowance to be paid to each director on his or her retirement or death.

Nature of terms and conditions: The agreement is in accordance with the provisions of the Constitution and the approval given at the Annual General Meeting held on 21 November 1989. The approval provides for the payment of a retirement allowance equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years but not exceeding a total of 15 years .

Ms P.E. Akopiantz

The CML Group had transactions with Haven Licensing Pty. Ltd., a director related party of Ms P.E. Akopiantz. Ms P.E. Akopiantz has no financial interest in Haven Licensing Pty. Ltd., which is an entity controlled by her brother-in-law.

The types of transactions between the director-related entity and the CML Group were:

Promotional services and merchandising agreements between the CML Group and Haven Licensing Pty. Ltd. in the normal day-to-day conduct of its business. During the 2003 financial year the CML Group entered into a merchandising agreement with Haven Licensing Pty. Ltd. Under this agreement the CML Group will receive $40,000. The CML Group also paid Haven Licensing Pty. Ltd. $1,500 as a contribution to the production and distribution costs of display material. Haven Licensing Pty. Ltd. have agreed to reimburse the CML Group $2,976 being the cost of production of the display material. During the 2002 financial year the CML Group paid Haven Licensing Pty. Ltd. $50,000 for promotional services.

Nature of terms and conditions: Payment subject to normal commercial arrangements.

Note 37 Related Party Transactions (continued)

Balance of amounts receivable from the director-related entity by the CML Group (current) at balance date $42,976 (2002 $NIL).

Mr S. Lew
The director-related entities of Mr S. Lew which had transactions with the CML Group during the period 29 July 2002 to 20 November 2002 (the date Mr S. Lew ceased to be a director) were Voyager Distributing Co. Pty. Ltd., Simon de Winter Pty. Ltd., Anthea Crawford (Australia) Pty. Ltd., Playcorp Pty. Ltd., Witchery Fashions Pty. Ltd., Sunday's Jump Pty. Ltd., Nine West Australia Pty. Ltd., FC Australia Pty. Ltd., and La Mirada Properties Pty. Ltd. Mr. S. Lew's family has financial interests in these companies, or in trusts of which these companies are trustees or which have financial interests in these companies.

Types of transactions between these director-related entities and the CML Group were:

Goods purchased for resale by the CML Group in the normal day-to-day conduct of its business, until Mr S. Lew ceased to be a director on 20 November 2002, $32,714,158 (2002 $71,863,386).

Nature of terms and conditions: Payment terms of between 7 and 90 days after invoice subject to discounts and rebates depending on date of payment, volume of purchases and prevailing promotional programmes.

Commission received by the CML Group on concession sales in the normal day-to-day conduct of its business, until Mr S. Lew ceased to be a director on 20 November 2002, $423,829 (2002 $1,199,729).

Nature of terms and conditions: Amounts deducted from monthly remittances of concession sales.

Leasing property to Witchery Fashions Pty. Ltd., FC Australia Pty. Ltd. and Nine West Australia Pty. Ltd. by the CML Group in the normal day-to-day conduct of its business, until Mr S. Lew ceased to be a director on 20 November 2002, $512,725 (2002 $1,743,655), net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid monthly in advance, and in some instances, as is usual market practice, including rents based on a percentage of sales over threshold amounts.

Leasing property by La Mirada Properties Pty. Ltd., to the CML Group in the normal day-to-day conduct of its business, until Mr S. Lew ceased to be a director on 20 November 2002, $188,195 (2002 $572,000), net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly, and as is usual market practice, including rents based on a percentage of sales over threshold amounts.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date in relation to transactions prior to Mr S. Lew ceasing to be a director on 20 Novemeber 2002 $NIL (2002 $5,236,469).

Mr M.K. Myer
The CML Group had transactions with Armidale No 2 Property Syndicate, a director related party of Mr M.K. Myer. Mr M.K. Myer has no financial interest in Armidale No 2 Property Syndicate, which is an entity controlled by his brother.

The type of transaction between the director-related entity and the CML Group was:

Leasing property by Armidale No 2 Property Syndicate from 13 June 2003 to the CML Group in the normal day-to-day conduct of its business $110,299, net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $9,933.

Mr S.D.M. Wallis
During the 2002 financial year, the type of transaction between the director-related entity and the CML Group was:

Goods purchased for resale by the CML Group in the normal day-to-day conduct of its business until Mr Wallis resigned as a director of Pineapplehead Ltd. on 25 June 2002, $NIL (2002 $311,651).

Nature of terms and conditions: Payment terms monthly subject to normal discounts.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date in relation to transactions prior to Mr. Wallis resigning as a director of Pineapplehead Ltd. $NIL (2002 $2,630).

Other Directorships
Some directors of CML are also directors of public companies which have transactions with the CML Group. The relevant directors do not believe they have the capacity to control or significantly influence the financial or operating policies of those companies. The companies are therefore not considered to be director-related entities for the purpose of the disclosure requirements of AASB 1017 "Related Party Disclosures".

Share and share option transactions with directors and their director-related entities
The aggregate number of CML shares issued to directors of CML and their director-related entities during the year ended 27 July 2003 was 1,291 (2002 1,129) ordinary shares.

The terms and conditions on which the shares were issued were no more favourable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities.

The aggregate number of CML shares, rights, share options and ReCAPS held by directors of CML and their director-related entities at balance date was 49,312,895 (2002 106,530,088) ordinary shares, 2,500,000 (2002 2,500,000) options over ordinary shares and 24,414 (2002 25,659) ReCAPS.

Directors and their director-related entities received normal dividends.

Transactions between the CML Group and directors of controlled entities and their director-related entities
The following information relates to directors of controlled entities.

All transactions were on terms and conditions that were no more favourable to the director-related entity than those available, or

Note 37 Related Party Transactions (continued)

which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm's length basis.

Mr R.A. Falvey
The director-related entity of Mr R.A. Falvey which had transactions with the CML Group during the year was Minter Ellison Rudd Watts. Mr R.A. Falvey is a partner of Minter Ellison Rudd Watts.

The type of transaction between the director-related entity and the CML Group was:

Legal services provided to the CML Group in the normal day-to-day conduct of its business $77,512 (2002 $35,105), inclusive of reimbursement of any external costs.

Nature of terms and conditions: Payment terms net weekly after invoice.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $NIL (2002 $NIL).

Mr J.D. Wood
The director-related entity of Mr J.D. Wood which had transactions with the CML Group during the year was Quids Technology Pty. Ltd. Mr J.D. Wood in his capacity as a CML executive, is a director of Quids Technology Pty. Ltd. Mr J.D. Wood has no financial interest in Quids Technology Pty. Ltd.

The type of transaction between the director-related entity and the CML Group was:

Software development for the CML Group in the normal day-to-day conduct of its business $683,584 (2002 $579,574).

Nature of terms and conditions: Payment terms net 7 and 14 days after invoice.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $NIL (2002 $NIL).

Mr R.R. Mittag
The director-related entity of Mr R.R. Mittag which had transactions with the CML Group during the year was Alan Patrick Pty. Ltd.

The type of transaction between the director-related entity and the CML Group was:

Goods purchased by the CML Group in the normal day-to-day conduct of its business $70,495 (2002 $NIL).

Nature of terms and conditions: Payment terms 14 days subject to normal discounts.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $NIL (2002 $NIL).

Directors' remuneration
Directors' remuneration is disclosed in note 35.

Other
In addition to the above, transactions with directors of CML or directors of its controlled entities and with their director-related entities entered into during the current and previous year include transactions which:

- occurred within a normal employee, customer or supplier relationship;
- were on arm's length terms and conditions that were, therefore, no more favourable than those which it is reasonable to expect the CML Group would have adopted if dealing with the directors or director-related entities at arm's length in the same circumstances;
- did not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report or the discharge of accountability by the directors if disclosed in the financial report only by general description; and
- were trivial or domestic in nature.

Such transactions included those whereby directors and their director-related entities made minor retail purchases from the CML Group's retail outlets either on normal commercial terms, or at executive discount rates.

Transactions with entities in the wholly owned group
CML is the ultimate chief entity in the CML Group.

CML advanced and repaid loans, received loans and provided accounting, taxation and administrative assistance to other entities in the CML Group during the current and previous financial years. These transactions were on normal commercial terms and conditions.

Dividends, interest and lease rental details are disclosed in notes 3 and 4. Details of ownership interests in controlled entities are disclosed in notes 10 and 32. Amounts owing by/to controlled entities are disclosed in notes 9 and 20.

Transactions with other related parties
The aggregate amounts brought to account in respect of the following types of transactions and each class of related party involved were:

Lease rentals, net of recoverable expenses, paid to associated entities by the CML Group $3,911,866 (2002 $3,557,456) on normal commercial terms and conditions. Balance of amounts payable by the CML Group (current) at balance date $NIL (2002 $NIL).

Distributions received and receivable by the CML Group from associated entities $6,427,609 (2002 $5,641,590) in accordance with Trust Deed and partnership agreements.

CML Group's cost of participation with an associated entity in a customer loyalty program $29,526,537 (2002 $29,302,127) in accordance with a service agreement. Balance of amounts payable by the CML Group (current) at balance date $7,845,878 (2002 $1,209,520).

The sale of gift vouchers to an associated entity on normal commercial terms and conditions $21,750,000 (2002 $22,500,020). Balance of amounts receivable from an associated entity by the CML Group (current) at balance date $NIL (2002 $NIL).

Details of associated entities are disclosed in notes 10 and 33.

Note 38 Financial Instruments

Derivatives

A derivative financial instrument is a contract or agreement where value depends on the value of an underlying asset, reference rate or index. Derivatives are primarily used by the CML Group as a means of hedging interest rate and exchange rate risk. The CML Group uses a combination of cross currency swaps and forward contracts to eliminate exchange rate risk associated with foreign currency denominated borrowings. To manage its exposure to movements in interest rates, it uses all of the derivative classes detailed below, that is, interest rate swaps, options, forward rate agreements and futures. Exposures arising from merchandise imports of the CML Group are managed by the use of currency options and forward exchange contracts.

At balance date, all derivative financial instruments held by the CML Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not an exposure for the CML Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The CML Group has a documented system of quarterly credit assessment and the setting of dealing limits in place to substantially eliminate credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the CML Group to grant or to seek collateral when entering into derivative transactions.

Derivatives are generally separated into three classes:

a Swaps

Interest rate swap transactions undertaken by the CML Group generally involve the exchange of fixed and floating interest payment obligations, based on a notional principal amount. A cross currency interest rate swap is an agreement to exchange one currency for another and to re-exchange the currencies at the maturity of the swap, using the same exchange rate, with the exchange of interest payments throughout the swap period.

Under the interest rate swaps and cross currency interest rate swaps, the CML Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. At balance date, the fixed interest rates varied from 1.1% to 7.4%. The terms and notional principal amounts of the CML Group's outstanding contracts at balance date were:

	Average rate		**CML Group**	
	2003 %	2002 %	**2003 $ million**	2002 $ million
Less than one year	**5.10**	5.72	**628.1**	825.1
One to two years	**5.33**	5.40	**525.0**	587.4
Two to three years	**3.98**	5.61	**773.5**	500.0
Three to four years	**4.96**	2.39	**187.5**	462.5
Four to five years	**5.64**	5.72	**140.0**	37.5
Five years or more		7.37		40.0
			2,254.1	2,452.5

Note 38 Financial Instruments (continued)

b Futures and Forward Contracts

i) Interest rate futures and forward rate agreements

Futures contracts and forward rate agreements undertaken by the CML Group are for delayed delivery of cash or financial instruments in which the seller agrees to settle at a specified price or yield. The terms and notional amounts of the CML Group's outstanding contracts at balance date were:

	Average rate		CML Group	
	2003	2002	**2003**	2002
	%	%	**$ million**	$ million
Less than 3 months	**4.46**	5.00	**450.0**	50.0
3 to 12 months	**4.23**		**250.0**	
			700.0	50.0

ii) Currency contracts

The CML Group enters into forward exchange contracts to buy and sell specified amounts of various foreign currencies in the future at a predetermined exchange rate to hedge its foreign currency assets, borrowings and purchases of goods and services. The settlement dates, dollar amounts to be received/(paid) and contractual exchange rates of the CML Group's major outstanding contracts at balance date were:

	Average US$ rate		CML Group	
	2003	2002	**2003**	2002
			$ million	$ million
United States Dollars				
Less than 3 months	**0.65**	0.55	**74.8**	40.3
3 to 12 months	**0.63**	0.55	**3.9**	1.0
			78.7	41.3

	Average NZ$ rate		CML Group	
	2003	2002	**2003**	2002
			$ million	$ million
New Zealand Dollars				
Less than 3 months		1.22		(488.0)
3 to 12 months		1.22		(46.6)
				(534.6)

	Average HK$ rate		CML Group	
	2003	2002	**2003**	2002
			$ million	$ million
Hong Kong Dollars				
Less than 3 months	**5.18**	4.42	**0.2**	2.1

	Average Euro rate		CML Group	
	2003	2002	**2003**	**2002**
			$ million	$ million
Euro				
Less than 3 months	**0.58**	0.55	**2.8**	1.1
3 to 12 months	**0.57**		**0.2**	
			3.0	1.1
			81.9	(490.1)

Note 38 Financial Instruments (continued)

c Options

Options are contracts that grant the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price and within a specified period. They require the seller to pay the purchaser at specified future dates, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, based on a notional principal. The CML Group regularly uses foreign currency options to hedge amounts payable in respect of foreign currency purchases of goods and services.

i) Currency

The settlement dates, amounts contracted for and contractual exchange rates of the CML Group's major outstanding foreign currency option contracts at balance date were:

	Average US$ rate		CML Group	
	2003	2002	**2003 $ million**	2002 $ million
United States Dollars				
Less than 3 months	**0.65**	0.55	**107.8**	113.8
3 to 12 months	**0.68**	0.55	**0.7**	10.9
			108.5	124.7

	Average Euro rate		CML Group	
	2003	2002	**2003 $ million**	2002 $ million
Euro				
Less than 3 months		0.60		1.2

	Average HK$ rate		CML Group	
	2003	2002	**2003 $ million**	2002 $ million
Hong Kong Dollars				
Less than 3 months	**5.29**	4.29	**0.1**	0.2
			108.6	126.1

The net deferred gain on hedges of anticipated future transactions hedged by the use of foreign currency options and contracts was immaterial at balance date (2002 immaterial).

Note 38 Financial Instruments (continued)

Interest rate risk
The CML Group's exposure to interest rate risk and the effective interest rates on financial instruments were:

At 27 July 2003	Weighted average effective interest rate %	Floating interest rate $ million	Fixed interest rate maturing in: 1 year or less $ million	1 to 5 years $ million	Over 5 years $ million	Non interest bearing $ million	Total $ million
Assets							
Cash and deposits	4.53	905.5					905.5
Trade and other debtors						372.1	372.1
Employee Share Plan	2.43	95.4					95.4
Government and semi-government stocks and bonds	7.05		4.6	3.1			7.7
Shares and investments in unit trusts and partnerships						98.1	98.1
Total financial assets		1,000.9	4.6	3.1		470.2	1,478.8
Liabilities							
Trade creditors and accruals						2,476.3	2,476.3
Medium term notes - domestic currency	6.64		250.0	350.0			600.0
Medium term notes - foreign currency	1.28	118.5	81.3	252.6			452.4
Other foreign currency loans	5.70		7.5				7.5
Overdrafts	8.45	10.8					10.8
Interest rate swaps*	4.61	30.8	(68.2)	37.4			
Cross currency swaps	5.37	154.0	(70.6)				83.4
Employee entitlements						538.3	538.3
Total financial liabilities		314.1	200.0	640.0		3,014.6	4,168.7
At 28 July 2002							
Assets							
Cash and deposits	4.81	866.0					866.0
Trade and other debtors						312.5	312.5
Employee Share Plan	2.34	105.8					105.8
Government and semi-government stocks and bonds	6.79	2.0	8.2	5.1			15.3
Shares and investments in unit trusts and partnerships						93.9	93.9
Total financial assets		973.8	8.2	5.1		406.4	1,393.5
Liabilities							
Trade creditors and accruals						2,270.7	2,270.7
Dividends payable						149.7	149.7
Other loans	7.01	200.0	15.3	93.5	34.1	-	342.9
Medium term notes - domestic currency	6.64			600.0			600.0
Medium term notes - foreign currency	1.21	147.2	81.2	415.9			644.3
Other foreign currency loans	5.70		8.8	9.3			18.1
Interest rate swaps*	4.86	47.2	450.0	(537.2)	40.0		
Cross currency swaps	5.51	140.9	(81.2)	(96.9)			(37.2)
Employee entitlements						495.8	495.8
Total financial liabilities		535.3	474.1	484.6	74.1	2,916.2	4,484.3

*Notional principal amounts

Note 38 Financial Instruments (continued)

Net fair values

The net fair values of the CML Group's unlisted financial instruments at balance date, where carrying values do not approximate net fair values, were:

	Carrying amount		Net fair value*	
$ million	**2003**	2002	**2003**	2002
Assets				
Favourable swap contracts	**6.2**	42.8	**16.9**	52.5
Liabilities				
Loans	**1,067.1**	1,270.6	**1,088.4**	1,278.8
Unfavourable forward foreign exchange contracts		24.4		27.8
Unfavourable swap contracts	**89.1**	6.2	**100.7**	15.4
	1,156.2	1,301.2	**1,189.1**	1,322.0

Net fair values of government and semi-government stocks and bonds are included in note 10.

* Net fair values of financial instruments were determined on the following bases:

- Financial instruments traded in an organised financial market - current quoted market bid price for an asset or offer price for a liability adjusted for any transaction costs necessary to realise the assets or settle the liability;
- Fixed rate loans - current risk adjusted market rates; and
- Interest rate swaps and forward foreign exchange contracts - by discounting expected future cash flows using the current interest rate for assets and liabilities with similar risk profiles, or where a market exists, the market price.

There is an element of subjectivity involved in the calculation of net fair value. Accordingly, the fair value estimates above are not necessarily the amounts the CML Group could have realised at balance date.

Credit risk

The carrying amounts of financial assets included in the consolidated financial statements represent the CML Group's exposure to credit risk in relation to these assets. The credit exposure of interest rate swaps and forward foreign exchange contracts is represented by the net fair value of the contracts, as disclosed.

The CML Group does not have any significant exposure to any individual counterparty or major concentrations of credit risk that arise from the CML Group's financial instruments.

Note 39 Events Occurring After Balance Date

Subsequent to balance date, the CML Group has acquired from Shell multi-site franchisees the right to operate 151 service stations and 8 convenience stores in Victoria for $26 million. In addition to this right, inventories and property, plant and equipment has been acquired for a further $31 million. Shell will supply fuel products and service station properties and the service stations will be branded both Coles Express and Shell.

As previously announced, the rights to operate the remaining 425 sites nationally will be acquired for $68 million.

Note 40 Reconciliation to U.S. GAAP

The consolidated financial statements of the CML Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles applicable in the United States (U.S. GAAP).

The following are reconciliations of the net profit and total equity applying U.S. GAAP. This summary is not intended to be a comprehensive U.S. GAAP report. All figures are in Australian dollars.

		CML Group	
$ million	**Notes**	**2003**	2002
Statement of Financial Performance			
Net profit after tax, as reported in the consolidated Statement of Financial Performance		**429.5**	353.8
Estimated adjustments required to accord with U.S. GAAP			
Amortisation of goodwill	a		(8.8)
Goodwill amortisation adjustment	b	**7.8**	1.1
Amortisation of other intangibles	c		2.9
Revaluation of property	d	**(12.5)**	(2.2)
Building depreciation charged on investment properties	e	**(1.6)**	(2.3)
Adjustment to gains on sales of properties which are leased back	f	**13.3**	10.3
Restructuring costs	g		(22.6)
Compensation (expense)/gain on share issues to employees	h	**(12.5)**	4.7
Compensation expense on option issues to employees	i	**(21.6)**	(19.7)
Adjustment to retirement benefit expense	j	**(0.9)**	(1.7)
Adjustment to lease incentive income	k	**1.9**	1.9
Onerous New Zealand contracts	m	**(12.5)**	(6.7)
Estimated net profit, according to U.S. GAAP		**390.9**	310.7
Basic earnings per share (cents), according to U.S. GAAP		**29.0**	23.0
Statement of Financial Position			
Total equity as reported in the consolidated Statement of Financial Position		**3,776.4**	3,307.6
Estimated adjustments required to accord with U.S. GAAP			
Reinstatement of goodwill written off	a	**31.2**	31.2
Goodwill amortisation adjustment	b	**8.9**	1.1
Accumulated amortisation of other intangibles adjustment	c	**2.9**	2.9
Revaluation of property	d	**(59.3)**	(39.8)
Building depreciation charged on investment properties	e	**(7.9)**	(6.3)
Adjustment to gains on sales of properties which are leased back	f	**(186.3)**	(101.9)
Compensation expense on share issues to employees	h	**(58.1)**	(50.1)
Employee Share Plan loan	h	**(95.4)**	(105.8)
Compensation expense on option issues to employees	i	**(29.4)**	(29.4)
Accrued retirement benefit of $81.7 million (2002 $80.5 million), net of tax effect $24.5 million (2002 $24.2 million), calculated under U.S. GAAP	j	**(57.2)**	(56.3)
Adjustment to lease incentive income	k	**(19.5)**	(21.4)
Ordinary dividend	l		142.1
ReCAPS dividend	l		7.6
Onerous New Zealand contracts	m	**16.5**	26.1
Adjustment to annual leave entitlements	n	**6.6**	
Estimated total equity, according to U.S. GAAP		**3,329.4**	3,107.6

Note 40 Reconciliation to U.S. GAAP (continued)

The following is a summary of the more significant adjustments made to consolidated net profit and total equity to reconcile the Australian GAAP results with U.S. GAAP.

a Goodwill prior to 31 July 1988
For business acquisitions to 31 July 1988, goodwill purchased by the CML Group was written off as an extraordinary item in the year of purchase. For the purpose of U.S. GAAP, the goodwill written off has been reinstated at cost and amortised using the straight-line method over 20 years from date of acquisition, unless accelerated amortisation is required due to a carrying amount exceeding the recoverable amount. As a result of (b) below, no adjustment is required in 2003.

b Goodwill
For the purposes of U.S. GAAP, goodwill acquired is not amortised but must be tested for impairment at least annually, or when conditions warrant.

c Other intangibles
Under U.S. GAAP, other intangibles which are considered to have indefinite lives, are not amortised but must be tested for impairment at least annually, or when conditions warrant. In 2003, the useful life of licenses and brand names has been assessed as indefinite in the Australian financial report, and accordingly there is no adjustment in 2003.

d Revaluation of property
Certain property has been revalued by the economic entity under Australian GAAP (refer note 1i). The amount of such revaluation increments and decrements is included in reserves which form part of total equity. Under U.S. GAAP revaluation of fixed assets is not permitted. Accordingly, the depreciation charges, profits/losses on sale of revalued assets, and asset impairment writedowns are adjusted back to a historical cost basis in the Statement of Financial Performance for U.S. GAAP purposes.

e Depreciation of investment properties
Under Australian GAAP, the CML Group does not depreciate properties that it regards as investment properties. U.S. GAAP requires all properties to be depreciated and therefore an additional depreciation expense has been recognised.

f Sales of properties
Under Australian GAAP for operating leases, gains on disposal under sale-leaseback transactions can be recognised in the period of sale under certain conditions. Under U.S. GAAP the gain is amortised over the remaining lease term. Similarly, where the CML Group is considered to have a continuing involvement with a property treated as sold for Australian GAAP purposes, under U.S. GAAP the entire transaction is recognised as a financing transaction rather than a sale, and consequently no gain on sale is recognised.

g Restructuring costs
During 2001, the CML Group incurred redundancy costs in relation to business repositioning, group restructuring and rationalisation. U.S. GAAP requires strict criteria be met before liabilities for employee termination benefits can be recognised. Certain criteria had not been met and the associated expenses were therefore not recognised. In 2002 the criteria were met and the expenses were recognised under U.S. GAAP.

h Employee Share Plan
CML has issued shares to employees under the Employee Share Plan (refer note 34 for details). Any difference between market value and the issue price of the shares issued under such plans is not required to be accounted for under Australian GAAP. U.S. GAAP requires that the difference between the market value and the issue price (adjusted for any dividends) of the shares issued to the employees, be accounted for at measurement date as deemed compensation, and be charged against the profits of the company. At balance date, the market value of such shares exceeded the issue price (adjusted for dividends) of the issues made to date and therefore, compensation expense has been recognised.

CML provides finance to the Employee Share Plan to acquire shares issued to employees. Under U.S. GAAP, the outstanding balance of the loan provided is required to be deducted from total equity, rather than classified as an asset.

i Executive Share Option Plan
CML has issued options to employees under the Executive Share Option Plan (refer note 34 for details). Any benefit derived by employees as a result of issues of options is not required to be accounted for under Australian GAAP. Under U.S. GAAP, the CML Group has adopted U.S. Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" which requires that the fair value of options at date of grant be accounted for as deemed compensation and be charged against profits, over the expected term of the options.

j Retirement benefits
The CML Group's retirement benefit expense in relation to defined benefit plans included in these financial statements is based on the contributions payable to the retirement plans for the year, at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan.

U.S. GAAP requires accounting for defined benefit retirement plan expense to be on an accrual basis, rather than based on contributions payable to the retirement plan for the year.

k Lease incentives
Prior to 30 January 1995, the CML Group received certain incentives to enter into lease agreements which under Australian GAAP it recognised in profit in the year receivable. U.S. GAAP requires lease incentives to be recognised in profit over the term of the new lease.

l Dividend recognition
Prior to 2003, under Australian GAAP, dividends were shown in the Statements of Financial Performance in the period to which they relate rather than in the period when they are declared, as required by U.S. GAAP. Effective 2003, Australian GAAP has been brought in line with U.S. GAAP.

m Onerous leases
Under Australian GAAP a provision for onerous New Zealand contracts was raised. Under U.S. GAAP this type of provision is not permitted.

n Annual leave entitlements
Under Australian GAAP liabilities for annual leave are measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted. Under U.S. GAAP these liabilities are measured at their current rates.

Directors' Declaration and Independent Audit Report

Directors' Declaration

The directors declare that

a) the financial statements and notes set out on pages 4 to 56 are in accordance with the Corporations Act 2001 and:
   1) comply with the Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and
   2) give a true and fair view of CML's and the CML Group's financial position as at 27 July 2003 and of their performance for the 52 weeks ended on that date.

b) in the opinion of the directors:
   1) the financial statements and notes are in accordance with the Corporations Act 2001; and
   2) there are reasonable grounds to believe that CML will be able to pay its debts as and when they become due and payable; and
   3) the members of the Closed Group identified in note 32 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

This declaration is made in accordance with a resolution of the directors.

Richard Allert
Chairman

John Fletcher
Managing Director and Chief Executive Officer

Melbourne, 19 September 2003

Independent Audit Report to the Members of Coles Myer Ltd.

PRICEWATERHOUSECOOPERS

Audit opinion

In our opinion, the financial report of Coles Myer Ltd.:

- gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Coles Myer Ltd. and the Coles Myer Ltd. Group (defined below) as at 27 July 2003, and of their performance for the year ended on that date, and
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion should be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Coles Myer Ltd. (the company) and the Coles Myer Ltd. Group (the consolidated entity), for the year ended 27 July 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures included reading the other information in the annual report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Dale McKee
Partner

Melbourne, 19 September 2003

Applying Good Corporate Governance

Coles Myer's Board is focussed on supporting John Fletcher and his team as they continue the task of rebuilding Coles Myer.

The rebuild has extended to the Board itself and during the year we have welcomed four new members – Keith Barton, Tony Hodgson, Sandra McPhee and Michael Wemms. We have a strong, diverse and independent Board working with an outstanding management team. The energy and vibrancy that characterises our management team extends to the Boardroom – during the year all directors have visited stores and distribution centres and Board meetings have been held at Target in Geelong, Myer in Melbourne and Grace Bros in Sydney.

Your directors and management are committed to high standards of corporate governance, which are embodied in the Company's Statement of Corporate Governance Principles. This establishes the framework for how the Board oversees the Company and performs its functions on behalf of shareholders.

Role of the Board

The Board is responsible for directing management to optimise the Company's performance and increase shareholder wealth by:

- providing strategic direction and adopting a corporate strategy;
- identifying and managing the principal risks of the Company's businesses;
- monitoring the conduct and performance of the Company and of senior management;
- appointing and appraising the CEO and ensuring that there are adequate plans and procedures for succession planning; and
- ensuring that appropriate procedures are in place so that the business of the Company is conducted in an honest, open and ethical manner.

Composition of the Board

The Board is to have a majority of independent directors, so that the Board can bring quality judgements, which are free of bias, to all issues. An independent director is one who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company and, in particular, one who is not:

- a substantial shareholder;
- retained as a professional adviser, either personally or through his/her firm;
- a significant customer and/or supplier,
- a substantial shareholder of, or has a significant financial or personal interest in, a significant customer and/or supplier; or
- an executive.

The preference is that the Chairman of the Board should also be an independent director. The Board currently comprises ten independent non-executive directors and one executive director, being the Managing Director.

Criteria for Board membership

For directors appointed by the Board, the Board will consider the range of skills and experience required in light of:

- the strategic direction and progress of the Company;
- the current composition of the Board; and
- the need for independence.

A director appointed by the Board must stand for election at the next Annual General Meeting.

Apart from the Managing Director, all directors are subject to re-election by rotation at least once every three years.

Board committees

The Board carries out certain duties by delegation to Board Committees. These Committees meet regularly and make recommendations to the Board on the issues delegated to them. The Committees' Charters may be viewed on the Company's website.

Audit/Governance Committee

The Committee assists the Board in relation to the Company's corporate governance framework, identification of areas of significant business risks and the monitoring of:

- the preparation of the Company's financial statements;
- adherence to the Company's Statement of Corporate Governance Principles;
- maintenance of an effective and efficient internal and external audit;
- effective management of business risks;
- compliance with laws and regulations; and
- business dealings, in particular related party transactions.

The Committee also provides recommendations to the Board on the appointment of the external auditors and the level of audit fees. The Committee members are Tony Hodgson (Chairman), Patty Akopiantz, Rick Allert, Mark Leibler, Martyn Myer and Michael Wemms.

Nomination & Remuneration Committee

The principal responsibilities of the Committee are to:

- advise the Board annually on remuneration for executives reporting directly to the CEO;
- advise the Board on performance-linked compensation packages for directors and executives, and share and share option plans;
- advise the Board on directorship appointments, performance of the CEO, successor to the CEO, effectiveness of the Board as a whole and its committees, CEO's and non-executive director's remuneration; and
- review the Board's required status, experience, mix of skills, and other qualities, including gender, and provide a directors' orientation and education program.

The Committee members are Rick Allert (Chairman), Keith Barton, Ric Charlton, Bill Gurry and Sandra McPhee.

Board appraisal process

The Board monitors and evaluates its performance and the performance of the Board committees and individual directors in order to fairly review and actively encourage enhanced board effectiveness. External consultants are engaged to assist in the evaluation process. The evaluation process in respect of the year under review is expected to be completed shortly.

Fair dealings and related party transactions
Directors, as well as senior management, convey the message to all stakeholders through the relevant policies and our internal review mechanisms that integrity and effective control cannot be compromised when dealing with suppliers, particularly if a supplier is a related party. The Company has implemented a comprehensive policy regarding related party transactions.

A director, or entities in which a director has a significant interest and/or influence, who enters into a transaction with CML (other than a transaction involving the payment of compensation), must make full disclosure. If the total value of the transactions for a month exceeds $1 million, details will be reported to the Audit/Governance Committee. Certain contracts with directors, or entities in which directors have a significant interest and/or influence, must be approved by the Audit/Governance Committee in advance of committing the Company.

Share trading
The Company's policy and procedure on dealing in CML securities requires that directors and employees who possess inside information should never deal in CML securities. It also provides that directors and senior executives are not permitted to trade in the Company's securities in the six week period prior to the announcement of the half year and full year profit results.

Group results and monitoring
The Board has overall responsibility for the appropriate reporting of the CML Group results. In order to effectively carry out this function, the Audit/Governance Committee monitors the effectiveness of the Group's systems and internal financial controls.

The Group's performance is monitored on a monthly basis through annual operating and capital budgets, which have been established by the relevant business heads and approved by the Board.

Internal Audit is used extensively to monitor the areas of greatest risk as identified by risk analysis. The external auditors review and test the system of internal control to the extent necessary to form an opinion on the financial report.

External auditor independence
Audit fees of $4.0 million were paid or payable to PricewaterhouseCoopers in relation to the 2003 financial year. Fees for non-audit assurance services and taxation advice totalled $2.8 million and fees for consulting advice, provided by PwC Consulting, prior to 1 October 2002 totalled $0.5 million. With the acquisition of PwC Consulting by IBM on 1 October 2002, our auditors, PricewaterhouseCoopers, and PWC Consulting became independent organisations. The independence and performance of the external auditor is subject to continual review by the Audit/Governance Committee. In addition, in 2003 a formal review of the performance of the external auditor was completed and it was determined to reappoint PricewaterhouseCoopers as the company's external auditor. Audit engagement partners are rotated every 5 years, with the most recent rotation occurring in the 2002 financial year.

Ethics and Code of Conduct
A Code of Conduct, based on the fundamental principle that all its business affairs shall be conducted legally, ethically and with strict observance of the highest standards of integrity and propriety, has been adopted by all directors and employees. It is wide-ranging and describes how an individual should act in many different circumstances. It also provides guidance on how to resolve uncertainties and how to deal with suspected breaches of the Code by others. The Code may be viewed on the Company's website.

Professional advice to directors
Subject to the approval of the Audit/Governance Committee, directors may engage an outside professional advisor at the expense of the Company in appropriate circumstances.

During the year under review, the Company paid legal expenses for the following directors relating to advice pertaining to the 2002 Annual General Meeting – Patty Akopiantz $21,920, Richard Allert $72,641, John Fletcher $24,780, Bill Gurry $9,703, Mark Leibler $4,091, Helen Lynch $41,871, Martyn Myer $17,726, Stan Wallis $157,051.

Additionally, there was a non-apportioned amount of $227,842 paid in respect of legal advice for Patty Akopiantz, John Fletcher, Bill Gurry, Helen Lynch, Martyn Myer and Stan Wallis which also related to advice pertaining to the 2002 Annual General Meeting.

Directors' retirement allowance
Non-executive directors appointed prior to 27 March 2003 receive a retirement allowance payable upon their retirement as a director in accordance with an approval given by shareholders at the Annual General Meeting held 21 November 1989.

The approval provides for the payment of a retirement allowance equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years but not exceeding a total of 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received. Directors appointed after 27 March 2003 do not receive a retirement allowance however receive an increased base fee.

Communication with shareholders
The Company is committed to:
- ensuring that shareholders and the financial markets are provided with full and timely information about its activities;
- complying with continuous disclosure obligations contained in applicable Listing Rules and the Corporations Act in Australia, and the equivalent requirements associated with the Company's listing in the United States;
- ensuring that all stakeholders have equal opportunities to receive externally available information issued by the Company.

The Company has established a Continuous Disclosure Committee which is responsible for monitoring the continuous disclosure practices of the Company, assessing the information provided by the Company's businesses and considering the appropriate response to any market rumours concerning the Company.

Information is communicated to shareholders through the distribution of the annual review and whenever there are other significant developments to report. In addition, all significant information is posted on the Company's website www.colesmyer.com as soon as it is disclosed to the financial markets. The Annual General Meeting, along with profit and sales presentations, is also broadcast live on the website. A copy of all the governance policies referred to in this review are also able to be viewed on the Company's website.

Donations

The Board's decision to contribute to the major political parties, federally and in the states, is motivated by its desire to see a strong political system that supports the democratic process in Australia.

Commitments made to political parties at the federal and state levels during the year were:

Australian Labor Party $107,000, Liberal Party of Australia $107,000, National Party of Australia $26,000

ASX corporate governance recommendations

At the date of this Report the Company complies with the ASX Principles of Good Corporate Governance and Best Practice Recommendations. The information required to be disclosed by those Recommendations is found both in this Applying Good Corporate Governance section and in the Director's Report in the Annual Review.

During the year under review the Company complied with most of those Recommendations. The only areas of noteworthy non-compliance were with respect to –

(i) For the period October 2002 to July 2003, the Chairman of the Board was the Chairman of the Audit/Governance Committee; and

(ii) Certain of the Company's policies and procedures were not available on the Company's web site for the entire period.

Trade Practices compliance

Implementation and entrenchment of the Coles Myer Trade Practices Compliance program continues across the Group, based on the framework provided in AS 3806 - the Australian Standard for Compliance programs.

Major activity this year focused on providing the Group with further trade practices training tools, including video and online learning formats. A self audit tool was also launched by Retail Support to assist both the Brands and Retail Support to enable further improvement of the Program across the Group.

Business Directory

Coles Myer Ltd.
Registered Office
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787
www.colesmyer.com
Email info@colesmyer.com

e.colesmyer
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Corporate and Retail Support
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Food & Liquor
Coles Supermarkets
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 5111
Facsimile: (03) 9829 6787

Bi-Lo
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 5111
Facsimile: (03) 9829 5990

Liquorland
62 Hume Hwy
Chullora NSW 2190
Telephone: (02) 9795 7000
Facsimile: (02) 9795 7640

Myer Grace Bros
295 Lonsdale Street
Melbourne Vic 3000
Telephone: (03) 9661 1111
Facsimile: (03) 9661 3770

Target
12-14 Thompson Road
North Geelong Vic 3215
Telephone: (03) 5246 2000
Facsimile: (03) 5246 2257

Kmart
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 4111
Facsimile: (03) 9829 6787

Officeworks
Virginia Park 1 South Drive
236 -262 East Boundary Road
Bentleigh East Vic 3165
Telephone: (03) 8575 1900
Facsimile: (03) 8575 1999

Coles Myer Ltd.